Exhibit 99.4

INTERCREDITOR AGREEMENT

Dated 19 March 2014

CITIBANK INTERNATIONAL PLC

as Revolving Agent

The Revolving Lenders

DEUTSCHE BANK TRUST COMPANY AMERICAS

as Senior Secured Note Trustee

GLOBAL SHIP LEASE, INC.

as the Parent

THE ORIGINAL DEBTORS

DEUTSCHE BANK TRUST COMPANY AMERICAS

acting as Security Agent

and others

INTERCREDITOR AGREEMENT

ABU DHABI    |    BEIJING    |    BRUSSELS     |    FRANKFURT    |    HONG KONG    |    LONDON    |    MILAN    |      NEW YORK    |    PALO ALTO    |    PARIS    |    ROME    |    SAN  FRANCISCO    |    SÃO PAULO    |     SHANGHAI    |    SINGAPORE     |    TOKYO    |    TORONTO    |    WASHINGTON, DC

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THIS AGREEMENT is dated 19 March 2014 and made between:

(1)	CITIBANK INTERNATIONAL PLC as Revolving Agent;

(2)	THE FINANCIAL INSTITUTIONS named on the signing pages as Revolving Lenders;

(3)	CITIBANK, N.A., LONDON BRANCH as Revolving Arranger;

(4)	DEUTSCHE BANK TRUST COMPANY AMERICAS as Senior Secured Note Trustee;

(5)	GLOBAL SHIP LEASE, INC. (the “Parent”);

(6)	THE COMPANIES named on the signing pages as Intra-Group Lenders whose details are set out at Part A of Schedule 5;

(7)	THE SUBSIDIARIES of the Parent named on the signing pages as Debtors (together with the Parent, the “Original Debtors”) whose details are set out at Part B of Schedule 5; and

(8)	DEUTSCHE BANK TRUST COMPANY AMERICAS as security trustee for the Secured Parties (the “Security Agent”).

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Acceleration Event” means a Credit Facility Acceleration Event, a Senior Secured Note Acceleration Event or a Second Lien Note Acceleration Event.

“Affiliate” means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Arranger” means each Credit Facility Arranger, in each case, which is a Party as a Revolving Arranger or becomes a Party as an Arranger pursuant to Clause 21.7 (Accession of Credit Facility Creditors under new Credit Facilities).

“Available Commitment”:

(a)	in relation to a Revolving Lender, has the meaning given to the term “Available Commitment” in the Initial Revolving Facility Agreement; and

(b)	in relation to any other Credit Facility Lender, has the meaning given to the term “Available Commitment” in the relevant Credit Facility Agreement.

“Borrowing Liabilities” means, in relation to a member of the Group, the liabilities and obligations (not being Guarantee Liabilities) it may have as a principal debtor to a Creditor (other than to an Arranger or a Creditor Representative) or a Debtor in respect of Liabilities arising under the Debt Documents (whether incurred solely or jointly and including, without limitation, liabilities and obligations as a borrower under the Credit Facility Documents and liabilities and obligations as a borrower or issuer under the Senior Secured Note Documents or Second Lien Note Documents).

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in London, England; Amsterdam, The Netherlands; and New York, the United States of America.

“Cash Proceeds” means:

(a)	proceeds of the Security Property which are in the form of cash; and

(a)	any cash which is generated by holding, managing, exploiting, collecting, realising or disposing of any proceeds of the Security Property which are in the form of Non-Cash Consideration.

“Charged Property” means all of the assets which from time to time are, or are expressed to be, the subject of the Transaction Security.

“Collateral Account” has the meaning given to that expression in the Senior Secured Note Indenture.

“Common Assurance” means any guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, the benefit of which (however conferred) is, to the extent legally possible, given to all the Secured Parties in respect of their Liabilities.

“Common Currency” means the lawful currency for the time being of the United States of America.

“Common Currency Amount” means, in relation to an amount, that amount converted (to the extent not already denominated in the Common Currency) into the Common Currency at the Security Agent’s Spot Rate of Exchange on the Business Day prior to the relevant calculation.

“Common Transaction Security” means any Transaction Security which to the extent legally possible:

(a)	is created in favour of the Security Agent as trustee for the other Secured Parties in respect of their Liabilities; or

(b)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as trustee for the Secured Parties is created in favour of:

(i)	all the Secured Parties in respect of their Liabilities; or

(ii)	the Security Agent under a parallel debt structure for the benefit of all the Secured Parties,

and which (subject to the terms of this Agreement) ranks in the order of priority contemplated in Clause 2.2 (Transaction Security).

“Consent” means any consent, approval, release or waiver or agreement to any amendment.

“Credit Facility” means:

(a)	on or prior to the Revolving Lender Discharge Date, the Initial Revolving Facility; and

(b)	after the Revolving Lender Discharge Date, any credit facility made available to a member of the Group where any:

(i)	agent of the lenders in respect of the credit facility becomes a Party as a Creditor Representative in respect of that credit facility pursuant to Clause 21.7 (Accession of Credit Facility Creditors under new Credit Facilities);

(ii)	arranger of the credit facility has become a Party as a Credit Facility Arranger in respect of that credit facility pursuant to Clause 21.7 (Accession of Credit Facility Creditors under new Credit Facilities);

(iii)	lender in respect of the credit facility has become a Party as a Credit Facility Lender in respect of that credit facility pursuant to Clause 21.7 (Accession of Credit Facility Creditors under new Credit Facilities); and

(iv)	the aggregate of the maximum principal amount outstanding under the credit facilities including capitalised interest, fees, charges or other amounts at any time is equal to or less than US$40,000,000,

“Credit Facility Acceleration Event” means:

(a)	on or prior to the Revolving Lender Discharge Date, the Revolving Agent exercising any of its rights under Clause 18.14 (Acceleration) of the Initial Revolving Facility Agreement or any acceleration provisions being automatically invoked under the Initial Revolving Facility Agreement; and

(b)	after the Revolving Lender Discharge Date, the Creditor Representative in relation to any Credit Facility exercising any of its rights under any Equivalent Provision(s) of the relevant Credit Facility Agreement or any acceleration provisions being automatically invoked under the relevant Credit Facility Agreement, other than the right to declare any amount payable on demand.

“Credit Facility Agreement” means:

(a)	on or prior to the Revolving Lender Discharge Date, the Initial Revolving Facility Agreement; and

(b)	after the Revolving Lender Discharge Date, in relation to a Credit Facility, the facility agreement documenting that Credit Facility.

“Credit Facility Arranger” means:

(a)	on or prior to the Revolving Lender Discharge Date, the Revolving Arranger; and

(b)	after the Revolving Lender Discharge Date, any arranger of any other Credit Facility which becomes a Party pursuant to Clause 21.7 (Accession of Credit Facility Creditors under new Credit Facilities).

“Credit Facility Borrower” means a “Borrower” under and as defined in:

(a)	on or prior to the Revolving Lender Discharge Date, the Initial Revolving Facility Agreement; and

(b)	after the Revolving Lender Discharge Date, the relevant Credit Facility Agreement.

“Credit Facility Commitment” means “Commitment” under and as defined in:

(a)	on or prior to the Revolving Lender Discharge Date, the Initial Revolving Facility Agreement; and

(b)	after the Revolving Lender Discharge Date, the relevant Credit Facility Agreement.

“Credit Facility Creditors” means each Creditor Representative in relation to a Credit Facility, each Credit Facility Arranger and each Credit Facility Lender.

“Credit Facility Documents” means:

(a)	on or prior to the Revolving Lender Discharge Date, the Initial Revolving Finance Documents; and

(b)	after the Revolving Lender Discharge Date, if applicable, each document or instrument entered into between a member of the Group and a Credit Facility Creditor setting out the terms of any credit facility which creates or evidences any Credit Facility Liabilities.

“Credit Facility Guarantor” means:

(a)	on or prior to the Revolving Lender Discharge Date, a “Guarantor” under, and as defined, in the Initial Revolving Facility Agreement; and

(b)	after the Revolving Lender Discharge Date, any member of the Group that provides a guarantee in favour of any Credit Facility Creditor in connection with any Credit Facility.

“Credit Facility Lender Discharge Date” means the first date on which all Credit Facility Liabilities have been fully and finally discharged to the satisfaction of the relevant Creditor Representative(s), whether or not as the result of an enforcement, and the Credit Facility Lenders are under no further obligation to provide financial accommodation to any of the Debtors under the Debt Documents.

“Credit Facility Lenders” means:

(a)	on or prior to the Revolving Lender Discharge Date, the Revolving Lenders; and

(b)	after the Revolving Lender Discharge Date, each “Lender” (under, and as defined in the relevant Credit Facility Agreement).

“Credit Facility Liabilities” means the Liabilities owed by any Debtor to the Credit Facility Creditors under or in connection with the Credit Facility Documents.

“Credit Facility Participations” means in relation to a Credit Facility Lender its aggregate Credit Facility Commitments.

“Creditor/Creditor Representative Accession Undertaking” means:

(a)	an undertaking substantially in the form set out in Schedule 2 (Form of Creditor/Creditor Representative Accession Undertaking); or

(b)	a Transfer Certificate (as defined in the relevant Credit Facility Agreement) provided that it contains an accession to this Agreement which is substantially in the form set out in Schedule 2 (Form of Creditor/Creditor Representative Accession Undertaking); or

(c)	an Increase Confirmation (as defined in the relevant Credit Facility Agreement) provided that it contains an accession to this Agreement which is substantially in the form set out in Schedule 2 (Form of Creditor/Creditor Representative Accession Undertaking), as the context may require; or

(d)	in the case of an acceding Debtor which is expressed to accede as an Intra Group Lender in the relevant Debtor Accession Deed, that Debtor Accession Deed.

“Creditor Representative” means:

(a)	in relation to the Revolving Lenders, the Revolving Agent;

(b)	in relation to the Credit Facility Lenders under any other Credit Facility, the facility agent in respect of that Credit Facility which has acceded to this Agreement as the Creditor Representative of those Credit Facility Lenders pursuant to Clause 21.7 (Accession of Credit Facility Creditors under new Credit Facilities);

(c)	in relation to the Senior Secured Noteholders, the Senior Secured Note Trustee; and

(d)	in relation to the Second Lien Noteholders the Second Lien Note Trustee which has acceded to this Agreement as the Creditor Representative of those Second Lien Noteholders pursuant to Clause 21.9 (Accession of Second Lien Note Creditors).

“Creditor Representative Amounts” means fees, costs and expenses of a Creditor Representative payable to a Creditor Representative for its own account pursuant to the relevant Debt Documents or any engagement letter between a Creditor Representative and a Debtor (including any amount payable to a Creditor Representative by way of indemnity, remuneration or reimbursement for expenses incurred), and the costs incurred by a Creditor Representative in connection with any actual or attempted Enforcement Action which is permitted by this Agreement which are recoverable pursuant to the terms of the Debt Documents together with any VAT payable on any of the foregoing but shall not include (a) any amount of principal or interest payable in respect of any Debt Document or (b) the costs of bringing any claims, suit or proceeding against any First Lien Creditor.

“Creditors” means the Primary Creditors and the Intra-Group Lenders.

“Debt Disposal” means any disposal of any Liabilities or Debtors’ Intra-Group Receivables pursuant to paragraphs (d) or (e) of Clause 13.1 (Facilitation of Distressed Disposals).

“Debt Document” means each of this Agreement, the Credit Facility Documents, the Senior Secured Note Documents, the Second Lien Note Documents, the Security Documents, any agreement evidencing the terms of the Intra-Group Liabilities and any other document designated as such by the Security Agent and the Parent.

“Debtor” means each Original Debtor and any person which becomes a Party as a Debtor in accordance with the terms of Clause 21 (Changes to the Parties).

“Debtor Accession Deed” means:

(a)	a deed substantially in the form set out in Schedule 1 (Form of Debtor Accession Deed); or

(b)	(only in the case of a member of the Group which is acceding as a borrower, issuer or guarantor under a Credit Facility Document or Senior Secured Note Document) an accession document in the form required by the relevant Credit Facility Document or Senior Secured Note Document or Second Lien Note Document (provided in each case that it contains an accession to this Agreement which is substantially in the form set out in Schedule 1 (Form of Debtor Accession Deed)).

“Debtor Resignation Request” means a notice substantially in the form set out in Schedule 3 (Form of Debtor Resignation Request).

“Debtors’ Intra-Group Receivables” means, in relation to a member of the Group, any liabilities and obligations owed to any Debtor (whether actual or contingent and whether incurred solely or jointly) by that member of the Group.

“Default” means an Event of Default or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Debt Documents or any combination of any of the foregoing) be an Event of Default.

“Defaulting Lender” means:

(a)	on or prior to the Revolving Lender Discharge Date, a Revolving Lender which is a “Defaulting Lender” under, and as defined in, the Initial Revolving Facility Agreement; and

(b)	after the Revolving Lender Discharge Date, a Credit Facility Lender which is a “Defaulting Lender” under, and as defined in, the relevant Credit Facility Documents.

“Delegate” means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

“Distress Event” means any of:

(a)	an Acceleration Event; or

(b)	the enforcement of any Transaction Security.

“Distressed Disposal” means a disposal of any Charged Property which is:

(a)	being effected at the request of the Instructing Group in circumstances where the Transaction Security has become enforceable;

(b)	being effected by enforcement of the Transaction Security; or

(c)	being effected, after the occurrence of a Distress Event, by a Debtor to a person or persons which is, or are, not a member, or members, of the Group.

“Dollars” or “US$” means the lawful currency for the time being of the United States of America.

“Enforcement” means the enforcement or disposal of any Transaction Security, the requesting of a Distressed Disposal and/or the release or disposal of claims and/or Transaction Security on a Distressed Disposal under Clause 13 (Distressed Disposals), the giving of instructions as to actions with respect to the Transaction Security and/or the Charged Property following an Insolvency Event under Clause 8.7 (Security Agent instructions) and the taking of any other actions consequential on (or necessary to effect) any of those actions (but excluding the delivery of an Initial Enforcement Notice).

“Enforcement Action” means:

(a)	in relation to any Liabilities:

(i)	the acceleration of any Liabilities or the making of any declaration that any Liabilities are prematurely due and payable (other than as a result of it becoming unlawful for a Primary Creditor to perform its obligations under, or of any voluntary or mandatory prepayment arising under, the Debt Documents);

(ii)	the making of any declaration that any Liabilities are payable on demand;

(iii)	the making of a demand in relation to a Liability that is payable on demand (other than a demand made by an Intra-Group Lender in relation to any Intra-Group Liabilities which are on-demand Liabilities to the extent (A) that the demand is made in the ordinary course of dealings between the relevant Debtor and Intra-Group Lender and (B) that any resulting Payment would be a Permitted Intra-Group Payment);

(iv)	the making of any demand against any member of the Group in relation to any Guarantee Liabilities of that member of the Group;

(v)

the exercise of any right to require any member of the Group to acquire any Liability (including exercising any put or call option against any member of the Group for the redemption or purchase of any Liability other than in connection with an asset sale offer, an event of loss offer, a change of control offer or an excess cash flow offer (however defined) as set out in the Credit Facility Documents or Senior Secured Note Documents or Second Lien Note Documents) and excluding any open market purchases of, or any voluntary tender offer or exchange offer for, Senior Secured Notes or Second Lien Notes at a time at which no Default is continuing;

(vi)	the exercise of any right of set-off, account combination or payment netting against any member of the Group in respect of any Liabilities other than the exercise of any such right which is otherwise expressly permitted under the Credit Facility Documents and not prohibited under the Senior Secured Notes Documents to the extent that the exercise of that right gives effect to a Permitted Payment; and

(vii)	the suing for, commencing or joining of any legal or arbitration proceedings against any member of the Group to recover any Liabilities;

(b)	the taking of any steps to enforce or require the enforcement of any Transaction Security (including the crystallisation of any floating charge forming part of the Transaction Security);

(c)	the entering into of any composition, compromise, assignment or arrangement with any member of the Group which owes any Liabilities, or has given any Security, guarantee or indemnity or other assurance against loss in respect of the Liabilities (other than any action permitted under Clause 21 (Changes to the Parties), or any such right which arises as a result of any open market purchases of, or voluntary tender offer or exchange offer for, Senior Secured Notes or Second Lien Notes at a time at which no Default is continuing); or

(d)	the petitioning, applying or voting for, or the taking of any steps (including the appointment of any liquidator, receiver, administrator or similar officer) in relation to, the winding up, dissolution, administration or reorganisation of any member of the Group which owes any Liabilities, or has given any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, or any of such member of the Group’s assets or any suspension of payments or moratorium of any indebtedness of any such member of the Group, or any analogous procedure or step in any jurisdiction, except that the following shall not constitute Enforcement Action:

(i)	the taking of any action falling within paragraphs (a)(ii), (iii), (iv) or (vii) above which is necessary (but only to the extent necessary) to preserve the validity, existence or priority of claims in respect of Liabilities, including the registration of such claims before any court or governmental authority and the bringing, supporting or joining of proceedings to prevent any loss of the right to bring, support or join proceedings by reason of applicable limitation periods; and

(ii)	a Primary Creditor bringing legal proceedings against any person solely for the purpose of:

(A)	obtaining injunctive relief (or any analogous remedy outside England and Wales) to restrain any actual or putative breach of any Debt Document to which it is party;

(B)	obtaining specific performance (other than specific performance of an obligation to make a payment) with no claim for damages; or

(C)	requesting judicial interpretation of any provision of any Debt Document to which it is party with no claim for damages; or

(iii)	bringing legal proceedings against any person in connection with any fraud, securities violation or securities or listing regulations; or

(iv)	allegations of material misstatements or omissions made in connection with the offering materials relating to any Senior Secured Notes or Second Lien Notes or in reports furnished to the Senior Secured Noteholders or Second Lien Noteholders or any exchange on which the Senior Secured Notes or Second Lien Notes are listed by a member of the Group pursuant to the information and reporting requirements under the Senior Secured Note Documents or Second Lien Note Documents; or

(v)	to the extent entitled by law, the taking of action against any creditor (or any agent, trustee or receiver acting on behalf of such creditor) to challenge the basis on which any sale or disposal is to take place pursuant to powers granted to such persons under any security documentation.

“Enforcement Instructions” means instructions as to Enforcement (including the manner and timing of Enforcement) given by the Creditor Representative acting on the instructions of the Instructing Group to the Security Agent pursuant to the terms of this Agreement.

“Enforcement Objective” has the meaning given to that term in Schedule 4 (Enforcement Principles).

“Enforcement Principles” means the principles set out in Schedule 4 (Enforcement Principles).

“Enforcement Proceeds” means any amount paid to or otherwise realised by a Secured Party under or in connection with any Enforcement and, following the occurrence of a Distress Event, any other proceeds of, or arising from, any of the Charged Property.

“Equivalent Provision” means with respect to a Credit Facility Agreement, in relation to a provision or term of the Initial Revolving Facility Agreement, any equivalent provision or term in the Credit Facility Agreement which is similar in meaning and effect.

“Event of Default” means any event or circumstance specified as such in a Credit Facility Agreement, the Senior Secured Note Indenture or a Second Lien Note Indenture.

“Exposure” has the meaning given to that term in Clause 17.1 (Equalisation Definitions).

“Fairness Opinion” has the meaning given to that term in Schedule 4 (Enforcement Principles).

“Final Discharge Date” means the later to occur of the Credit Facility Lender Discharge Date, the Senior Secured Note Discharge Date and the Second Lien Note Discharge Date.

“Financial Adviser” has the meaning given to that term in Schedule 4 (Enforcement Principles).

“First Lien Creditors” means the Credit Facility Creditors and the Senior Secured Note Creditors.

“First Lien Documents” means the Credit Facility Documents and the Senior Secured Note Documents.

“First Lien Discharge Date” means the later to occur of the Credit Facility Lender Discharge Date and the Senior Secured Note Discharge Date.

“First Lien Event of Default” means any event or circumstance specified as an “event of default” in a Credit Facility Agreement or the Senior Secured Note Indenture.

“First Lien Payment Default” means a Default under a First Lien Document that arises by reason of any non-payment under such First Lien Document.

“Group” means the Parent and each of its Restricted Subsidiaries for the time being.

“Guarantee Liabilities” means, in relation to a member of the Group, the liabilities and obligations under the Debt Documents (present or future, actual or contingent and whether incurred solely or jointly) it may have to a Creditor (other than to an Arranger or a Creditor Representative) or Debtor as or as a result of its being a guarantor or surety (including, without limitation, liabilities and obligations arising by way of guarantee, indemnity, contribution or subrogation and in particular any guarantee or indemnity arising under or in respect of the Credit Facility Documents, the Senior Secured Note Documents or the Second Lien Note Documents).

“Holding Company” means, in relation to a person, any other person in respect of which it is a Subsidiary.

“Initial Enforcement Notice” has the meaning given to such term in Clause 11.1 (Instructions to enforce).

“Initial Revolving Facility” means the “Facility” under and as defined in the Initial Revolving Facility Agreement.

“Initial Revolving Facility Agreement” means the revolving facility agreement made between the Parent, the Revolving Lenders and others dated on or about the date of this Agreement.

“Initial Revolving Facility Liabilities” means the Liabilities owed by the Debtors to the Credit Facility Creditors under the Initial Revolving Finance Documents.

“Initial Revolving Finance Documents” means the “Finance Documents” under and as defined in the Initial Revolving Facility Agreement.

“Insolvency Event” means, in relation to any member of the Group:

(a)	any resolution is passed or order made for the winding up, dissolution, administration or reorganisation of that member of the Group, a moratorium is declared in relation to any indebtedness of that member of the Group or an administrator is appointed to that member of the Group;

(b)	any composition, compromise, assignment or arrangement is made with any of its creditors;

(c)	the appointment of any liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of that member of the Group or any of its assets; or

(d)	any analogous procedure or step is taken in any jurisdiction.

“Instructing Group” means

(a)	on or prior to the First Lien Discharge Date:

(i)	subject to paragraph (ii) below, the Revolving Agent or the facility agent, as applicable, acting upon instructions from the Majority Credit Facility Lenders and the Senior Secured Note Trustee acting upon the instruction of the Majority Senior Secured Note Creditors; and

(ii)	in relation to instructions as to Enforcement, the group of Creditors entitled to give instructions as to Enforcement under Clause 11.1 (Instructions to enforce); and

(b)	after the First Lien Discharge Date, means the Second Lien Note Trustee acting upon instructions from the Majority Second Lien Note Creditors.

“Intercreditor Amendment” means any amendment or waiver which is subject to Clause 27 (Consents, Amendments and Override).

“Intra-Group Lenders” means each member of the Group which has made a loan available to, granted credit to or made any other financial arrangement having similar effect with another member of the Group and which is named on the signing pages as an Intra-Group Lender or which becomes a Party as an Intra-Group Lender in accordance with the terms of Clause 21 (Changes to the Parties).

“Intra-Group Liabilities” means the Liabilities owed by any member of the Group to any of the Intra-Group Lenders.

“Liabilities” means all present and future liabilities and obligations at any time of any member of the Group to any Creditor under the Debt Documents, both actual and contingent and whether incurred solely or jointly or as principal or surety or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

(a)	any refinancing, novation, deferral or extension;

(b)	any claim for breach of representation, warranty or undertaking or on an event of default or under any indemnity given under or in connection with any document or agreement evidencing or constituting any other liability or obligation falling within this definition;

(c)	any claim for damages or restitution; and

(d)	any claim as a result of any recovery by any Debtor of a Payment on the grounds of preference or otherwise,

and any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

“Liabilities Acquisition” means, in relation to a person and to any Liabilities, a transaction where that person:

(a)	purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

the rights in respect of those Liabilities.

“Liabilities Sale” means a Debt Disposal pursuant to paragraph (e) of Clause 13.1 (Facilitation of Distressed Disposals).

“Majority Credit Facility Lenders” means:

(a)	on or prior to the Revolving Lender Discharge Date, the “Majority Lenders” under, and as defined in, the Initial Revolving Facility Agreement after the application of:

(i)	paragraph (a) of Clause 28.1 (Disenfranchisement on Debt Purchase Transactions entered into by Sponsor Affiliates); and

(ii)	Clause 25.4 (Disenfranchisement of Defaulting Lenders),

of the Initial Revolving Facility Agreement; and

(b)	after the Revolving Lender Discharge Date, at any time, those Credit Facility Lenders whose Credit Facility Participations at that time aggregate more than 66.67 per cent. of the total Credit Facility Participations of all Credit Facility Lenders at that time.

“Majority Senior Secured Note Creditors” means, at any time, those Senior Secured Noteholders whose Senior Secured Note Credit Participations at that time aggregate more than 50 per cent. of the total Senior Secured Note Credit Participations at that time.

“Majority Second Lien Note Creditors” means at any time those Second Lien Note Creditors whose Second Lien Note Credit Participations at that time aggregate more than 50 per cent. of the total Second Lien Note Credit Participations at that time.

“Non-Cash Consideration” means consideration in a form other than cash.

“Non-Cash Recoveries” means:

(a)	any proceeds of a Distressed Disposal or a Debt Disposal; or

(b)	any amount distributed to the Security Agent pursuant to Clause 9.2 (Turnover by the Primary Creditors),

which are, or is, in the form of Non-Cash Consideration.

“Non-Distressed Disposal” has the meaning given to that term in Clause 12 (Non-Distressed Disposals).

“Officers” means the principal executive officer, the principal financial officer, the principal operating officer, the principal technical officer, the treasurer, the controller, the general counsel or the principal accounting officer of the Parent.

“Other Liabilities” means, in relation to a member of the Group, any trading and other liabilities and obligations (not being Borrowing Liabilities or Guarantee Liabilities) it may have to an Intra-Group Lender or Debtor.

“Party” means a party to this Agreement.

“Payment” means, in respect of any Liabilities (or any other liabilities or obligations), a payment, prepayment, repayment, redemption, defeasance or discharge of those Liabilities (or other liabilities or obligations).

“Permitted Credit Facility Payments” means the Payments permitted by Clause 3.1 (Payment of Credit Facility Liabilities).

“Permitted Intra-Group Payments” means the Payments permitted by Clause 6.2 (Permitted Payments: Intra-Group Liabilities).

“Permitted Payment” means a Permitted Intra-Group Payment, a Permitted Senior Secured Note Payment, a Permitted Credit Facility Payment or a Permitted Second Lien Note Payment.

“Permitted Reorganisation” means a solvent liquidation, reorganisation, merger, amalgamation or consolidation involving a Debtor and one or more other entities (or in the case of a solvent reorganization only no other entity) that results in the same person, a different person or in the case of a solvent reorganization only no person owning the relevant assets and where such solvent liquidation, reorganisation, merger, amalgamation or consolidation is expressly permitted under the Credit Facility Documents, the Senior Secured Note Documents, and the Second Lien Note Documents and the Security Agent has received an opinion of counsel and a certificate signed by a director of the Parent (without personal liability) each confirming that such solvent liquidation, reorganisation, merger, amalgamation or consolidation, in each case, is expressly permitted under the Credit Facility Documents, the Senior Secured Note Documents, and the Second Lien Note Documents.

“Permitted Second Lien Note Payments” means the Payments permitted by Clause 7.2 (Permitted Payments: Second Lien Note Liabilities).

“Permitted Senior Secured Note Payments” means the Payments permitted by Clause 4.1 (Payment of Senior Secured Note Liabilities).

“Primary Creditors” means the Credit Facility Creditors, the Senior Secured Note Creditors and the Second Lien Note Creditors.

“Primary Finance Documents” means the Credit Facility Documents, the Senior Secured Note Documents and the Second Lien Note Documents.

“Property” of a member of the Group or of a Debtor means:

(a)	any asset of that member of the Group or of that Debtor;

(b)	any Subsidiary of that member of the Group or of that Debtor; and

(c)	any asset of any such Subsidiary.

“Public Auction” means an auction in which more than one bidder participates or is invited to participate and which is conducted in accordance with the advice of an internationally recognised bank or firm of accountants or (in respect of an auction of vessels only) an internationally recognised ship broker.

“Purchasing Second Lien Note Creditor” has the meaning given to that expression in Clause 5.2 (Option to purchase: Second Lien Note Creditors).

“Purchasing Senior Secured Note Creditors” has the meaning given to that expression in Clause 5.1 (Option to purchase: Senior Secured Note Creditors).

“Receiver” means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property.

“Recoveries” has the meaning given to that term in Clause 16.1 (Order of Application).

“Relevant Liabilities” means:

(a)	in the case of a Creditor:

(i)	the Liabilities owed to Creditors ranking (in accordance with the terms of this Agreement) pari passu with or in priority to that Creditor (as the case may be); and

(ii)	all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Agent; and

(b)	in the case of a Debtor, the Liabilities owed to the Creditors together with all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Agent.

“Restricted Subsidiary” means a Subsidiary of the Parent other than an Unrestricted Subsidiary.

“Revolving Agent” means the facility agent under and as defined in the Initial Revolving Facility Agreement.

“Revolving Arranger” means any arranger under and as defined in the Initial Revolving Facility Agreement.

“Revolving Lender Discharge Date” means the first date on which all Initial Revolving Facility Liabilities have been fully and finally discharged to the satisfaction of the Revolving Agent, whether or not as the result of an enforcement, and the Revolving Lenders are under no further obligation to provide financial accommodation to any of the Debtors under the Debt Documents.

“Revolving Lenders” means each Lender (as defined in the Initial Revolving Facility Agreement).

“Second Lien Note Acceleration Event” means the Creditor Representative in relation to any Second Lien Note Liabilities exercising any of its rights under any Second Lien Note Document to accelerate the payment of the Second Lien Note Liabilities or any acceleration provisions being automatically invoked under the relevant Second Lien Note Document other than the right to declare any amount payable on demand.

“Second Lien Note Credit Participation” means:

(a)	the aggregate outstanding principal amount of the Second Lien Notes held by it, if any (as determined in accordance with the Second Lien Note Indenture); and

(b)	to the extent not falling within paragraph (a), above, the aggregate outstanding principal amount of any Second Lien Note Liabilities in respect of which it is the creditor, if any.

“Second Lien Note Creditors” means:

(a)	each Creditor Representative in relation to any Second Lien Note Liabilities; and

(b)	and each Second Lien Noteholder.

“Second Lien Note Discharge Date” means the first date on which all Second Lien Note Liabilities have been fully and finally discharged to the satisfaction of the Creditor Representative(s) in relation to any Second Lien Note Liabilities, whether or not as the result of an enforcement, and the Second Lien Note Creditors are under no further obligation to provide financial accommodation to any of the Debtors under the Second Lien Note Documents.

“Second Lien Note Documents” means any Second Lien Note Indenture, Second Lien Notes and any other document or instrument entered into between any member of the Group and a Second Lien Note Creditor setting out the terms of any credit facility, notes, indenture or debt security which creates or evidences any Second Lien Note Liabilities.

“Second Lien Note Guarantee Liabilities” means the Liabilities due, owing or incurred by any Debtor to any Second Lien Note Creditor under or in connection with the Second Lien Note Documents (in each case, whether alone or jointly, or jointly and severally, with any other person, whether actually or contingently, and whether as principal, surety or otherwise).

“Second Lien Note Indenture” means any note indenture setting out the terms of any debt security which creates or evidences any Second Lien Note Liabilities.

“Second Lien Note Issuer” means the issuer of the Second Lien Note Liabilities, being the Parent or a special purpose finance Subsidiary of the Parent, and which is a “Guarantor” as defined in each of the Credit Facilities and a “Guarantor” or “Issuer” as defined in the Second Lien Note Indenture.

“Second Lien Note Liabilities” means the Liabilities due, owing or incurred by the Debtors to any Second Lien Note Creditor under or in connection with any Second Lien Note Documents and includes any Second Lien Note Guarantee Liabilities.

“Second Lien Note Payment Stop Notice” has the meaning given to that expression in Clause 7.3 (Issue of Second Lien Note Payment Stop Notice).

“Second Lien Note Trustee” means any entity acting as trustee, agent or representative under any issue or borrowing of Second Lien Notes and which accedes to this Agreement pursuant to Clause 21.9 (Accession of Second Lien Note Creditors).

“Second Lien Note Trustee Amounts” means fees, costs and expenses of the Second Lien Note Trustee (including any amount payable to the Second Lien Note Trustee by way of indemnity, remuneration or reimbursement for expenses incurred) payable to the Second Lien Note Trustee for its own account pursuant to the relevant Debt Documents or any engagement letter between the Second Lien Note Trustee and the relevant member of the Group, and the costs of any actual or attempted Enforcement Action which is permitted by this Agreement which are recoverable pursuant to the terms of the relevant Debt Documents, together with any VAT payable on any of the foregoing, but shall not include (a) any amount of principal or interest payable in respect of any Debt Document or (b) the costs of bringing any claims, suit or proceeding against any First Lien Creditor.

“Second Lien Noteholder” means any other holder from time to time of any Second Lien Notes.

“Second Lien Notes” means any second lien notes issued or to be issued by the Second Lien Note Issuer under a Second Lien Note Indenture.

“Secured Obligations” means all the Liabilities and all other present and future liabilities and obligations at any time due, owing or incurred by any member of the Group and by each Debtor to any Secured Party under the Debt Documents, both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity.

“Secured Parties” means the Security Agent, any Receiver or Delegate and each of the Primary Creditors from time to time but, in the case of each Primary Creditor, only if it (or, in the case of a Senior Secured Noteholder or Second Lien Note Creditor, its Creditor Representative) is a Party or has acceded to this Agreement in the appropriate capacity pursuant to Clause 21.10 (Creditor/Creditor Representative Accession Undertaking).

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Security Agent’s Spot Rate of Exchange” means, in respect of the conversion of one currency (the “First Currency”) into another currency (the “Second Currency”) the Security Agent’s or its agent’s then-prevailing rate of exchange for the purchase of the Second Currency with the First Currency in the London foreign exchange market at or about 11:00 am (London time) on a particular day, which shall be notified by the Security Agent in accordance with paragraph (e) of Clause 18.4 (Duties of the Security Agent) to the extent available.

“Security Documents” means:

(a)	each of the Transaction Security Documents;

(b)	any other document entered into at any time by any of the Debtors creating any guarantee, indemnity, Security or other assurance against financial loss in favour of any of the Secured Parties as security for any of the Secured Obligations; and

(c)	any Security granted under any covenant for further assurance in any of the documents referred to in paragraphs (a) and (b) above.

“Security Property” means:

(a)	the Transaction Security expressed to be granted in favour of the Security Agent as trustee for the Secured Parties and all proceeds of that Transaction Security;

(b)	all obligations expressed to be undertaken by a Debtor to pay amounts in respect of the Liabilities to the Security Agent as trustee for the Secured Parties and secured by the Transaction Security together with all representations and warranties expressed to be given by a Debtor in favour of the Security Agent as trustee for the Secured Parties;

(c)	the Security Agent’s interest in any trust fund created pursuant to Clause 9 (Turnover of Receipts); and

(d)	any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Debt Documents to hold as trustee on trust for the benefit of the Secured Parties.

“Senior Secured Note Acceleration Event” means the Senior Secured Note Trustee (or the requisite Senior Secured Noteholders under the Senior Secured Note Indenture) exercising any of its or their rights under section 6.02 of the Senior Secured Note Indenture or any acceleration provisions being automatically invoked in each case under Section 6.02 of the Senior Secured Note Indenture other than the right to declare any amount payable on demand.

“Senior Secured Note Credit Participation” means:

(a)	the aggregate outstanding principal amount of the Senior Secured Notes held by it, if any (as determined in accordance with the Senior Secured Note Indenture); and

(b)	to the extent not falling within paragraph (a) above, the aggregate outstanding principal amount of any Senior Secured Note Liabilities in respect of which it is the creditor, if any.

“Senior Secured Note Creditors” means the Senior Secured Noteholders and the Senior Secured Note Trustee.

“Senior Secured Note Discharge Date” means the first date on which all Senior Secured Note Liabilities have been fully and finally discharged to the satisfaction of the Creditor Representative(s) in relation to any Senior Secured Note Liabilities, whether or not as the result of an enforcement, and the Senior Secured Note Creditors are under no further obligation to provide financial accommodation to any of the Debtors under the Senior Secured Note Documents.

“Senior Secured Note Documents” means the Senior Secured Note Indenture, the Senior Secured Notes, the Security Documents, the Senior Secured Note Guarantees (whether contained in the Senior Secured Note Indenture, as a notation of guarantee attached to the Senior Secured Notes or otherwise) and this Agreement.

“Senior Secured Note Guarantees” means the “Guarantees” as defined in the Senior Secured Note Indenture.

“Senior Secured Note Guarantors” means the “Guarantors” as defined in the Senior Secured Note Indenture.

“Senior Secured Note Indenture” means the indenture governing the Senior Secured Notes dated on or about the date of this Agreement and made between, among others, the Senior Secured Note Trustee, the Security Agent, the Senior Secured Note Issuer and the Senior Secured Note Guarantors.

“Senior Secured Note Issuer” means the Parent.

“Senior Secured Note Liabilities” means the Liabilities owed by the Debtors to the Senior Secured Note Creditors under or in connection with the Senior Secured Note Documents.

“Senior Secured Noteholders” means the holders from time to time of the Senior Secured Notes.

“Senior Secured Notes” means:

(a)	the 10.000% First Priority Secured Notes due 2019 issued or to be issued by the Senior Secured Note Issuer pursuant to the Senior Secured Note Indenture; and

(b)	any other senior secured notes issued by the Senior Secured Note Issuer pursuant to the Senior Secured Note Indenture provided that the Parent has confirmed in writing that the incurrence of those notes will not breach the terms of any of its existing Credit Facility Documents or Senior Secured Note Documents.

“Senior Secured Note Trustee” means the note trustee in respect of the Senior Secured Notes.

“Sponsor Affiliate” means CMA CGM S.A. and any of its affiliates.

“Subsidiary” has the meaning given to that expression in the Initial Revolving Facility as at the date of this Agreement.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Transaction Security” means the Security created or evidenced or expressed to be created or evidenced under or pursuant to the Security Documents.

“Transaction Security Documents” means:

(a)	the “ Security Documents” as defined in the Initial Revolving Facility Agreement; and

(b)	any other document entered into by any Debtor creating or expressed to create any Security over all or any part of its assets in respect of the obligations of any of the Debtors under any of the Debt Documents.

“Unrestricted Subsidiary” means a Subsidiary of the Parent which has been designated an “Unrestricted Subsidiary” for the purpose of (and in accordance with) all of the Credit Facility Documents and Senior Secured Note Documents.

“VAT” means:

(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(b)	any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)	any “Credit Facility Arranger”, “Creditor Representative”, “Arranger”, “Creditor”, “Debtor”, “First Lien Creditor”, “Intra-Group Lender”, “Second Lien Note Trustee”, “Second Lien Note Creditor”, “Second Lien Noteholder”, “Senior Secured Note Trustee”, “Senior Secured Noteholder”, “Senior Secured Note Creditor”, “Parent”, “Party”, “Primary Creditor”, “Security Agent”, “Revolving Agent”, “Credit Facility Borrower”, “Credit Facility Guarantor”, “Revolving Lender” or “Credit Facility Lender”, shall be construed to be a reference to it in its capacity as such and not in any other capacity;

(ii)	any “Creditor Representative”, “Arranger”, “Creditor”, “Debtor”, any “Party” or the “Security Agent” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Debt Documents and, in the case of the Security Agent, any person for the time being appointed as Security Agent or Security Agents in accordance with this Agreement;

(iii)	“assets” includes present and future properties, revenues and rights of every description;

(iv)	a “Debt Document” or any other agreement or instrument is (other than a reference to a “Debt Document” or any other agreement or instrument in “original form”) a reference to that Debt Document, or other agreement or instrument, as amended, novated, supplemented, extended or restated as permitted by this Agreement;

(v)	“enforcing” (or any derivation) the Transaction Security includes:

(A)	the appointment of an administrator (or any analogous officer in any jurisdiction) of a Debtor by the Security Agent; and

(B)	the making of a demand under Clause 18.2 (Parallel debt) by the Security Agent;

(vi)	a “group of Creditors” includes all the Creditors and a “group of Primary Creditors” includes all the Primary Creditors;

(vii)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(viii)	the “original form” of a “Debt Document” or any other agreement or instrument is a reference to that Debt Document, agreement or instrument as originally entered into;

(ix)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(x)	“proceeds” of a Distressed Disposal or of a Debt Disposal includes proceeds in cash;

(xi)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation; and

(xii)	a provision of law is a reference to that provision as amended or re-enacted.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)	A Default is “continuing” if it has not been remedied or waived.

(d)

References to a Creditor Representative acting on behalf of the Credit Facility Creditors of which it is the Creditor Representative means such Creditor Representative acting on behalf of the Credit Facility Creditors of which it is the Creditor Representative with the consent of the proportion of such Credit Facility Creditors required under and in accordance with the applicable Credit Facility Documents (provided that if the relevant Credit Facility Documents do not specify a voting threshold for a particular matter, the threshold will be the Majority Credit Facility Lenders). A Creditor Representative will be entitled to seek instructions from the Credit Facility Creditors of which it is the Creditor Representative to the extent required by the applicable Credit Facility Documents, as the case may be, as to any action to be taken by it under this Agreement. To the extent that the Creditor Representative acting on behalf of the Credit Facility Creditors is acting in accordance with the terms of the Credit Facility Documents then the Creditor Representative acting on behalf of the Credit Facility Creditors will not be required to obtain any further consent from the Credit Facility Creditors in respect of such decision if such consent is not required pursuant to the Credit Facility Documents.

(e)	References to a Creditor Representative acting on behalf of the Senior Secured Note Creditors of which it is the Creditor Representative means such Creditor Representative acting on behalf of the Senior Secured Note Creditors of which it is the Creditor Representative with the consent of the proportion of such Senior Secured Note Creditors required under and in accordance with the applicable Senior Secured Note Documents (provided that if the relevant Senior Secured Note Documents do not specify a voting threshold for a particular matter, the threshold will be a simple majority of the outstanding principal amount under those Senior Secured Note Documents (excluding any Senior Secured Note Liabilities owned by a member of the Group or a Sponsor Affiliate)). A Creditor Representative will be entitled to seek instructions from the Senior Secured Note Creditors of which it is the Creditor Representative to the extent required by the applicable Senior Secured Note Documents, as the case may be, as to any action to be taken by it under this Agreement. To the extent that the Senior Secured Note Trustee is acting in accordance with the terms of the Senior Secured Note Documents then the Senior Secured Note Trustee will not be required to obtain any further consent from the Senior Secured Noteholders in respect of such decision if such consent is not required pursuant to the Senior Secured Note Documents.

(f)	References to a Creditor Representative acting on behalf of the Second Lien Note Creditors of which it is the Creditor Representative means such Creditor Representative acting on behalf of the Second Lien Note Creditors of which it is the Creditor Representative with the consent of the proportion of such Second Lien Note Creditors required under and in accordance with the applicable Second Lien Note Documents (provided that if the relevant Second Lien Note Documents do not specify a voting threshold for a particular matter, the threshold will be a simple majority of the outstanding principal amount under those Second Lien Note Documents (excluding any Second Lien Note Liabilities owned by a member of the Group or a Sponsor Affiliate)). A Creditor Representative will be entitled to seek instructions from the Second Lien Note Creditors of which it is the Creditor Representative to the extent required by the applicable Second Lien Note Documents, as the case may be, as to any action to be taken by it under this Agreement. To the extent that the Second Lien Note Trustee is acting in accordance with the terms of the Second Lien Notes Documents then the Second Lien Note Trustee will not be required to obtain any further consent from the Second Lien Noteholders in respect of such decision if such consent is not required pursuant to the Second Lien Note Documents.

(g)	Any certifications required to be given by a Creditor Representative under this Agreement shall be given by that Creditor Representative without incurring any liability.

1.3	Third party rights

(a)	Unless expressly provided to the contrary in this Agreement, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce or to enjoy the benefit of any term of this Agreement.

(b)	Notwithstanding any term of this Agreement, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

(c)	Any Receiver, Delegate or any other person described in paragraph (b) of Clause 18.11 (Exclusion of liability) may, subject to this Clause 1.3 and the Third Parties Act, rely on any Clause of this Agreement which expressly confers rights on it.

(d)	The Third Parties Act shall apply to this Agreement in respect of any Senior Secured Noteholder or Second Lien Noteholder. For the purposes of paragraph (b) above and this paragraph (d), upon any person becoming a Senior Secured Noteholder or Second Lien Noteholder, such person shall be deemed to be a Party to this Agreement and shall be bound by the provisions of this Agreement and be deemed to receive the benefits of this Agreement, and be subject to the terms and conditions hereof, as if such person were a Party hereto.

2.	RANKING AND PRIORITY

2.1	Primary Creditor Liabilities

Each of the Parties agrees that the Liabilities of the Primary Creditors shall rank in right and priority of payment in the following order and are postponed and subordinated to any prior ranking Liabilities as follows:

(a)	first, the Credit Facility Liabilities and the Senior Secured Note Liabilities pari passu and without any preference between them; and

(b)	second, the Second Lien Note Liabilities.

2.2	Transaction Security

Each of the Parties agrees that the Transaction Security shall rank and secure the Credit Facility Liabilities, the Senior Secured Note Liabilities and the Second Lien Note Liabilities (but only to the extent that such Transaction Security is expressed to secure those Liabilities) in the following order:

(a)	first, the Credit Facility Liabilities;

(b)	second, the Senior Secured Note Liabilities; and

(c)	third, the Second Lien Note Liabilities.

2.3	Intra-Group Liabilities

Each of the Parties agrees that the Intra-Group Liabilities are postponed and subordinated in accordance with the terms of this Agreement to the Liabilities owed by the Debtors to the Primary Creditors.

2.4	Creditor Representative Amounts

Subject to Clause 16 (Application of Proceeds) where applicable, nothing in this Agreement will prevent payment by the Parent or any Debtor of the Creditor Representative Amounts or the receipt and retention of such Creditor Representative Amounts by the relevant Creditor Representative(s).

3.	CREDIT FACILITY CREDITORS AND CREDIT FACILITY LIABILITIES

3.1	Payment of Credit Facility Liabilities

The Debtors may make Payments of the Credit Facility Liabilities at any time in accordance with, and subject to the provisions of, the relevant Credit Facility Documents.

3.2	Security: Credit Facility Creditors

The Credit Facility Creditors may take, accept or receive the benefit of:

(a)	any Security in respect of the Credit Facility Liabilities from any member of the Group in addition to the Common Transaction Security which to the extent legally possible is, at the same time, also offered either:

(i)	to the Security Agent as trustee for the other Secured Parties in respect of their Liabilities; or

(ii)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as trustee for the Secured Parties:

(A)	to the other Secured Parties in respect of their Liabilities; or

(B)	to the Security Agent under a parallel debt structure for the benefit of the other Secured Parties,

and ranks in the same order of priority as that contemplated in Clause 2.2 (Transaction Security); and

(b)	any guarantee, indemnity or other assurance against loss from any member of the Group in respect of the Credit Facility Liabilities in addition to those in:

(i)	the original form of the Initial Revolving Facility Agreement or any Equivalent Provision in any other Credit Facility Agreement;

(ii)	this Agreement; or

(iii)	any Common Assurance,

if and to the extent legally possible, at the same time it is also offered to the other Secured Parties in respect of their Liabilities and ranks in the same order of priority as that contemplated in Clause 2 (Ranking and Priority).

4.	SENIOR SECURED NOTE CREDITORS AND SENIOR SECURED NOTE LIABILITIES

4.1	Payment of Senior Secured Note Liabilities

The Debtors may make Payments of the Senior Secured Note Liabilities at any time in accordance with, and subject to the provisions of, the Senior Secured Note Documents and Clause 16.17 (Note Purchase Condition) of the Initial Revolving Facility Agreement and any Equivalent Provision of any other Credit Facility Agreement.

4.2	Security: Senior Secured Note Creditors

The Senior Secured Note Creditors may take, accept or receive the benefit of:

(a)	any Security in respect of the Senior Secured Note Liabilities from any member of the Group in addition to the Common Transaction Security which to the extent legally possible is, at the same time, also offered either:

(i)	to the Security Agent as trustee for the other Secured Parties in respect of their Liabilities; or

(ii)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as trustee for the Secured Parties:

(A)	to the other Secured Parties in respect of their Liabilities; or

(B)	to the Security Agent under a parallel debt structure for the benefit of the other Secured Parties,

and (subject to the terms of this Agreement) ranks in the same order of priority as that contemplated in Clause 2.2 (Transaction Security); and

(b)	any guarantee, indemnity or other assurance against loss from any member of the Group in respect of the Senior Secured Note Liabilities in addition to those in:

(i)	the original form of the Senior Secured Note Indenture and Senior Secured Note Guarantees; or

(ii)	this Agreement; or

(iii)	any Common Assurance,

if and to the extent legally possible at the same time it also offered to the other Secured Parties in respect of their respective Liabilities and (subject to the terms of this Agreement) ranks in the same order of priority as that contemplated in Clause 2 (Ranking and Priority).

5.	OPTION TO PURCHASE

5.1	Option to purchase: Senior Secured Note Creditors

(a)	Subject to paragraph (b) below some or all of the Senior Secured Noteholders (the “Purchasing Senior Secured Note Creditors”) may after a Distress Event, after having given all Senior Secured Noteholders the opportunity to participate in such purchase, by giving not less than ten days’ notice to the Security Agent, require the transfer to them (or to a nominee or nominees), in accordance with Clause 21.2 (Change of Credit Facility Lender under an existing Credit Facility), of all, but not part, of the rights, benefits and obligations in respect of the Credit Facility Liabilities (“Senior Secured Note Option to Purchase Notice”) if:

(i)	that transfer is lawful and, subject to paragraph (ii) below, otherwise permitted by the terms of the relevant Credit Facility Agreement;

(ii)	any conditions relating to such a transfer contained in the relevant Credit Facility Agreement are complied with, other than:

(A)	any requirement to obtain the consent of, or consult with, any Debtor or other member of the Group relating to such transfer, which consent or consultation shall not be required; and

(B)	any condition more onerous than those contained in Clause 27.1 (Assignments and transfers by Lenders) of the original form of the Initial Revolving Facility Agreement;

(iii)	the relevant Creditor Representative, on behalf of the Credit Facility Lenders, is paid an amount by the Purchasing Senior Secured Note Creditors equal to the aggregate of:

(A)	all of the Credit Facility Liabilities at that time (whether or not due), including all amounts that would have been payable under the Credit Facility Documents if the Credit Facility Liabilities were being prepaid by the relevant Debtors on the date of that payment; and

(B)	all costs and expenses (including legal fees) incurred by the relevant Creditor Representative for the Credit Facility Lenders and/or the Credit Facility Lenders as a consequence of giving effect to that transfer;

(iv)	as a result of that transfer the Credit Facility Lenders have no further actual or contingent liability to any Debtor under the relevant Debt Documents;

(v)	an indemnity is provided from the Purchasing Senior Secured Note Creditors (or from another third party acceptable to all the Credit Facility Lenders) in a form satisfactory to each Credit Facility Lender in respect of all losses which may be sustained or incurred by any Credit Facility Lender in consequence of any sum received or recovered by any Credit Facility Lender from any person being required (or it being alleged that it is required) to be paid back by or clawed back from any Credit Facility Lender for any reason; and

(vi)	the transfer is made without recourse to, or representation or warranty from, the Credit Facility Lenders, except that each Credit Facility Lender shall be deemed to have represented and warranted on the date of that transfer that it has the corporate power to effect that transfer and it has taken all necessary action to authorise the making by it of that transfer.

(b)	The Creditor Representatives in respect of the Credit Facilities shall, at the request of the Purchasing Senior Secured Note Creditors notify the Senior Secured Noteholders of the sum of the amounts described in paragraphs (a)(iii) above; and

(c)	If more than one Purchasing Senior Secured Note Creditor wishes to exercise the option to purchase the Credit Facility Liabilities in accordance with paragraph (a) above, each such Purchasing Senior Secured Note Creditor shall:

(i)	acquire the Credit Facility Liabilities pro rata, in the proportion that its Senior Secured Note Credit Participation bears to the aggregate Senior Secured Note Credit Participations of all the Purchasing Senior Secured Note Creditors; and

(ii)	inform the Senior Secured Note Trustee in accordance with the terms of the Senior Secured Note Indenture or the relevant Creditor Representative(s) in accordance with the terms of the relevant Senior Secured Note Documents, who will determine (consulting with each other as required) the appropriate share of the Credit Facility Liabilities to be acquired by each such Purchasing Senior Secured Note Creditor and who shall inform each such Purchasing Senior Secured Note Creditor accordingly, and the Senior Secured Note Trustee shall promptly inform the Creditor Representatives of the Credit Facility Lenders of the intention to exercise the option to purchase the Credit Facility Liabilities.

(d)	No Senior Secured Note Option to Purchase Notice can be served at such time when a Second Lien Option to Purchase Notice is outstanding.

5.2	Option to purchase: Second Lien Note Creditors

(a)

Following receipt of a Second Lien Note Payment Stop Notice, the Second Lien Note Trustee may at the direction and expense of one or more of the Second Lien Note Creditors (the “Purchasing Second Lien Note Creditors”), if it gives not less than ten days’ prior written notice to the Security Agent, the Creditor Representative of the Credit Facility Lenders and the Senior Secured Note Trustee(s) and prior to giving any such notice, it obtains all necessary approvals from the Purchasing Second Lien Note Creditors, acquire or procure the acquisition by a person nominated by the Purchasing Second Lien Note Creditors or the Second Lien Note Trustee of all (but not part only) of the rights and obligations of the Credit Facility Lenders and the Senior Secured Note Creditors in connection with the Liabilities owed to them under their respective Debt Documents by way of transfer under the relevant provisions in any relevant Debt Documents (“Second Lien Option to Purchase Notice”) if:

(i)	that transfer is lawful and, subject to paragraph (ii) below, otherwise permitted by the terms of the relevant Credit Facility Agreement and relevant Senior Secured Note Documents;

(ii)	any conditions relating to such a transfer contained in the relevant Credit Facility Agreement and relevant Senior Secured Note Documents are complied with, other than any requirement to obtain the consent of, or consult with, any Debtor or other member of the Group relating to such transfer, which consent or consultation shall not be required;

(iii)	the relevant Creditor Representative, on behalf of the Credit Facility Lenders, is paid an amount by the Purchasing Second Lien Note Creditors equal to the aggregate of:

(A)	all of the Credit Facility Liabilities at that time (whether or not due), including all amounts that would have been payable under the Credit Facility Documents if the Credit Facility Liabilities were being prepaid by the relevant Debtors on the date of that payment; and

(B)	all costs and expenses (including legal fees) incurred by the Creditor Representative on behalf of the Credit Facility Lenders and/or the Credit Facility Lenders as a consequence of giving effect to that transfer;

(iv)	the relevant Creditor Representative, on behalf of the Senior Secured Note Creditors, is paid an amount by the Purchasing Second Lien Note Creditors equal to the aggregate of:

(A)	all of the Senior Secured Note Liabilities at that time (whether or not due), including all amounts that would have been payable under the Senior Secured Note Documents if the Senior Secured Note Liabilities were being prepaid, redeemed or purchased by the relevant Debtors on the date of that payment; and

(B)	all costs and expenses (including legal fees) incurred by the Creditor Representative on behalf of the Senior Secured Note Creditors and/or the Senior Secured Note Creditors as a consequence of giving effect to that transfer;

(v)	as a result of that transfer the Credit Facility Lenders and the Senior Secured Note Creditors have no further actual or contingent liability to any Debtor under the relevant Debt Documents;

(vi)	an indemnity is provided from the Purchasing Second Lien Note Creditors (or from another third party acceptable to all the Credit Facility Lenders and the Creditor Representative for the Senior Secured Note Creditors) in a form satisfactory to each Credit Facility Lender and the Creditor Representative for the Senior Secured Note Creditors in respect of all losses which may be sustained or incurred by any Credit Facility Lender or Senior Secured Note Creditor in consequence of any sum received or recovered by any Credit Facility Lender or Senior Secured Note Creditor from any person being required (or it being alleged that it is required) to be paid back by or clawed back from any Credit Facility Lender or Senior Secured Note Creditor for any reason; and

(vii)	the transfer is made without recourse to, or representation or warranty from, the Credit Facility Lenders or Senior Secured Note Creditors, except that each Credit Facility Lender and Senior Secured Note Creditor shall be deemed to have represented and warranted on the date of that transfer that it has the corporate power to effect that transfer and it has taken all necessary action to authorise the making by it of that transfer.

(b)	The Creditor Representatives in respect of the Credit Facilities and the Senior Secured Note Trustee shall, at the request of the Purchasing Second Lien Note Creditors notify the Second Lien Note Trustee of the sum of the amounts described in paragraphs (a)(iii) and (iv) above; and

(c)	If more than one Purchasing Second Lien Note Creditor wishes to exercise the option to purchase the Credit Facility Liabilities and Senior Secured Note Liabilities in accordance with paragraph (a) above, each such Purchasing Second Lien Note Creditor shall:

(i)	acquire the Credit Facility Liabilities and Senior Secured Note Liabilities pro rata, in the proportion that its Second Lien Note Credit Participation bears to the aggregate Second Lien Note Credit Participations of all the Purchasing Second Lien Note Creditors; and

(ii)	inform the Second Lien Note Trustee in accordance with the terms of the Second Lien Note Indenture, who will determine the appropriate share of the Credit Facility Liabilities and Senior Secured Note Liabilities to be acquired by each such Purchasing Second Lien Note Creditor and who shall inform each such Purchasing Second Lien Note Creditor accordingly, and the Second Lien Note Trustee shall promptly inform the Creditor Representatives of the Credit Facility Lenders and the Creditor Representatives of the Senior Secured Note Creditors of the intention to exercise the option to purchase the relevant Liabilities.

(d)	No Second Lien Option to Purchase Notice can be served at such time when a Senior Secured Note Option to Purchase Notice is outstanding.

6.	INTRA-GROUP LENDERS AND INTRA-GROUP LIABILITIES

6.1	Restriction on Payment: Intra-Group Liabilities

Prior to the Final Discharge Date, the Debtors shall not, and shall procure that no other member of the Group will, make any Payments of the Intra-Group Liabilities at any time unless:

(a)	that Payment is permitted under Clause 6.2 (Permitted Payments: Intra-Group Liabilities); or

(b)	the taking or receipt of that Payment is permitted under paragraph (c) of Clause 6.7 (Permitted Enforcement: Intra-Group Lenders).

6.2	Permitted Payments: Intra-Group Liabilities

(a)	Subject to paragraph (b) below, the Debtors may make Payments in respect of the Intra-Group Liabilities (whether of principal, interest or otherwise) from time to time when due.

(b)	Payments in respect of the Intra-Group Liabilities may not be made pursuant to paragraph (a) above if, at the time of the Payment, an Acceleration Event has occurred unless:

(i)	prior to the First Lien Discharge Date the Creditor Representative acting on the instructions of the Majority Credit Facility Lenders and the Senior Secured Note Trustee acting on the instructions of the Majority Senior Secured Note Creditors consent to that Payment being made;

(ii)	after the First Lien Discharge Date the Second Lien Note Trustee acting on the instructions of the Majority Second Lien Note Creditors consent to that Payment being made; or

(iii)	that Payment is made to facilitate the making of a Permitted Credit Facility Payment or a Permitted Senior Secured Note Payment or a Permitted Second Lien Note Payment.

6.3	Payment obligations continue

No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document by the operation of Clauses 6.1 (Restriction on Payment: Intra-Group Liabilities) and 6.2 (Permitted Payments: Intra-Group Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

6.4	Acquisition of Intra-Group Liabilities

(a)	Subject to paragraph (b) below, each Debtor may, and may permit any other member of the Group to:

(i)	enter into any Liabilities Acquisition; or

(ii)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any Intra-Group Liabilities at any time.

(b)	Subject to paragraph (c) below, no action described in paragraph (a) above may take place in respect of any Intra-Group Liabilities if:

(i)	that action would result in a breach of a Credit Facility Agreement or the Senior Secured Note Indenture or the Second Lien Note Indenture; or

(ii)	at the time of that action, an Acceleration Event has occurred.

(c)	The restrictions in paragraph (b) above shall not apply if:

(i)	prior to the First Lien Discharge Date the Creditor Representative acting on the instructions of the Majority Credit Facility Lenders and the Senior Secured Note Trustee acting on the instructions of the Majority Senior Secured Note Creditors consent to that action; or

(ii)	after the First Lien Discharge Date the Second Lien Note Trustee acting on the instructions of the Majority Second Lien Note Creditors consents to that action; or

(iii)	that action is taken to facilitate the making of a Permitted Credit Facility Payment or a Permitted Senior Secured Note Payment or a Permitted Second Lien Note Payment.

6.5	Security: Intra-Group Lenders

Prior to the Final Discharge Date, the Intra-Group Lenders may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss in respect of the Intra-Group Liabilities unless:

(a)	that Security, guarantee, indemnity or other assurance against loss is expressly permitted by the Credit Facility Agreement(s) and not prohibited by the Senior Secured Note Indenture; or

(b)	the prior consent of the Creditor Representative acting on the instructions of the Majority Credit Facility Lenders and the Senior Secured Note Trustee acting on the instructions of the Majority Senior Secured Note Creditors is obtained.

6.6	Restriction on enforcement: Intra-Group Lenders

Subject to Clause 6.7 (Permitted Enforcement: Intra-Group Lenders), none of the Intra-Group Lenders shall be entitled to take any Enforcement Action in respect of any of the Intra-Group Liabilities at any time prior to the Final Discharge Date.

6.7	Permitted Enforcement: Intra-Group Lenders

After the occurrence of an Insolvency Event in relation to any member of the Group, each Intra-Group Lender may (unless otherwise directed by the Security Agent pursuant to instructions from the Instructing Group or unless the Security Agent has taken, or has given notice that it intends to take, action on behalf of that Intra-Group Lender in accordance with Clause 8.5 (Filing of claims)) exercise any right it may otherwise have against that member of the Group to:

(a)	accelerate any of that member of the Group’s Intra-Group Liabilities or declare them prematurely due and payable or payable on demand;

(b)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Intra-Group Liabilities;

(c)	exercise any right of set-off or take or receive any Payment in respect of any Intra-Group Liabilities of that member of the Group; or

(d)	claim and prove in the liquidation of that member of the Group for the Intra-Group Liabilities owing to it.

6.8	Representations: Intra-Group Lenders

Each Intra-Group Lender which is not a Debtor represents and warrants to the Primary Creditors and the Security Agent that:

(a)	it is a corporation or other limited liability entity, duly incorporated or formed and validly existing under the laws of its jurisdiction of incorporation or formation;

(b)	the obligations expressed to be assumed by it in this Agreement are, subject to any general principles of law limiting its obligations which are applicable to creditors generally, legal, valid, binding and enforceable obligations; and

(c)	the entry into and performance by it of this Agreement does not and will not:

(i)	conflict with any law or regulation applicable to it, its constitutional documents or any agreement or instrument binding upon it or any of its assets; or

(ii)	constitute a default or termination event (however described) under any agreement or instrument binding on it or any of its assets.

7.	SECOND LIEN NOTE LIABILITIES

7.1	Restriction on Payment: Second Lien Note Liabilities

Prior to the First Lien Discharge Date, neither the Parent nor any other Debtor shall, and the Parent shall procure that no other member of the Group will, make any Payment of the Second Lien Note Liabilities at any time unless that Payment is permitted under Clause 7.2 (Permitted Payments: Second Lien Note Liabilities).

7.2	Permitted Payments: Second Lien Note Liabilities

The Debtors may:

(a)	prior to the First Lien Discharge Date, make Payments to the Second Lien Note Creditors in respect of the Second Lien Note Liabilities then due in accordance with the Second Lien Note Documents:

(i)	if:

(A)	the Payment is of any amount (including, without limitation, cash pay interest, default interest, fees and additional amounts) which is not an amount of principal or capitalised interest;

(B)	no Second Lien Note Payment Stop Notice is outstanding; and

(C)	no First Lien Payment Default has occurred and is continuing; or

(ii)	if the Creditor Representative acting on the instructions of the Majority Credit Facility Lenders and (where that Payment is not permitted under the Senior Secured Note Documents) the Senior Secured Note Trustee acting on the instructions of the Majority Senior Secured Note Creditors give their prior approval in writing to that Payment being made; or

(iii)	if the Payment is of Second Lien Note Trustee Amounts; or

(iv)	if the Payment is of any costs, commissions, taxes, consent fees, underwriter or lead manager fees (including any original issue discount) and expenses incurred in respect of (or reasonably incidental to) the Second Lien Note Documents (including in relation to any reporting or listing requirements under the Second Lien Note Documents) provided such costs, commissions, taxes, premiums and any expenses are not incurred in respect of any current, threatened or pending litigation against the First Lien Creditors; or

(v)	if the Payment is of costs, commissions, taxes, premiums and any expenses incurred in respect of (or reasonably incidental to) any financing of the Second Lien Note Liabilities in compliance with this Agreement, the Credit Facility Documents, and any Senior Secured Note Documents provided such costs, commissions, taxes, premiums and any expenses are not incurred in respect of any current, threatened or pending litigation against the First Lien Creditors, provided that no Debtor shall provide funding to the Second Lien Note Issuer in respect of any such Payment more than five Business Days prior to the date that any such Payment is to be made by the Second Lien Note Issuer; and

(b)	on or after the First Lien Discharge Date, make Payments to the Second Lien Note Creditors in respect of the Second Lien Note Liabilities in accordance with the Second Lien Note Documents.

7.3	Issue of Second Lien Note Payment Stop Notice

(a)	Until the First Lien Discharge Date save as consented to in writing by the Creditor Representative acting on the instructions of the Majority Credit Facility Lenders and the Senior Secured Note Trustee acting on the instructions of the Majority Senior Secured Note Creditors the Parent shall procure that no member of the Group shall make, and no Second Lien Note Creditor may receive from any member of the Group, any Permitted Second Lien Note Payment (other than Second Lien Note Trustee Amounts) if:

(i)	a First Lien Payment Default is continuing; or

(ii)	a First Lien Event of Default (other than a First Lien Payment Default) is continuing, from the date of receipt by the relevant Second Lien Note Trustee(s) of a notice (a “Second Lien Note Payment Stop Notice”) (with a copy to the Security Agent) from the Creditor Representative acting on the instructions of the Majority Credit Facility Lenders or the Senior Secured Note Trustee acting on the instructions of the Majority Senior Secured Note Creditors (as the case may be) specifying the event or circumstance in relation to that First Lien Event of Default until the earliest of:

(A)	the date on which all outstanding First Lien Events of Default have been remedied or waived or cease to exist (or, if the relevant Credit Facility Liabilities or Senior Secured Note Liabilities have been accelerated, such acceleration has been rescinded) in accordance with the relevant Credit Facility Documents or the Senior Secured Note Documents (as applicable); and

(B)	the date on which the Creditor Representative for the Credit Facility or the Senior Secured Note Trustee(s) which delivered the relevant Second Lien Note Payment Stop Notice (and, if at such time an Event of Default is continuing in relation to any other Credit Facility Liabilities or Senior Secured Note Liabilities, the Creditor Representative in respect of such Credit Facility Liabilities or Senior Secured Note Liabilities) delivers a notice to the Parent, the Security Agent and the Second Lien Note Trustee(s) cancelling the Second Lien Note Payment Stop Notice.

(b)	Unless the Second Lien Note Trustee(s) waives this requirement no Second Lien Note Payment Stop Notice may be delivered in reliance on a First Lien Event of Default more than 60 days after the date the relevant Creditor Representative for the Credit Facility and Senior Secured Note Trustee(s) (as applicable) received notice of that First Lien Event of Default.

(c)	The Creditor Representative for the Credit Facility and the Senior Secured Note Trustee(s) may serve more than one Second Lien Note Payment Stop Notice with respect to the same event or set of circumstances. Subject to paragraph (b) above, the Creditor Representative for the Credit Facility or the Senior Secured Note Trustee(s) may issue further Second Lien Note Payment Stop Notices in respect of any other event or set of circumstances.

7.4	Effect of Second Lien Note Payment Stop Notice or First Lien Payment Default

Any failure to make a Payment due under the Second Lien Note Documents as a result of the issue of a Second Lien Note Payment Stop Notice or the occurrence of a First Lien Payment Default shall not prevent the occurrence of an Event of Default as a consequence of that failure to make a Payment in relation to the relevant Second Lien Note Document.

7.5	Payment obligations and capitalisation of interest continue

(a)	No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Second Lien Note Document by the operation of Clauses 7.1 (Restriction on Payment: Second Lien Note Liabilities) to and including 7.4 (Effect of Second Lien Stop Notice or First Lien Payment Default) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

(b)	The accrual and capitalisation of interest (if any) in accordance with the Second Lien Note Documents shall continue notwithstanding the issue of a Second Lien Note Payment Stop Notice.

7.6	Cure of Payment Stop: Second Lien Note Creditors

If:

(a)	at any time following the issue of a Second Lien Note Payment Stop Notice or the occurrence of a First Lien Payment Default, that Second Lien Note Payment Stop Notice ceases to be outstanding and/or (as the case may be) the First Lien Payment Default ceases to be continuing; and

(b)	the relevant Debtor then promptly pays to the Second Lien Note Creditors an amount equal to any Payments which had accrued under the Second Lien Note Documents and which would have been Permitted Second Lien Note Payments but for that Second Lien Note Payment Stop Notice or First Lien Payment Default,

then any Event of Default which may have occurred as a result of that suspension of Payments shall be waived and any Second Lien Note Payment Stop Notice which may have been issued as a result of that Event of Default shall be waived, in each case without any further action being required on the part of the Second Lien Note Creditors.

7.7	Restrictions on enforcement by Second Lien Note Creditors

Until the First Lien Discharge Date, except with the prior consent of or as required by an Instructing Group no Second Lien Note Creditor shall take or require the taking of any Enforcement Action in relation to the Second Lien Note Liabilities.

7.8	No acquisition of Second Lien Note Liabilities

Prior to the First Lien Discharge Date, the Debtors shall not, and shall procure that no other member of the Group will:

(a)	enter into any Liabilities Acquisition; or

(b)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any of the Second Lien Note Liabilities, unless the prior consent of the Creditor Representative acting on the instructions of the Majority Credit Facility Lenders and the Senior Secured Note Trustee acting on the instructions of the Majority Senior Secured Note Creditors is obtained.

7.9	Security: Second Lien Note Creditors

The Second Lien Note Creditors may take, accept or receive the benefit of:

(a)	any Security in respect of the Second Lien Note Liabilities from any member of the Group in addition to the Common Transaction Security which to the extent legally possible is, at the same time, also offered either:

(i)	to the Security Agent as trustee for the other Secured Parties in respect of their Liabilities; or

(ii)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as trustee for the Secured Parties:

(A)	to the other Secured Parties in respect of their Liabilities; or

(B)	to the Security Agent under a parallel debt structure for the benefit of the other Secured Parties,

and (subject to the terms of this Agreement) ranks in the same order of priority as that contemplated in Clause 2.2 (Transaction Security); and

(b)	any guarantee, indemnity or other assurance against loss from any member of the Group in respect of the Second Lien Note Liabilities in addition to those in:

(i)	a Second Lien Note Document; or

(ii)	this Agreement; or

(iii)	any Common Assurance,

if and to the extent legally possible at the same time it is also offered to the other Secured Parties in respect of their respective Liabilities and (subject to the terms of this Agreement) ranks in the same order of priority as that contemplated in Clause 2 (Ranking and Priority).

7.10	Representations: Second Lien Note Creditors

Each Second Lien Note Creditor represents and warrants to the First Lien Creditors and the Security Agent that:

(a)	it is a corporation, duly incorporated or formed and validly existing under the laws of its jurisdiction of incorporation or formation;

(b)	the obligations expressed to be assumed by it in this Agreement are, subject to any general principles of law limiting its obligations which are applicable to creditors generally, legal, valid, binding and enforceable obligations; and

(c)	the entry into and performance by it of this Agreement does not and will not:

(i)	conflict with any law or regulation applicable to it, its constitutional documents or any agreement or instrument binding upon it or any of its assets; or

(ii)	constitute a default or termination event (however described) under any agreement or instrument binding on it or any of its assets.

8.	EFFECT OF INSOLVENCY EVENT

8.1	Turnover

This Clause 8 is subject to Clause 19.5 (Turnover obligations: Senior Secured Note Trustee) and Clause 20.5 (Turnover obligations: Second Lien Note Trustee).

8.2	Distributions

(a)	After the occurrence of an Insolvency Event in relation to any member of the Group, any Party entitled to receive a distribution out of the assets of that member of the Group (in the case of a Primary Creditor, only to the extent that such amount constitutes Enforcement Proceeds) in respect of Liabilities owed to that Party shall, to the extent it is able to do so, direct the person responsible for the distribution of the assets of that member of the Group to make that distribution to the Security Agent (or to such other person as the Security Agent shall direct) until the Liabilities owing to the Secured Parties have been paid in full.

(b)	The Security Agent shall apply distributions made to it under paragraph (a) above in accordance with Clause 16 (Application of Proceeds).

8.3	Set-Off

To the extent that any member of the Group’s Liabilities are discharged by way of set-off (mandatory or otherwise) after the occurrence of an Insolvency Event in relation to that member of the Group, any Creditor which benefited from that set-off shall (in the case of a Primary Creditor, only to the extent that such amount constitutes Enforcement Proceeds) pay an amount equal to the amount of the Liabilities owed to it which are discharged by that set-off to the Security Agent for application in accordance with Clause 16 (Application of Proceeds).

8.4	Non-cash distributions

If the Security Agent or any other Secured Party receives a distribution in the form of Non-Cash Consideration in respect of any of the Liabilities (other than any distribution of Non-Cash Recoveries), the Liabilities will not be reduced by that distribution until and except to the extent that the realisation proceeds are actually applied towards the Liabilities.

8.5	Filing of claims

After the occurrence of an Insolvency Event in relation to any member of the Group, each Creditor irrevocably authorises the Security Agent (without obligation), on its behalf, to:

(a)	take any Enforcement Action (in accordance with the terms of this Agreement) against that member of the Group;

(b)	demand, sue, prove and give receipt for any or all of that member of the Group’s Liabilities;

(c)	collect and receive all distributions on, or on account of, any or all of that member of the Group’s Liabilities; and

(d)	file claims, take proceedings and do all other things the Security Agent considers reasonably necessary to recover that member of the Group’s Liabilities.

8.6	Further assurance – Insolvency Event

Each Creditor will:

(a)	do all things that the Security Agent requests in order to give effect to this Clause 8; and

(b)	if the Security Agent is not entitled to take any of the actions contemplated by this Clause 8 or if the Security Agent requests that a Creditor take that action, undertake that action itself in accordance with the instructions of the Security Agent or grant a power of attorney to the Security Agent (on such terms as the Security Agent may reasonably require) to enable the Security Agent to take such action.

8.7	Security Agent instructions

For the purposes of Clause 8.2 (Distributions), Clause 8.5 (Filing of claims) and Clause 8.6 (Further assurance – Insolvency Event) the Security Agent shall act on the instructions of the Instructing Group.

9.	TURNOVER OF RECEIPTS

9.1	Turnover

This Clause 9 is subject to Clause 19.5 (Turnover Obligations: Senior Secured Note Trustee) and Clause 20.5 (Turnover obligations: Second Lien Note Trustee.

9.2	Turnover by the Primary Creditors

Subject to Clause 9.4 (Exclusions) and to Clause 9.5 (Permitted assurance and receipts), if at any time prior to the Final Discharge Date, any Primary Creditor receives or recovers any Enforcement Proceeds except in accordance with Clause 16 (Application of Proceeds), that Primary Creditor will:

(a)	in relation to receipts and recoveries not received or recovered by way of set-off:

(i)	hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and promptly pay or distribute that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(ii)	promptly pay or distribute an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement; and

(b)	in relation to receipts and recoveries received or recovered by way of set-off, promptly pay an amount equal to that recovery to the Security Agent for application in accordance with the terms of this Agreement.

9.3	Turnover by the Second Lien Note Creditors and other Creditors

Subject to Clause 9.4 (Exclusions) and to Clause 9.5 (Permitted assurance and receipts), if at any time prior to the Final Discharge Date, any Creditor other than a Primary Creditor or a Second Lien Note Creditor receives or recovers:

(a)	any Payment or distribution of, or on account of or in relation to, any of the Liabilities which is not either:

(i)	a Permitted Payment; or

(ii)	made in accordance with Clause 16 (Application of Proceeds);

(b)	other than where Clause 8.3 (Set-Off) applies, any amount by way of set-off in respect of any of the Liabilities owed to it which does not give effect to a Permitted Payment;

(c)	notwithstanding paragraphs (a) and (b) above, and other than where Clause 8.3 (Set-Off) applies, any amount:

(i)	on account of, or in relation to, any of the Liabilities:

(A)	after the occurrence of a Distress Event; or

(B)	as a result of any other litigation or proceedings against a member of the Group (other than after the occurrence of an Insolvency Event in respect of that member of the Group); or

(ii)	by way of set-off in respect of any of the Liabilities owed to it after the occurrence of a Distress Event,

other than, in each case, any amount received or recovered in accordance with Clause 16 (Application of Proceeds);

(d)	the proceeds of any enforcement of any Transaction Security except in accordance with Clause 16 (Application of Proceeds); or

(e)	other than where Clause 8.3 (Set-Off) applies, any distribution or Payment of, or on account of or in relation to, any of the Liabilities owed by any member of the Group which is not in accordance with Clause 16 (Application of Proceeds) and which is made as a result of, or after, the occurrence of an Insolvency Event in respect of that member of the Group, that Creditor will:

(i)	in relation to receipts and recoveries not received or recovered by way of set-off:

(A)	hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and promptly pay or distribute that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(B)	promptly pay or distribute an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement; and

(ii)	in relation to receipts and recoveries received or recovered by way of set-off, promptly pay an amount equal to that recovery to the Security Agent for application in accordance with the terms of this Agreement.

9.4	Exclusions

Clause 9.2 (Turnover by the Primary Creditors) and Clause 9.3 (Turnover by the Second Lien Note Creditors and other Creditors) shall not apply to any receipt or recovery made in accordance with Clause 17 (Equalisation).

9.5	Permitted assurance and receipts

Nothing in this Agreement shall restrict the ability of any Primary Creditor to:

(a)	arrange with any person which is not a member of the Group any assurance against loss in respect of, or reduction of its credit exposure to, a Debtor (including assurance by way of credit-based derivative or sub-participation); or

(b)	make any assignment or transfer permitted by Clause 21 (Changes to the Parties),

which:

(i)	is:

(A)	expressly permitted by the Credit Facility Agreement(s); and

(B)	not prohibited by the Senior Secured Note Indenture; and

(ii)	is not in breach of Clause 7.8 (No acquisition of Second Lien Note Liabilities),

and that Primary Creditor shall not be obliged to account to any other Party for any sum received by it as a result of that action.

9.6	Amounts received by Debtors

If any of the Debtors receives or recovers any amount which, under the terms of any of the Debt Documents, should have been paid to the Security Agent, that Debtor will:

(a)	hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(b)	promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement.

9.7	Saving provision

If, for any reason, any of the trusts expressed to be created in this Clause 9 should fail or be unenforceable, the affected Creditor or Debtor will promptly pay or distribute an amount equal to that receipt or recovery to the Security Agent to be held on trust by the Security Agent for application in accordance with the terms of this Agreement.

9.8	Turnover of Non-Cash Consideration

For the purposes of this Clause 9, if any Creditor receives or recovers any amount or distribution in the form of Non-Cash Consideration which is subject to Clause 9.2 (Turnover by the Primary Creditors) the cash value of that Non-Cash Consideration shall be determined in accordance with Clause 15.2 (Cash value of Non-Cash Recoveries).

10.	REDISTRIBUTION

10.1	Recovering Creditor’s rights

(a)	Any amount paid or distributed by a Creditor (a “Recovering Creditor”) to the Security Agent under Clause 8 (Effect of Insolvency Event) or Clause 9 (Turnover of Receipts) shall be treated as having been paid or distributed by the relevant Debtor and distributed to the Security Agent and Primary Creditors (each a “Sharing Creditor”) in accordance with the terms of this Agreement.

(b)	On a distribution by the Security Agent under paragraph (a) above of a Payment or distribution received by a Recovering Creditor from a Debtor, as between the relevant Debtor and the Recovering Creditor an amount equal to the amount received or recovered by the Recovering Creditor and paid or distributed to the Security Agent (the “Shared Amount”) will be treated as not having been paid or distributed by that Debtor.

10.2	Reversal of redistribution

(a)	If any part of the Shared Amount received or recovered by a Recovering Creditor becomes repayable or returnable to a Debtor and is repaid or returned by that Recovering Creditor to that Debtor, then:

(i)	each Sharing Creditor shall (subject to Clause 19 (Senior Secured Note Trustee Protections) and Clause 20 (Second Lien Note Trustee Protections)), upon request of the Security Agent, pay or distribute to the Security Agent for the account of that Recovering Creditor an amount equal to the appropriate part of its share of the Shared Amount (together with an amount as is necessary to reimburse that Recovering Creditor for its proportion of any interest on the Shared Amount which that Recovering Creditor is required to pay) (the “Redistributed Amount”); and

(ii)	as between the relevant Debtor and each relevant Sharing Creditor, an amount equal to the relevant Redistributed Amount will be treated as not having been paid or distributed by that Debtor.

(b)	The Security Agent shall not be obliged to pay or distribute any Redistributed Amount to a Recovering Creditor under paragraph (a)(i) above until it has been able to establish to its satisfaction that it has actually received that Redistributed Amount from the relevant Sharing Creditor.

10.3	Deferral of subrogation

(a)	No Creditor or Debtor will exercise any rights which it may have by reason of the performance by it of its obligations under the Debt Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights under the Debt Documents of any Creditor which ranks ahead of it in accordance with the priorities set out in Clause 2 (Ranking and Priority) or the order of application in Clause 16 (Application of Proceeds) until such time as all of the Liabilities owing to each prior ranking Creditor (or, in the case of any Debtor, owing to each Creditor) have been irrevocably discharged in full.

(b)	No Creditor will exercise any rights which it may have to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights under the Debt Documents of any Creditor until such time as all of the Liabilities owing to each Creditor have been irrevocably discharged in full.

11.	ENFORCEMENT OF TRANSACTION SECURITY

11.1	Instructions to enforce

(a)	If either the Majority Credit Facility Lenders or the Majority Senior Secured Note Creditors wish to issue Enforcement Instructions, the Creditor Representatives representing the Primary Creditors comprising the Majority Credit Facility Lenders or Majority Senior Secured Note Creditors (as the case may be) shall deliver a copy of those proposed Enforcement Instructions (an “Initial Enforcement Notice”) to the Security Agent. A copy of the proposed Enforcement Instructions must be delivered by that Creditor Representative to each other Creditor Representative at least 5 (five) Business Days prior to being sent to the Security Agent.

(b)	The delivery of an Initial Enforcement Notice to the Security Agent shall commence a 10 day consultation period (or such shorter period as the relevant Creditor Representatives may agree) (the “Initial Consultation Period”) during which time the relevant Creditor Representatives shall consult with each other in good faith with a view to coordinating the proposed Enforcement Instructions (whilst keeping the Security Agent informed of such consultation and co-ordination efforts and the role that the Security Agent would be required to play in such Enforcement).

(c)	There shall be no requirement to adhere to the Initial Consultation Period if paragraphs (f) or (g) below, apply.

(d)	If, following the Initial Consultation Period, and subject to paragraphs (d), (e) and (f) below, the Security Agent has not received consistent Enforcement Instructions from both the Creditor Representatives for the Majority Credit Facility Lenders and the Majority Senior Secured Note Creditors the Security Agent will act in accordance with Enforcement Instructions received from the Creditor Representative acting on the instructions of the Majority Senior Secured Note Creditors.

(e)	If:

(i)	the Creditor Representative acting upon the instructions of the Majority Senior Secured Note Creditors has not either:

(A)	made a determination as to the method of Enforcement they wish to instruct the Security Agent to pursue (and notified the Security Agent of that determination in writing) (and for the avoidance of doubt instructions not to enforce shall not constitute a determination as to the method of Enforcement); or

(B)	appointed a Financial Adviser to assist them in making such a determination,

within 3 (three) months of the date of the end of the Initial Consultation Period; or

(ii)	the Credit Facility Lender Discharge Date has not occurred within 6 (six) months of the date of the end of the Initial Consultation Period,

then the Security Agent will act in accordance with Enforcement Instructions received from the Creditor Representative acting on the instructions of the Majority Credit Facility Lenders until the Credit Facility Lender Discharge Date has occurred.

(f)	If an Insolvency Event is continuing with respect to a Debtor then the Security Agent will, to the extent the Creditor Representative acting on the instructions of the Majority Credit Facility Lenders elects to provide such Enforcement Instructions, act in accordance with Enforcement Instructions received from the Creditor Representative acting on the instructions of the Majority Credit Facility Lenders until the Credit Facility Lender Discharge Date has occurred.

(g)	If the Creditor Representative acting upon the instructions of the Majority Senior Secured Note Creditors has not either:

(i)	made a determination as to the method of Enforcement they wish to instruct the Security Agent to pursue (and notified the Security Agent of that determination in writing) (and for the avoidance of doubt instructions not to enforce shall not constitute a determination as to the method of Enforcement); or

(ii)	appointed a Financial Adviser to assist them in making such a determination,

and the Creditor Representative acting on the instructions of the Majority Credit Facility Lenders:

(A)	determines in good faith (and notifies the other Creditor Representatives and the Security Agent) that a delay in issuing Enforcement Instructions could reasonably be expected to have a material adverse effect on the ability to effect a Distressed Disposal or on the expected realisation proceeds of any Enforcement; and

(B)	delivers Enforcement Instructions which it reasonably believes to be consistent with the Enforcement Principles and necessary or advisable to enhance the prospects of achieving the Enforcement Objective before the Security Agent has received any Enforcement Instructions from the Creditor Representative acting upon the instructions of the Majority Senior Secured Note Creditors, then the Security Agent will act in accordance with the Enforcement Instructions received from the Majority Credit Facility Lenders until the Credit Facility Lender Discharge Date has occurred.

11.2	Enforcement Instructions

(a)	The Security Agent may refrain from enforcing the Transaction Security or taking any other action as to Enforcement unless instructed otherwise by the Instructing Group.

(b)	Subject to Clause 11.1 (Instructions to enforce) and to the Transaction Security having become enforceable in accordance with its terms, the Instructing Group may give or refrain from giving instructions to the Security Agent to take action as to Enforcement in accordance with the Enforcement Principles as they see fit by way of the issuance of Enforcement Instructions.

(c)	The Instructing Group shall provide Enforcement Instructions that are consistent with the Enforcement Principles.

(d)	The Security Agent is entitled to rely on and comply with instructions given in accordance with this Clause 11.2.

11.3	Manner of enforcement

If the Transaction Security is being enforced or other action as to Enforcement is being taken pursuant to Clause 11.2 (Enforcement Instructions), the Security Agent shall enforce the Transaction Security or take other action as to Enforcement in such manner (including, without limitation, the selection of any administrator (or any analogous officer in any jurisdiction) of any Debtor to be appointed by the Security Agent) as the Instructing Group shall instruct.

11.4	Exercise of voting rights

(a)	Subject to paragraph (c) below, each Creditor (other than each Creditor Representative and each Arranger) will cast its vote in any proposal put to the vote by or under the supervision of any judicial or supervisory authority in respect of any insolvency, pre-insolvency or rehabilitation or similar proceedings relating to any member of the Group as instructed by the Security Agent.

(b)	Subject to paragraph (c) below, the Security Agent shall give instructions for the purposes of paragraph (a) above in accordance with any instructions given to it by the Instructing Group provided that any such instructions have been given in accordance with Clause 11.2 (Enforcement Instructions).

(c)	Nothing in this Clause 11.4 entitles any party to exercise or require any other Primary Creditor to exercise such power of voting or representation to waive, reduce, discharge, extend the due date for (or change the basis for accrual of any) payment of or reschedule any of the Liabilities owed to that Primary Creditor.

11.5	Waiver of rights

To the extent permitted under applicable law and subject to Clause 11.2 (Enforcement Instructions), Clause 11.3 (Manner of enforcement), Clause 13.2 (Proceeds of Distressed Disposals and Debt Disposals), Clause 13.3 (Fair value) and Clause 16 (Application of Proceeds), each of the Secured Parties and the Debtors waives all rights it may otherwise have to require that the Transaction Security be enforced in any particular order or manner or at any particular time or that any amount received or recovered from any person, or by virtue of the enforcement of any of the Transaction Security or of any other security interest, which is capable of being applied in or towards discharge of any of the Secured Obligations is so applied.

11.6	Duties owed

Each of the Secured Parties and the Debtors acknowledges that, in the event that the Security Agent enforces or is instructed to enforce the Transaction Security, the duties of the Security Agent and of any Receiver or Delegate owed to them in respect of the method, type and timing of that enforcement or of the exploitation, management or realisation of any of that Transaction Security shall, subject to Clause 13.2 (Proceeds of Distressed Disposals and Debt Proposals) and Clause 13.3 (Fair value), be no different to or greater than the duty that is owed by the Security Agent, Receiver or Delegate to the Debtors under general law.

11.7	Enforcement through Security Agent only

The Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any right, power, authority or discretion arising under the Transaction Security Documents except through the Security Agent. Instructions as to Enforcement may only be given by the Instructing Group in accordance with the terms of this Agreement.

11.8	Alternative Enforcement Actions

After the Security Agent has commenced Enforcement, it shall not accept any subsequent instructions as to Enforcement (save in the case where paragraph (e) of Clause 11.1 (Instructions to enforce) applies) from anyone other than the Instructing Group that instructed it to commence such enforcement of the Transaction Security, regarding any other enforcement of the Transaction Security over or relating to shares or assets directly or indirectly the subject of the enforcement of the Transaction Security which has been commenced (and, for the avoidance of doubt, on or prior to the First Lien Discharge Date concerning any enforcement of the Transaction Security only paragraph (a)(ii) of the definition of Instructing Group shall be applicable in relation to any instructions as to Enforcement given to the Security Agent by the Instructing Group under this Agreement and after the First Lien Discharge Date concerning any enforcement of the Transaction Security only paragraph (b) of the definition of Instructing Group shall be applicable in relation to any instructions as to Enforcement given to the Security Agent by the Instructing Group under this Agreement).

12.	NON-DISTRESSED DISPOSALS

12.1	Definitions

In this Clause 12:

(a)	“Disposal Proceeds” means the proceeds of a Non-Distressed Disposal; and

(b)	“Non-Distressed Disposal” means a disposal of:

(i)	an asset of a member of the Group; or

(ii)	an asset which is subject to the Transaction Security,

to a person or persons outside the Group or by one member of the Group to another member of the Group (an “Intra-Group Disposal”) where:

(A)	the Creditor Representative in respect of each Credit Facility certifies to the Security Agent that that disposal is expressly permitted under its Credit Facility Documents;

(B)	two Officers of the Parent certify for the benefit of the Security Agent (and supply a copy to the Creditor Representative in respect of the Senior Secured Note Indenture) that the disposal and, if the disposal is of Charged Property, the release of Transaction Security is not prohibited under the Senior Secured Note Documents and this Agreement or the Creditor Representative in respect of the Senior Secured Note Indenture authorises the release;

(C)	two Officers of the Parent certify for the benefit of the Security Agent (and supply a copy to the Creditor Representative in respect of the Second Lien Note Indenture) that the disposal and, if the disposal is of Charged Property, the release of Transaction Security is not prohibited under the Second Lien Note Documents and this Agreement or the Creditor Representative in respect of each Second Lien Note Indenture authorises the release; and

(D)	two Officers of Parent certify for the benefit of the Security Agent that the disposal is not a Distressed Disposal.

12.2	Facilitation of Non-Distressed Disposals

(a)	If a disposal of an asset is a Non-Distressed Disposal, the Security Agent is irrevocably authorised (at the cost of the Parent and without any consent, sanction, authority or further confirmation from any Creditor, other Secured Party or Debtor) but subject to paragraphs (b) and (c) below:

(i)	to release the Transaction Security or any other claim (relating to a Debt Document) over that asset;

(ii)	where that asset consists of shares in the capital of a member of the Group, to release the Transaction Security or any other claim (relating to a Debt Document) over that member of the Group’s Property; and

(iii)	to execute and deliver or enter into any release of the Transaction Security or any claim described in paragraphs (i) and (ii) above and issue any certificates of non-crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Security Agent, be considered necessary or desirable,

(b)	In the case of a Non-Distressed Disposal which is an Intra-Group Disposal Clause 12.2(a) shall be subject to:

(A)	such Intra-Group Disposal is made subject to the existing Transaction Security or, to the extent that replacement Transaction Security is required from the transferee under the terms of the Debt Documents, such Transaction Security will (subject to any requirements relating to the release, retaking, amendment or extension of the Transaction Security under the Debt Documents) be granted at the same time as (or before) the relevant disposal is effected; and

(B)	to the extent that replacement Transaction Security is required from the transferee under the terms of the Debt Documents contemporaneously with such release (followed by an immediate retaking of Security of at least equivalent ranking over the same assets), the Parent delivers to the Security Agent either:

1.	a solvency opinion from a Financial Adviser confirming the solvency of that Debtor, after giving effect to such Intra-Group Disposal and any transactions related to such release and retaking;

2.	a certificate from two (2) Officers of the Parent, which certificate confirms the solvency of the Debtor granting such Transaction Security after giving effect to such Intra-Group Disposal and any transactions related to such release and retaking; or

3.	an opinion of counsel (subject to customary exceptions and qualifications), confirming that, after giving effect to such Intra-Group Disposal and any transactions related to such release and retaking, the Transaction Security created under the Transaction Security Documents so released and retaken is valid and perfected Transaction Security not otherwise subject to any limitation, imperfection or new hardening period, in equity or at law, that such Transaction Security was not otherwise subject to immediately prior to such release and retaking.

(c)	Each release of Transaction Security or any claim described in paragraph (a) above shall (to the extent permitted under applicable law) become effective only upon the making of the relevant Non-Distressed Disposal.

12.3	Disposal Proceeds

Notwithstanding anything contained herein to the contrary, if any Disposal Proceeds are required to be applied in mandatory prepayment of the Credit Facility Liabilities or the Senior Secured Note Liabilities then those Disposal Proceeds shall be applied in accordance with the relevant Debt Documents and the consent of any other Party shall not be required for that application.

12.4	Release of Unrestricted Subsidiaries

If two (2) Officers of the Parent certify for the benefit of the Security Agent that a member of the Group is designated as an Unrestricted Subsidiary in accordance with the terms of each of the Credit Facility Documents and the Senior Secured Note Documents, the Security Agent is irrevocably authorised and obliged (at the cost of the relevant Debtor or the Parent and without any consent, sanction, authority or further confirmation from any Creditor or Debtor):

(a)	to release the Transaction Security or any other claim (relating to a Debt Document) over that member of the Group’s assets; and

(b)	to execute and deliver or enter into any release of the Transaction Security or any claim described in paragraph (a) above and issue any certificates of non-crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Security Agent, be considered necessary or desirable or as requested by the Parent.

12.5	Release of a Debtor

If a member of the Group ceases to be a Debtor in accordance with Clause 21.13 (Resignation of a Debtor), then the Security Agent is irrevocably authorised and obliged (at the cost of the relevant Debtor or the Parent and without any consent, sanction, authority or further confirmation from any Creditor or Debtor):

(a)	to release the Transaction Security or any other claim (relating to a Debt Document) over that Debtor’s assets; and

(b)	to execute and deliver or enter into any release of the Transaction Security or any claim described in paragraph (a) above and issue any certificates of non-crystallisation of any floating charge or any consent to dealing that are reasonably requested by the Parent and may be necessary or desirable to effect such release.

12.6	Permitted Reorganisations

In circumstances where a Debtor is party to a Permitted Reorganisation, the Security Agent is irrevocably authorised and required (at the cost of the Parent and without any consent, sanction, authority or further confirmation from any Creditor, other Secured Party or Debtor), to the extent necessary for that Permitted Reorganisation to occur only, to release the Transaction Security over the shares in the capital of that Debtor or its assets, provided that:

(i)	to the extent that replacement Transaction Security is required from the surviving entity under the terms of the Debt Documents, such Transaction Security will (subject to any requirements relating to the release, retaking, amendment or extension of the Transaction Security under the Debt Documents) be granted at the same time as (or before) the relevant Permitted Reorganisation is effected; and

(ii)	to the extent that replacement Transaction Security is required from the surviving entity under the terms of the Debt Documents, contemporaneously with such Permitted Reorganisation (followed by an immediate retaking of Security of at least equivalent ranking over the same assets), the Parent delivers to the Security Agent either:

(A)	a solvency opinion from a Financial Adviser confirming the solvency of that Debtor (or, if different, the surviving entity), after giving effect to such Permitted Reorganisation and any transactions related to such release and retaking;

(B)	a certificate from two (2) Officers of the Parent which certificate confirms the solvency of that Debtor (or, if different, the surviving entity) granting such Transaction Security after giving effect to such Permitted Reorganisation and any transactions related to such release and retaking; or

(C)	an opinion of counsel (subject to customary exceptions and qualifications), confirming that, after giving effect to such Permitted Reorganisation any transactions related to such release and retaking, the Transaction Security created under the Transaction Security Documents so released and retaken is valid and perfected Transaction Security not otherwise subject to any limitation imperfection or new hardening period, in equity or at law, that such Transaction Security was not otherwise subject to immediately prior to such release and retaking.

12.7	Permitted releases

(a)	In circumstances where the Parent certifies for the benefit of the Security Agent that a Debtor is effecting a release pursuant to sections 11.09 (Addition and Substitution of Qualified Collateral: Designation as a Mortgaged Vessel), 11.14 (Change of Flag) or 12.01 (“Trust Monies” Defined) and 12.02 (Use of Trust Monies) of the Senior Secured Notes Indenture or provisions having substantially the same effect in the Credit Facility Documents, the Security Agent is irrevocably authorised and required (at the cost of the Parent and without any consent, sanction, authority or further confirmation from any Creditor, other Secured Party or Debtor) and subject to the fulfilment of the conditions at Clause 12.7(b) to:

(i)	release the Transaction Security over that asset; and

(ii)	execute and deliver or enter into any release of the Transaction Security described in paragraph (i) above and issue any certificates of non-crystallisation of any floating charge or any consent to dealing that are reasonably requested by the Parent and are necessary or desirable to effect such release.

(b)	The conditions referred to in Clause 12.7(a) are that:

(i)	two (2) Officers of the Parent certify for the benefit of the Security Agent (and supply a copy to each Creditor Representative) that the release and, if the release is of Charged Property, the release of Transaction Security is expressly permitted under this Agreement, the Credit Facility Documents, the Senior Secured Note Documents and the Second Lien Note Documents or each Creditor Representative authorises the release;

(ii)	the release and, if the release is of Charged Property, the release of Transaction Security is not taking place on or after a Distress Event or being effected at the request of the Instructing Group in circumstances where the Transaction Security has become enforceable or being effected by enforcement of the Transaction Security; and

(iii)	to the extent that new or replacement Transaction Security is required under the terms of the Debt Documents as a condition to that release, contemporaneously with such release (followed by an immediate granting of that new or replacement Transaction Security of at least equivalent ranking), the Parent delivers to the Security Agent either:

1.	a solvency opinion from a Financial Adviser confirming the solvency of that Debtor, after giving effect to such transaction and any transactions related to such release and retaking;

2.	a certificate from 2 Officers of the Parent, which certificate confirms the solvency of the Debtor granting such Transaction Security after giving effect to such transaction and any transactions related to such release and retaking; or

3.	an opinion of counsel (subject to customary exceptions and qualifications), confirming that, after giving effect to such transaction and any transactions related to such release and retaking, the Transaction Security created under the Transaction Security Documents so released and taken is valid and perfected Transaction Security not otherwise subject to any limitation imperfection or new hardening period, in equity or at law, that such Transaction Security was not otherwise subject to immediately prior to such release and taking.

13.	DISTRESSED DISPOSALS

13.1	Facilitation of Distressed Disposals

Subject to Clause 13.4 (Restriction on enforcement), if a Distressed Disposal is being effected the Security Agent is irrevocably authorised (at the cost of the Parent and without any consent, sanction, authority or further confirmation from any Creditor, other Secured Party or Debtor):

(a)	release of Transaction Security/non-crystallisation certificates: to release the Transaction Security or any other claim over the asset subject to the Distressed Disposal and execute and deliver or enter into any release of that Transaction Security or claim and issue any letters of non-crystallisation of any floating charge or any consent to dealing that may, in the discretion of the Security Agent, be considered necessary or desirable;

(b)	release of liabilities and Transaction Security on a share sale (Debtor): if the asset subject to the Distressed Disposal consists of shares in the capital of a Debtor, to release:

(i)	that Debtor and any Subsidiary of that Debtor from all or any part of:

(A)	its Borrowing Liabilities;

(B)	its Guarantee Liabilities; and

(C)	its Other Liabilities;

(ii)	any Transaction Security granted by that Debtor or any Subsidiary of that Debtor over any of its assets; and

(iii)	any other claim of an Intra-Group Lender, or another Debtor over that Debtor’s assets or over the assets of any Subsidiary of that Debtor,

on behalf of the relevant Creditors and Debtors;

(c)	release of liabilities and Transaction Security on a share sale (Holding Company): if the asset subject to the Distressed Disposal consists of shares in the capital of any Holding Company of a Debtor, to release:

(i)	that Holding Company and any Subsidiary of that Holding Company from all or any part of:

(A)	its Borrowing Liabilities;

(B)	its Guarantee Liabilities; and

(C)	its Other Liabilities;

(ii)	any Transaction Security granted by that Holding Company or any Subsidiary of that Holding Company over any of its assets; and

(iii)	any other claim of an Intra-Group Lender or another Debtor over the assets of any Subsidiary of that Holding Company,

on behalf of the relevant Creditors and Debtors;

(d)	facilitative disposal of liabilities on a share sale: if the asset subject to the Distressed Disposal consists of shares in the capital of a Debtor or the Holding Company of a Debtor and the Security Agent decides to dispose of all or any part of:

(i)	the Liabilities (other than Liabilities due to any Creditor Representative or Arranger); or

(ii)	the Debtors’ Intra-Group Receivables,

owed by that Debtor or Holding Company or any Subsidiary of that Debtor or Holding Company on the basis that any transferee of those Liabilities or Debtors’ Intra-Group Receivables (the “Transferee”) will not be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement, to execute and deliver or enter into any agreement to dispose of all or part of those Liabilities or Debtors’ Intra-Group Receivables on behalf of the relevant Creditors and Debtors provided that notwithstanding any other provision of any Debt Document the Transferee shall not be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement;

(e)	sale of liabilities on a share sale: if the asset subject to the Distressed Disposal consists of shares in the capital of a Debtor or the Holding Company of a Debtor and the Security Agent decides to dispose of all or any part of:

(i)	the Liabilities (other than Liabilities due to any Creditor Representative or Arranger); or

(ii)	the Debtors’ Intra-Group Receivables,

owed by that Debtor or Holding Company or any Subsidiary of that Debtor or Holding Company on the basis that any transferee of those Liabilities or Debtors’ Intra-Group Receivables will be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement, to execute and deliver or enter into any agreement to dispose of:

(A)	all (and not part only) of the Liabilities owed to the Primary Creditors (other than to any Creditor Representative or Arranger); and

(B)	all or part of any other Liabilities (other than Liabilities owed to any Creditor Representative or Arranger) and the Debtors’ Intra-Group Receivables,

on behalf of, in each case, the relevant Creditors and Debtors;

(f)	transfer of obligations in respect of liabilities on a share sale: if the asset subject to the Distressed Disposal consists of shares in the capital of a Debtor or the Holding Company of a Debtor (the “Disposed Entity”) and the Security Agent decides to transfer to another Debtor (the “Receiving Entity”) all or any part of the Disposed Entity’s obligations or any obligations of any Subsidiary of that Disposed Entity in respect of:

(i)	the Intra-Group Liabilities; or

(ii)	the Debtors’ Intra-Group Receivables,

to execute and deliver or enter into any agreement to:

(iii)	agree to the transfer of all or part of the obligations in respect of those Intra-Group Liabilities or Debtors’ Intra-Group Receivables on behalf of the relevant Intra-Group Lenders and Debtors to which those obligations are owed and on behalf of the Debtors which owe those obligations; and

(iv)	to accept the transfer of all or part of the obligations in respect of those Intra-Group Liabilities or Debtors’ Intra-Group Receivables on behalf of the Receiving Entity or Receiving Entities to which the obligations in respect of those Intra-Group Liabilities or Debtors’ Intra-Group Receivables are to be transferred.

13.2	Proceeds of Distressed Disposals and Debt Disposals

The net proceeds of each Distressed Disposal and each Debt Disposal shall be paid, or distributed, to the Security Agent for application in accordance with Clause 16 (Application of Proceeds) and, to the extent that any Liabilities Sale has occurred, as if that Liabilities Sale had not occurred.

13.3	Fair value

In the case of:

(a)	a Distressed Disposal; or

(b)	a Liabilities Sale / Debt Disposal,

effected by, or at the request of, the Security Agent, the Security Agent shall act in accordance with this Agreement.

13.4	Restriction on enforcement

If a Distressed Disposal or a Liabilities Sale / Debt Disposal is being effected:

(a)	the Security Agent is not authorised to release any Debtor, Subsidiary or Holding Company from any Borrowing Liabilities or Guarantee Liabilities owed to any Primary Creditor except in accordance with this Clause 13 (Distressed Disposals);

(b)	subject to Clause 13.5 (Non-Cash Consideration), a Distressed Disposal or a Debt Disposal may be made in whole or in part for consideration in the form of cash or, if not for cash, for Non-Cash Consideration the form of which is acceptable to the Security Agent; and

(c)	the relevant Primary Creditors shall simultaneously effect the unconditional release (or unconditional transfer to the purchaser of the relevant member of the Group) of all Borrowing Liabilities, Guarantee Liabilities and Other Liabilities owing to the Primary Creditors by the relevant Debtor and each of its direct and indirect Subsidiaries.

13.5	Non-Cash Consideration

No Distressed Disposal or Debt Disposal may be made for Non-Cash Consideration unless the prior consent of the Instructing Group (acting in accordance with the Enforcement Principles) is obtained.

13.6	Appointment of Financial Adviser

Without prejudice to Clause 18.8 (Rights and discretions), the Security Agent may engage, or approve the engagement of, and rely on the services of a Financial Adviser at the joint and several expense of the Debtors.

13.7	Security Agent’s actions

For the purposes of Clause 13.1 (Facilitation of Distressed Disposals), Clause 13.3 (Fair value) and Clause 13.5 (Non-Cash Consideration) the Security Agent shall act on the instructions of the Instructing Group.

14.	FURTHER ASSURANCE – DISPOSALS AND RELEASES

Each Creditor and Debtor will:

(a)	do all things that the Security Agent requests in order to give effect to Clause 12 (Non-Distressed Disposals) and Clause 13 (Distressed Disposals) (which shall include, without limitation, the execution of any assignments, transfers, releases or other documents that may be necessary to give effect to the releases or disposals contemplated by those Clauses); and

(b)	if the Security Agent is not entitled to take any of the actions contemplated by those Clauses or if the Security Agent requests that any Creditor or Debtor take any such action, take that action itself in accordance with the instructions of the Security Agent, provided that the proceeds of those disposals are applied in accordance with Clause 12 (Non-Distressed Disposals) or Clause 13 (Distressed Disposals) as the case may be.

15.	NON-CASH RECOVERIES

15.1	Security Agent and Non-Cash Recoveries

To the extent the Security Agent receives or recovers any Non-Cash Recoveries, it may (acting on the instructions of the Instructing Group) but without prejudice to its ability to exercise discretion under Clause 16.2 (Prospective liabilities):

(a)	distribute those Non-Cash Recoveries pursuant to Clause 16 (Application of Proceeds) as if they were Cash Proceeds;

(b)	hold, manage, exploit, collect, realise and dispose of those Non-Cash Recoveries; and

(c)	hold, manage, exploit, collect, realise and distribute any resulting Cash Proceeds.

15.2	Cash value of Non-Cash Recoveries

(a)	The cash value of any Non-Cash Recoveries shall be determined by reference to a valuation obtained by the Security Agent from a Financial Adviser appointed by the Security Agent pursuant to Clause 13.6 (Appointment of Financial Adviser) taking into account any notional conversion made pursuant to Clause 16.4 (Currency conversion).

(b)	If any Non-Cash Recoveries are distributed pursuant to Clause 16 (Application of Proceeds), the extent to which such distribution is treated as discharging the Liabilities shall be determined by reference to the cash value of those Non-Cash Recoveries determined pursuant to paragraph (a) above.

15.3	Facility Agents and Non-Cash Recoveries

(a)	Subject to paragraph (b) below and to Clause 15.4 (Alternative to Non-Cash Consideration), if, pursuant to Clause 16.1 (Order of application), a Creditor Representative receives Non-Cash Recoveries for application towards the discharge of any Liabilities, that Creditor Representative shall apply those Non-Cash Recoveries in accordance with the relevant Debt Document as if they were Cash Proceeds.

(b)	A Creditor Representative may:

(i)	use any reasonably suitable method of distribution, as it may determine in its discretion, to distribute those Non-Cash Recoveries in the order of priority that would apply under the relevant Debt Document if those Non-Cash Recoveries were Cash Proceeds;

(ii)	hold any Non-Cash Recoveries through another person; and

(iii)	hold any amount of Non-Cash Recoveries for so long as that Creditor Representative shall think fit for later application pursuant to paragraph (a) above.

15.4	Alternative to Non-Cash Consideration

(a)	If any Non-Cash Recoveries are to be distributed pursuant to Clause 16 (Application of Proceeds), the Security Agent shall (prior to that distribution and taking into account the Liabilities then outstanding and the cash value of those Non-Cash Recoveries) notify each Creditor Representative entitled to receive those Non-Cash Recoveries on behalf and for the benefit of their applicable Primary Creditors pursuant to that distribution (the “Entitled Creditors”).

(b)	If:

(i)	it would be unlawful for an Entitled Creditor to receive such Non-Cash Recoveries (or it would otherwise conflict with that Entitled Creditor’s constitutional documents for it to do so); and

(ii)	that Entitled Creditor promptly so notifies the Security Agent and supplies such supporting evidence as the Security Agent may reasonably require,

that Primary Creditor shall be a “Cash Only Creditor” and the Non-Cash Recoveries to which it is entitled shall be “Retained Non-Cash”.

(c)	To the extent that, in relation to any distribution of Non-Cash Recoveries, there is a Cash Only Creditor:

(i)	the Security Agent shall not distribute any Retained Non-Cash to that Cash Only Creditor (or to any Creditor Representative on behalf of that Cash Only Creditor) but shall otherwise treat the Non-Cash Recoveries in accordance with this Agreement;

(ii)	the Security Agent shall notify the relevant Creditor Representative of that Cash Only Creditor’s identity and its status as a Cash Only Creditor; and

(iii)	to the extent notified pursuant to paragraph (ii) above, no Creditor Representative shall distribute any of those Non-Cash Recoveries to that Cash Only Creditor.

(d)	Subject to Clause 15.5 (Security Agent protection), the Security Agent shall hold any Retained Non-Cash and shall, acting on the instructions of the Cash Only Creditor entitled to it, manage, exploit, collect, realise and dispose of that Retained Non-Cash for cash consideration and shall distribute any Cash Proceeds of that Retained Non-Cash to that Cash Only Creditor in accordance with Clause 16 (Application of Proceeds).

(e)	On any such distribution of Cash Proceeds which are attributable to a disposal of any Retained Non-Cash, the extent to which such distribution is treated as discharging the Liabilities due to the relevant Cash Only Creditor shall be determined by reference to:

(i)	the valuation which determined the extent to which the distribution of the Non-Cash Recoveries to the other Entitled Creditors discharged the Liabilities due to those Entitled Creditors; and

(ii)	the Retained Non-Cash to which those Cash Proceeds are attributable.

(f)	Each Primary Creditor shall, following a request by the Security Agent (acting in accordance with Clause 13.7 (Security Agent’s actions)), notify the Security Agent of the extent to which paragraph (b)(i) above would apply to it in relation to any distribution or proposed distribution of Non-Cash Recoveries. Absent written notice to the contrary from a Creditor, the Security Agent shall be entitled to conclusively assume that no Creditor is a Cash Only Creditor.

15.5	Security Agent protection

(a)	No Distressed Disposal or Liabilities Sale may be made in whole or part for Non-Cash Consideration if the Security Agent in its sole discretion believes that its receiving, distributing, holding, managing, exploiting, collecting, realising or disposing of that Non-Cash Consideration would have an adverse effect on it.

(b)	If Non-Cash Consideration is distributed to the Security Agent under this Agreement, including without limitation, pursuant to Clause 9.2 (Turnover by the Primary Creditors) or Clause 9.3 (Turnover by the Second Lien Note Creditors and other Creditors) the Security Agent may, at any time after notifying the Creditors entitled to that Non-Cash Consideration and notwithstanding any instruction from a Creditor or group of Creditors pursuant to the terms of any Debt Document, immediately realise and dispose of that Non-Cash Consideration for cash consideration (and distribute any Cash Proceeds of that Non-Cash Consideration to the relevant Creditors in accordance with Clause 16 (Application of Proceeds)) if the Security Agent has reasonable grounds for believing that holding, managing, exploiting or collecting that Non-Cash Consideration would have an adverse effect on it.

(c)	If the Security Agent holds Retained Non-Cash for a Cash Only Creditor (each as defined in Clause 15.4 (Alternative to Non-Cash Consideration)) the Security Agent may at any time, after notifying that Cash Only Creditor and notwithstanding any instruction from a Creditor or group of Creditors pursuant to the terms of any Debt Document, immediately realise and dispose of that Retained Non-Cash for cash consideration (and distribute any Cash Proceeds of that Retained Non-Cash to that Cash Only Creditor in accordance with Clause 16 (Application of Proceeds)) if the Security Agent has reasonable grounds for believing that holding, managing, exploiting or collecting that Retained Non-Cash could have an adverse effect on it.

16.	APPLICATION OF PROCEEDS

16.1	Order of application

Subject to Clause 16.2 (Prospective liabilities), all amounts from time to time received or recovered by the Security Agent pursuant to the terms of any Debt Document or in connection with the realisation or enforcement of all or any part of the Transaction Security (for the purposes of this Clause 16, the “Recoveries”) shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the provisions of this Clause 16), in the following order of priority:

(a)	to the Security Agent for payment of any fees, costs, expenses, liabilities and indemnities owing to the Security Agent (other than pursuant to Clause 18.2 (Parallel debt)), any Receiver or any Delegate;

(b)	to the Creditor Representatives for payment of the Creditor Representative Amounts and in discharging all costs and expenses incurred by any Primary Creditor in connection with any realisation or enforcement of the Transaction Security taken in accordance with the terms of this Agreement or any action taken at the request of the Security Agent under Clause 8.6 (Further assurance – Insolvency Event) on a pro rata basis between them;

(c)	in payment or distribution to each Creditor Representative in respect of a Credit Facility on its own behalf and on behalf of the Credit Facility Creditors for which it is the Creditor Representative for application towards the discharge of the Credit Facility Liabilities (in accordance with the terms of the Credit Facility Documents) on a pro rata basis between Credit Facility Liabilities incurred under separate Credit Facility Agreements;

(d)	in payment or distribution to the Creditor Representatives in respect of any Senior Secured Note Liabilities on its own behalf and on behalf of the Senior Secured Note Creditors for which it is the Creditor Representative for application towards the discharge of the Senior Secured Note Liabilities (in accordance with the terms of the Senior Secured Note Documents);

(e)	in payment or distribution to each Creditor Representative in respect of any Second Lien Note Liabilities on its own behalf and on behalf of the Second Lien Note Creditors for which it is the Creditor Representative for application towards the discharge of the Second Lien Note Liabilities (in accordance with the terms of the Second Lien Note Documents);

(f)	if none of the Debtors is under any further actual or contingent liability under any Credit Facility Document, Senior Secured Note Document or Second Lien Note Document in payment or distribution to any person to whom the Security Agent is obliged under applicable laws to pay or distribute in priority to any Debtor; and

(g)	the balance, if any, in payment or distribution to the relevant Debtor.

16.2	Prospective liabilities

Following a Distress Event the Security Agent may, in its discretion hold any amount of the Recoveries in one or more interest bearing suspense or impersonal accounts in the name of the Security Agent with such financial institution (including itself) as the Security Agent shall think fit (the interest being credited to the relevant account) for so long as the Security Agent shall think fit for later application under Clause 16.1 (Order of application) in respect of:

(a)	any sum to any Security Agent, any Receiver or any Delegate; and

(b)	any part of the Liabilities,

that the Security Agent reasonably considers, in each case, might become due or owing at any time in the future.

16.3	Deposit of cash proceeds

(a)	Subject to Clause 16.3(b), prior to the application of the proceeds of the Security Property in accordance with Clause 16.1 (Order of application) the Security Agent may, in its discretion, hold all or part of any cash proceeds in one or more interest bearing suspense or impersonal accounts in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit (the interest being credited to the relevant account) pending the application from time to time of those monies in the Security Agent’s discretion in accordance with the provisions of this Clause 16.

(b)	If the Security Agent receives proceeds of the Security Property prior to an Acceleration Event and 2 Officers of the Parent certify that: (i) the payment of the proceeds (or part thereof) into the Collateral Account is expressly permitted under this Agreement, the Credit Facility Documents, the Senior Secured Note Documents and the Second Lien Note Documents; and (ii) no Event of Default has occurred and is continuing, the proceeds (or part thereof) shall be paid into the Collateral Account.

16.4	Currency conversion

(a)	For the purpose of, or pending the discharge of, any of the Secured Obligations the Security Agent or its agent may:

(i)	convert any moneys received or recovered by the Security Agent (including, without limitation, any cash proceeds) from one currency to another, at the Security Agent’s Spot Rate of Exchange; and

(ii)	notionally convert the valuation provided in any opinion or valuation from one currency to another, at the Security Agent’s Spot Rate of Exchange.

(b)	The obligations of any Debtor to pay in the due currency shall only be satisfied:

(i)	in the case of paragraph (a)(i) above, to the extent of the amount of the due currency purchased after deducting the costs of conversion; and

(ii)	in the case of paragraph (a)(ii) above, to the extent of the amount of the due currency which results from the notional conversion referred to in that paragraph.

16.5	Permitted Deductions

The Security Agent shall be entitled, in its discretion, (a) to set aside by way of reserve amounts required to meet and (b) to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any law or regulation to make from any distribution or payment made by it under this Agreement, and to pay all Taxes which may be assessed against it in respect of any of the Charged Property, or as a consequence of performing its duties or exercising its rights, powers, authorities and discretions, or by virtue of its capacity as Security Agent under any of the Debt Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

16.6	Good Discharge

(a)	Any distribution or payment to be made in respect of the Secured Obligations by the Security Agent shall only be made to the relevant Creditor Representative on behalf of its Primary Creditors and in no event shall the Security Agent have any obligation to make such payment or distribution directly to any Primary Creditor.

(b)	Any distribution or payment made as described in paragraph (a) above shall be a good discharge, to the extent of that payment or distribution, by the Security Agent.

(c)	The Security Agent is under no obligation to make the payments to the Creditor Representatives under paragraph (a) above in the same currency as that in which the Liabilities owing to the relevant Primary Creditor are denominated pursuant to the relevant Debt Document.

16.7	Calculation of Amounts

For the purpose of calculating any person’s share of any amount payable to or by it, the Security Agent shall be entitled to:

(a)	request and conclusively rely upon a certificate from each Creditor Representative as to the amounts due to such Creditor Representative and the Primary Creditors that such Creditor Representative represents, and the Security Agent shall incur no liability for any distributions made by it in reliance upon certifications;

(b)	notionally convert the Liabilities owed to any person into a common base currency, that notional conversion to be made at the then prevailing rate at which the Security Agent or its agent is able to purchase the notional base currency with the actual currency of the Liabilities owed to that person at the time at which that calculation is to be made; and

(c)	assume that all amounts received or recovered as a result of the enforcement or realisation of the Security Property are applied in discharge of the Liabilities in accordance with the terms of the Debt Documents under which those Liabilities have arisen.

17.	EQUALISATION

17.1	Equalisation Definitions

For the purposes of this Clause 17:

“Enforcement Date” means the first date (if any) on which a Credit Facility Creditor takes enforcement action of the type described in paragraphs (a)(i), (a)(iii), (a)(iv) or (c) of the definition of “Enforcement Action” in accordance with the terms of this Agreement.

“Exposure” means in relation to a Credit Facility Lender, the aggregate amount of its participation (if any, and without double counting) in all Utilisations outstanding under the Credit Facility Agreements at the Enforcement Date (assuming all contingent liabilities which have become actual liabilities since the Enforcement Date to have been actual liabilities at the Enforcement Date (but not including, for these purposes only, any interest that would have accrued from the Enforcement Date to the date of actual maturity in respect of those liabilities) and assuming any transfer of claims between Credit Facility Lenders pursuant to any loss-sharing arrangement in the Credit Facility Agreements which has taken place since the Enforcement Date to have taken place at the Enforcement Date) together with the aggregate amount of all accrued interest, fees and commission owed to it under the Credit Facility Agreement; and

“Utilisation” means a “utilisation” (however defined) of a facility under the Initial Revolving Facility Agreement or the relevant Credit Facility Document.

17.2	Equalisation

If, for any reason, any Credit Facility Liabilities remain unpaid after the Enforcement Date and the resulting losses are not borne by the Credit Facility Lenders in the proportions which their respective Exposures at the Enforcement Date bore to the aggregate Exposures of all the Credit Facility Lenders at the Enforcement Date, the Credit Facility Lenders will make such payments amongst themselves to put the Credit Facility Lenders in such a position that (after taking into account such payments) those losses are borne in those proportions.

17.3	Turnover of enforcement proceeds

If:

(a)	the Security Agent or a Creditor Representative is not entitled, for reasons of applicable law, to pay or distribute amounts received pursuant to the making of a demand under any guarantee, indemnity or other assurance against loss or the enforcement of the Transaction Security to the relevant Credit Facility Creditors but is entitled to pay or distribute those amounts to Creditors (such Creditors, the “Receiving Creditors”) who, in accordance with the terms of this Agreement, are subordinated in right and priority of payment to the relevant Credit Facility Creditors; and

(b)	the Credit Facility Lender Discharge Date has not yet occurred (nor would occur after taking into account such payments),

then the Receiving Creditors shall make such payments or distributions to the relevant Credit Facility Creditors to place the relevant Credit Facility Creditors in the position they would have been in had such amounts been available for application against the Credit Facility Liabilities.

17.4	Notification of Exposure

Before each occasion on which the provisions of this Clause 17 shall be implemented, the relevant Creditor Representative shall send notice to the Credit Facility Lenders notifying them of the Exposure of each Credit Facility Lender (if any).

17.5	Default in payment

If a Credit Facility Creditor fails to make a payment due from it under this Clause 17, the relevant Creditor Representative for such Credit Facility Creditor(s) shall be entitled (but not obliged) to take action on behalf of the Credit Facility Creditor(s) to whom such payment was to be redistributed (subject to being indemnified to its satisfaction by such Credit Facility Creditor(s) in respect of costs) but shall have no liability or obligation towards such Credit Facility Creditor(s) or any other Primary Creditor as regards such default in payment and any loss suffered as a result of such default shall lie where it falls.

18.	THE SECURITY AGENT

18.1	Security Agent as trustee

(a)	The Security Agent declares that it holds the Security Property on trust for the Secured Parties on the terms contained in this Agreement.

(b)	Each of the Primary Creditors authorises the Security Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Security Agent under or in connection with the Debt Documents together with any other incidental rights, powers, authorities and discretions.

(c)	Every provision of this Agreement or any related document relating to the conduct or affecting the liability of or affording protection to the Security Agent shall be subject to the provisions of this Clause 18.

18.2	Parallel debt

(a)	Each of the Debtors hereby irrevocably and unconditionally agrees and undertakes with the Security Agent and each Secured Party acknowledges that each of the Debtors shall pay to the Security Agent as creditor in its own right and not as a representative of any other Secured Party sums equal to, and in the currency of, any sums owing from time to time by it to any Secured Party (other than to the Security Agent solely by operation of this provision) under any Primary Finance Documents (the “Principal Obligations”) as and when the same fall due for payment under the relevant Primary Finance Document (together with the obligations described in paragraph (f) below, the “Parallel Debt Obligations”).

(b)	Each of the Debtors and each Secured Party (other than the Security Agent) acknowledges that the right of the Security Agent to demand payment of the Parallel Debt Obligations shall be independent, separate and several from, and shall not in any way limit or affect, the rights of the other Secured Parties to demand payment of the Principal Obligations nor shall the Parallel Debt Obligations be limited or affected in any way by the corresponding Principal Obligations provided that (i) the payment by a Debtor of its Parallel Debt Obligations to the Security Agent in accordance with this Clause 18.2 shall also discharge (in the amount of the relevant payment) the corresponding Principal Obligations and (ii) the payment by a Debtor of its Principal Obligations in accordance with the provisions of the Primary Finance Documents shall also discharge (in the amount of the relevant payment) the corresponding Parallel Debt Obligations provided further that no Principal Obligation shall be discharged by a discharge of the Parallel Debt Obligations if such discharge of the Parallel Debt Obligations is effected by virtue of any set-off, counterclaim or similar defence invoked by a Debtor vis-à-vis the Security Agent other than in accordance with the terms of the Primary Finance Documents.

(c)	Despite the foregoing, any payment under the Primary Finance Documents shall be made to the relevant Creditor Representative unless expressly stated otherwise in any Primary Finance Document or unless the relevant Creditor Representative directs such payment to be made to the Security Agent.

(d)	Without limiting or affecting the Security Agent’s rights against any Debtor (whether under this Clause 18.2 or under any provision of the Primary Finance Documents):

(i)	the Security Agent agrees with each other Secured Party (on a several and divided basis) that it will not exercise its rights under the Parallel Debt Obligations in respect of the Principal Obligations owing to a Secured Party except with the consent of the Instructing Group. However, for the avoidance of doubt, nothing in the previous sentence shall in any way limit the Security Agent’s right to act in the protection or preservation of rights under any Transaction Security Document or to enforce any Transaction Security as contemplated by this Agreement, the relevant Transaction Security Document or any other Primary Finance Document (or to do any act reasonably incidental to the foregoing);

(ii)	each Debtor acknowledges that (x) nothing in this Clause 18 shall impose any obligation on the Security Agent to advance any sum to any Debtor or otherwise under any Primary Finance Document, except in its capacity as a Secured Party (if applicable and other than as Security Agent) under any Primary Finance Document in accordance with the terms thereof, and (y) for the purpose of any vote taken under any Primary Finance Document, the Security Agent shall not be regarded as having any participation or commitment other than those which it has in its capacity as a Secured Party (if applicable and other than as Security Agent) under any Primary Finance Document in accordance with the terms thereof.

(e)	The Security Agent acts in its own name (in its capacity as Security Agent hereunder) and not as a trustee, and its claims in respect of the Parallel Debt Obligations shall not be held on trust. The Transaction Security granted under the Primary Finance Documents to the Security Agent to secure the Parallel Debt Obligations is granted to the Security Agent in its capacity as creditor of the Parallel Debt Obligations and shall not be held on trust.

(f)	An amount payable in respect of the Parallel Debt Obligations will be payable in the currency or currencies of the relevant Principal Obligations and will become due and payable as and when the Principal Obligations to which it corresponds becomes due and payable. A default (verzuim) within the meaning of section 3:248 of the Dutch Civil Code with respect to Principal Obligations shall also constitute a default (verzuim) within the meaning of section 3:248 of the Dutch Civil Code with respect to the relevant Parallel Debt Obligations without any notice being required.

(g)	The Security Agent undertakes to pay to the Secured Parties in accordance with the terms of this Agreement any amount collected or received by it in payment or partial payment of the Parallel Debt Obligations as if such amounts had been received in respect of the Principal Obligations.

18.3	Instructions

(a)	The Security Agent shall:

(i)	subject to paragraphs (d) and (e) below, exercise or refrain from exercising any right, power, authority or discretion vested in it as Security Agent in accordance with any instructions given to it by the Instructing Group; and

(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above (or, if this Agreement stipulates the matter is a decision for any other Creditor or group of Creditors, in accordance with instructions given to it by that Creditor or group of Creditors).

(b)	The Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Instructing Group (or, if this Agreement stipulates the matter is a decision for any other Creditor or group of Creditors, from that Creditor or group of Creditors) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Security Agent may refrain from acting unless and until it receives those instructions or that clarification.

(c)	Save in the case of decisions stipulated to be a matter for any other Creditor or group of Creditors under this Agreement and unless a contrary intention appears in this Agreement, any instructions given to the Security Agent by the Instructing Group shall override any conflicting instructions given by any other Parties and will be binding on all Secured Parties.

(d)	Paragraph (a) above shall not apply:

(i)	where a contrary indication appears in this Agreement;

(ii)	where this Agreement expressly requires the Security Agent to act in a specified manner or to take a specified action without the instructions of the Instructing Group;

(iii)	in respect of any provision which protects the Security Agent’s own position in its personal capacity as opposed to its role of Security Agent for the Secured Parties including, without limitation, Clauses 18.6 (No duty to account) to Clause 18.11 (Exclusion of liability), Clause 18.14 (Confidentiality) to Clause 18.21 (Custodians and nominees) and Clause 18.24 (Acceptance of title) to Clause 18.27 (Disapplication of Trustee Acts);

(iv)	in respect of the exercise of the Security Agent’s discretion to exercise a right, power or authority under any of:

(A)	Clause 12 (Non-Distressed Disposals);

(B)	Clause 16.1 (Order of application);

(C)	Clause 16.2 (Prospective liabilities); and

(D)	Clause 16.5 (Permitted Deductions).

(e)	The Instructing Group shall not provide instructions which would have an effect equivalent to an Intercreditor Amendment, unless consent to those instructions is obtained from each Party (other than the Security Agent) whose consent would have been required in respect of that Intercreditor Amendment.

(f)

With respect to any obligation of the Security Agent that is contained in both the Senior Secured Note Documents (and, to the extent applicable, any Second Lien Note Documents) and the Credit Facility Documents (including, without limitation, Schedule 14 (Notes Restrictive Covenants) to the Initial Revolving Facility Credit Agreement), a Debtor will not exercise any right to give direction or instruction to the Security Agent with respect to such obligation, unless it is authorized and permitted to give such direction or instruction (together with any deliverables required to be delivered to the Security Agent pursuant thereto) under both the Senior Secured Note Documents (and, to the extent applicable, any Second Lien Note Documents) and the Credit Facility Documents (including, without limitation, Schedule 14 (Notes Restrictive Covenants) to the Initial Revolving Facility Credit Agreement). For the avoidance of doubt, the Security Agent shall not be liable for monitoring the Debtors compliance with the foregoing covenant, and shall not be liable to any Person to the extent it acts or omits to act in accordance with any direction or instruction from a Debtor which may have been given in contravention of the foregoing covenant.

(g)	In exercising any discretion to exercise a right, power or authority under the Debt Documents where either:

(i)	it has not received any instructions as to the exercise of that discretion; or

(ii)	the exercise of that discretion is subject to paragraph (d)(iv) above,

the Security Agent shall do so having regard to the interests of all the Secured Parties.

(h)	The Security Agent may refrain from acting in accordance with any instructions of any Creditor or group of Creditors until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Debt Documents and which may include payment in advance) for any cost, loss or liability (together with any applicable VAT) which it may incur in complying with those instructions.

(i)	Without prejudice to the provisions of Clause 11 (Enforcement of Transaction Security) and the remainder of this Clause 18.3, in the absence of instructions, the Security Agent may act (or refrain from acting) as it considers in its discretion to be appropriate.

18.4	Duties of the Security Agent

(a)	The Security Agent’s duties under the Debt Documents are solely mechanical and administrative in nature.

(b)	The Security Agent shall promptly:

(i)	forward to each Creditor Representative a copy of any document received by the Security Agent from any Debtor under any Debt Document; and

(ii)	forward to a Party the original or a copy of any document which is delivered to the Security Agent for that Party by any other Party.

(c)	Except where the Security Agent has expressly agreed otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d)	Without prejudice to Clause 24.3 (Notification of prescribed events), if the Security Agent receives notice from a Party referring to any Debt Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Creditor Representatives.

(e)	To the extent that a Party (other than the Security Agent) is required to calculate a Common Currency Amount, the Security Agent shall upon a request by that Party, promptly notify that Party of the relevant Security Agent’s Spot Rate of Exchange to the extent available.

(f)	The Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Debt Documents to which it is a signatory (and no others shall be implied).

(g)	Notwithstanding anything contained herein to the contrary, the right of the Security Agent to perform any discretionary act enumerated in this Agreement, the Debt Documents or any related document shall not be construed as a duty.

18.5	No fiduciary duties to Debtors

Nothing in this Agreement constitutes the Security Agent as an agent, trustee or fiduciary of any Debtor.

18.6	No duty to account

The Security Agent shall not be bound to account to any other Secured Party for any sum or the profit element of any sum received by it for its own account.

18.7	Business with the Group

The Security Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

18.8	Rights and discretions

(a)	The Security Agent shall be entitled to:

(i)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii)	assume that:

(A)	any instructions received by it from the Instructing Group, any Creditors any Creditor Representative or any group of Creditors are duly given in accordance with the terms of the Debt Documents and are given by individuals that are authorized at such time to take specified actions pursuant to this Agreement, the Debt Documents or any related document;

(B)	unless it has received notice of revocation, that those instructions have not been revoked; and

(C)	if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Debt Documents for so acting have been satisfied;

(iii)	rely on a certificate from any person:

(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate; and

(iv)

conclusively rely (without independent confirmation, verification, inquiry or investigation of the contents thereof), as to the truth of the statements and the correctness of certificates or opinions furnished to the Security Agent under this Agreement or any related document and may conclusively rely and shall be fully protected in acting upon any resolution, certificate, statement, instrument, opinion, notice, request, direction, consent, order, approval, bond or any other paper or document (including any of the foregoing delivered in electronic format) believed by it to be genuine and to have been signed or presented by the proper person or persons and the Security Agent need not investigate any statement, warranty or representation or any fact or matter stated in any such document and may conclusively rely as to the truth of the statements and the correctness of the opinions expressed therein.

(b)	The Security Agent may assume (unless it has received notice to the contrary in its capacity as Security Agent for the Secured Parties) that:

(i)	no Default has occurred;

(ii)	any right, power, authority or discretion vested in any Party or any group of Creditors has not been exercised; and

(iii)	any notice made by the Parent is made on behalf of and with the consent and knowledge of all the Debtors.

(c)	The Security Agent may engage the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d)	Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Security Agent may at any time engage the services of any lawyers to act as independent counsel to the Security Agent (and so separate from any lawyers instructed by any Primary Creditor) if the Security Agent in its reasonable opinion deems this to be desirable.

(e)	The Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Security Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f)	The Security Agent, any Receiver and any Delegate may act in relation to the Debt Documents and the Security Property through its officers, employees and agents and shall not:

(i)	be liable for any error of judgment made by any such person; or

(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person,

unless such error or such loss was directly caused by the Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct.

(g)	Unless this Agreement expressly specifies otherwise, the Security Agent may disclose to any other Party any information it reasonably believes it has received as Security Agent under this Agreement.

(h)	Notwithstanding any other provision of any Debt Document to the contrary, the Security Agent is not obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality or it is not provided for in this Agreement or the other Debt Documents.

(i)	Notwithstanding any provision of any Debt Document to the contrary, the Security Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

(j)	The Security Agent shall not be required to take any action under this Agreement, the Debt Documents or any related documents if taking such action (A) would subject the Security Agent to a tax in any jurisdiction where it is not then subject to a tax, or (B) would require the Security Agent to qualify to do business in any jurisdiction where it is not then so qualified.

(k)	Prior to taking any action under this Agreement or the relevant Debt Documents, as the case may be, the Security Agent may reasonably request and rely upon a certificate of the Parent and an opinion of counsel or opinion of another qualified expert, each at the Parent’s expense.

(l)	In no event shall the Security Agent be liable for any conversion rate obtained by it (or its agent) under this Agreement.

18.9	Responsibility for documentation

None of the Security Agent, any Receiver nor any Delegate is responsible or liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Security Agent, a Debtor or any other person in or in connection with any Debt Document or the transactions contemplated in the Debt Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Debt Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(c)	the creation, perfection or priority of any lien or security interest purported to be created by this Agreement, the Debt Documents or any related document, or the value or sufficiency of any Security Property;

(d)	the satisfaction of any condition set forth in this Agreement, the Debt Documents or any related document; or

(e)	any determination as to whether any information provided or to be provided to any Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

18.10	No duty to monitor

(a)	The Security Agent shall not be bound to enquire:

(i)	whether or not any Default has occurred;

(ii)	as to the performance, default or any breach by any Party of its obligations or covenants under any Debt Document; or

(iii)	whether any other event specified in any Debt Document has occurred.

(b)	The Security Agent shall not be deemed to have knowledge of any default, breach or any other event specified in any Debt Documents unless a responsible officer of the Security Agent shall have received written notice of such event, referencing this Agreement, at the office of the Security Agent specified in Clause 25.3 (Addresses).

18.11	Exclusion of liability

(a)	Without limiting paragraph (b) below (and without prejudice to any other provision of any Debt Document excluding or limiting the liability of the Security Agent, any Receiver or Delegate), none of the Security Agent, any Receiver nor any Delegate will be liable for:

(i)	any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Debt Document or the Security Property unless directly caused by its gross negligence or wilful misconduct;

(ii)	exercising or not exercising any right, power, authority or discretion given to it by, or in connection with, any Debt Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Debt Document or the Security Property;

(iii)	any shortfall which arises on the enforcement or realisation of the Security Property; or

(iv)	without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs, losses, any diminution in value or any liability whatsoever arising as a result of:

(A)	any act, event or circumstance not reasonably within its control; or

(B)	the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets; breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)	No Party (other than the Security Agent, that Receiver or that Delegate (as applicable)) may take any proceedings against any officer, employee or agent of the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Debt Document or any Security Property and any officer, employee or agent of the Security Agent, a Receiver or a Delegate may rely on this Clause 18.11 subject to Clause 1.3 (Third party rights) and the provisions of the Third Parties Act.

(c)	Nothing in this Agreement shall oblige the Security Agent to carry out:

(i)	any “know your customer” or other checks in relation to any person; or

(ii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Primary Creditor,

on behalf of any Primary Creditor and each Primary Creditor confirms to the Security Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Security Agent.

(d)	Without prejudice to any provision of any Debt Document excluding or limiting the liability of the Security Agent, any Receiver or Delegate, any liability of the Security Agent, any

Receiver or Delegate arising under or in connection with any Debt Document or the Security Property shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Security Agent, Receiver or Delegate (as the case may be) or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Security Agent, Receiver or Delegate (as the case may be) at any time which increase the amount of that loss. In no event shall the Security Agent, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Security Agent, Receiver or Delegate (as the case may be) has been advised of the possibility of such loss or damages.

(e)	In order to comply with laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including those relating to the funding of terrorist activities and money laundering (“Applicable Law”), the Security Agent is required to obtain, verify and record certain information relating to individuals and entities which maintain a business relationship with the Security Agent. Accordingly, each of the Debtors agrees to provide to the Security Agent upon its request from time to time such identifying information and documentation as may be available for such party in order to enable the Security Agent to comply with Applicable Law.

18.12	Primary Creditors’ indemnity to the Security Agent

(a)	Each Primary Creditor (other than any Creditor Representative) shall (in the proportion that the Liabilities due to it bear to the aggregate of the Liabilities due to all the Primary Creditors (other than any Creditor Representative) for the time being (or, if the Liabilities due to the Primary Creditors (other than any Creditor Representative) are zero, immediately prior to their being reduced to zero)), indemnify the Security Agent and every Receiver and every Delegate, within three Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the relevant Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct) in acting as Security Agent, Receiver or Delegate under, or exercising any authority conferred under, the Debt Documents (unless the relevant Security Agent, Receiver or Delegate has been reimbursed by a Debtor pursuant to a Debt Document).

(b)	Subject to paragraph (c) below, the Parent shall immediately on demand reimburse any Primary Creditor for any payment that Primary Creditor makes to the Security Agent pursuant to paragraph (a) above.

(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Primary Creditor claims reimbursement relates to a liability of the Security Agent to a Debtor.

18.13	Resignation of the Security Agent

(a)	The Security Agent may resign and appoint one of its Affiliates as successor by giving notice to the Primary Creditors and the Parent.

(b)	Alternatively the Security Agent may resign by giving 45 days’ notice to each Creditor Representative and the Parent, in which case the Instructing Group may appoint a successor Security Agent.

(c)	If the Instructing Group have not appointed a successor Security Agent in accordance with paragraph (b) above within 35 days after notice of resignation was given, the retiring Security Agent (after consultation with the Creditor Representatives and with the Parent) may appoint a successor Security Agent or may petition a court of competent jurisdiction to appoint a successor Security Agent.

(d)	The retiring Security Agent shall, make available to the successor Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as Security Agent under the Debt Documents. The Parent shall, within five (5) Business Days of demand, reimburse the retiring Security Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(e)	The Security Agent’s resignation notice shall only take effect upon:

(i)	the appointment of a successor; and

(ii)	the transfer of all the Security Property to that successor.

(f)	Upon the appointment of a successor or the termination of this Agreement, the retiring Security Agent shall be discharged from any further obligation in respect of the Debt Documents (other than its obligations under paragraph (b) of Clause 18.25 (Winding up of trust) and paragraph (d) above) but shall remain entitled to the benefit of this Clause 18 and Clause 23.1 (Indemnity to the Security Agent) (and any Security Agent fees for the account of the retiring Security Agent shall cease to accrue from (and shall be payable on) that date) as well as any other provisions of the Debt Documents which expressly survive such discharge. Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

(g)	The Instructing Group may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) above. In this event, the Security Agent shall resign in accordance with paragraph (b) above.

18.14	Confidentiality

(a)	In acting as trustee for the Secured Parties, the Security Agent shall be regarded as acting through its corporate trust department which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Security Agent, it may be treated as confidential to that division or department and the Security Agent shall not be deemed to have notice of it.

(c)	Notwithstanding any other provision of any Debt Document to the contrary, the Security Agent is not obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

18.15	Information from the Creditors

(a)	Each Creditor and Creditor Representative shall supply the Security Agent with any information that the Security Agent may reasonably specify as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent.

(b)

Each Creditor and Creditor Representative agrees to render to the Security Agent, at any time upon request of the Security Agent upon reasonable notice, an accounting of the amounts of the liabilities owing to it (and in the case of each Creditor Representative, amounts of the liabilities owing to the Primary Creditors it represents) and such other information with respect to the liabilities owing to each such person as the Security Agent may reasonably request in order to give effect to the terms and conditions of this Agreement. In the event that any Creditor or Creditor Representative fails to provide any information required to be provided by it to the Security Agent, then the Security Agent may (but shall not be obligated to) (i) take such actions as are required to be taken by it based on the most recent information available to it, or (ii) in the case of any distributions to be made pursuant to this Agreement, hold such Creditor’s and/or Creditor Representative’s share or purported share in escrow (without obligation to pay interest thereon) until such Creditor and/or Creditor Representative provides the required information.

18.16	Credit appraisal by the Secured Parties

Without affecting the responsibility of any Debtor for information supplied by it or on its behalf in connection with any Debt Document, each Secured Party (other than the Security Agent and the Creditor Representatives) confirms to the Security Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Debt Document including but not limited to:

(a)	the financial condition, status and nature of each member of the Group;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Debt Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(c)	whether that Secured Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Debt Document, the Security Property, the transactions contemplated by the Debt Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(d)	the adequacy, accuracy or completeness of any information provided by the Security Agent, any Party or by any other person under or in connection with any Debt Document, the transactions contemplated by any Debt Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document; and

(e)	the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property.

18.17	Security Agent’s additional remuneration

(a)	In the event of:

(i)	a Default;

(ii)	the Security Agent being requested by a Debtor or the Instructing Group to undertake duties which the Security Agent and the Parent agree to be of an exceptional nature or outside the scope of the normal duties of the Security Agent under the Debt Documents;

(iii)	the proposed accession of any Credit Facility Creditors or Senior Secured Note Creditors or Second Lien Note Trustee pursuant to Clause 21.7 (Accession of Credit Facility Creditors under new Credit Facilities) or Clause 21.8 (Accession of Senior Secured Note Creditors under new Senior Secured Notes) or Clause 21.9 (Accession of Second Lien Note Creditors) respectively; or

(iv)	the Security Agent and the Parent agreeing that it is otherwise appropriate in the circumstances,

the Parent shall pay to the Security Agent any additional remuneration (together with any applicable VAT) that may be agreed between them or determined pursuant to paragraph (b) below. Notwithstanding the foregoing, in no event shall the Security Agent be required to undertake any duties outside the scope of the express duties accepted by it under the Debt Documents unless the Security Agent expressly agrees to do so in writing.

(b)	If the Security Agent and the Parent fail to agree upon the additional remuneration referred to in paragraph (a) above, any dispute shall be determined by an investment bank (acting as an expert and not as an arbitrator) selected by the Security Agent and approved by the Parent or, failing approval, nominated (on the application of the Security Agent) by the President for the time being of the Law Society of England and Wales (the costs of the nomination and of the investment bank being payable by the Parent) and the determination of any investment bank shall be final and binding upon the Parties.

18.18	Reliance and engagement letters

The Security Agent may obtain and rely on any certificate or report from any Debtor’s auditor and may enter into any reliance letter or engagement letter relating to that certificate or report on such terms as it may consider appropriate (including, without limitation, restrictions on the auditor’s liability and the extent to which that certificate or report may be relied on or disclosed).

18.19	No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a)	require the deposit with it of any deed or document certifying, representing or constituting the title of any Debtor to any of the Charged Property;

(b)	obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Debt Document or the Transaction Security;

(c)	register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Debt Document or of the Transaction Security;

(d)	pay or discharge any tax, assessment, or other governmental charge or any lien or encumbrance of any kind owing with respect to, assessed or levied against, any part of the Transaction Security.

(e)	take, or to require any Debtor to take, any step to perfect its title to any of the Charged Property or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or

(f)	require any further assurance in relation to any Security Document.

18.20	Insurance by Security Agent

(a)	The Security Agent shall not be obliged:

(i)	to insure any of the Charged Property or to make any payments with respect to insurance for any of the Charged Property;

(ii)	to require any other person to maintain any insurance; or

(iii)	to verify any obligation to arrange or maintain insurance contained in any Debt Document,

and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.

(b)	Where the Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind.

18.21	Custodians and nominees

The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

18.22	Delegation by the Security Agent

(a)	Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it in its capacity as such.

(b)	That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties.

(c)	No Security Agent, Receiver or Delegate shall be bound to supervise, or be in any way responsible for any damages, costs or losses incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

18.23	Additional Security Agents

(a)	The Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:

(i)	if it considers that appointment to be in the interests of the Secured Parties;

(ii)	for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or

(iii)	for obtaining or enforcing any judgment in any jurisdiction,

and the Security Agent shall give prior notice to the Parent and the Primary Creditors of that appointment.

(b)	Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Debt Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

(c)	The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Security Agent.

18.24	Acceptance of title

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Debtor may have to any of the Charged Property and shall not be liable for, or bound to require any Debtor to remedy, any defect in its right or title.

18.25	Winding up of trust

If the Security Agent (and, to the extent any Security Agent which has resigned pursuant to Clause 18.13 (Resignation of the Security Agent) is required to deliver any release pursuant to Clause 18.25(ii) below, such resigned Security Agent) receives a certificate from each Creditor Representative that:

(a)	all of the Secured Obligations and all other obligations secured by the Security Documents have been fully and finally discharged; and

(b)	no Secured Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Debtor pursuant to the Debt Documents,

then:

(i)	the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and

(ii)	any Security Agent which has resigned pursuant to Clause 18.13 (Resignation of the Security Agent) shall release, without recourse or warranty, all of its rights under each Security Document (if any).

18.26	Powers supplemental to Trustee Acts

The rights, powers, authorities and discretions given to the Security Agent under or in connection with the Debt Documents shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by law or regulation or otherwise.

18.27	Disapplication of Trustee Acts

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Agent in relation to the trusts constituted by this Agreement. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Agreement, the provisions of this Agreement shall, to the extent permitted by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement shall constitute a restriction or exclusion for the purposes of that Act.

18.28	Intra-Group Lenders and Debtors: Power of Attorney

Each Intra-Group Lender and Debtor by way of security for its obligations under this Agreement irrevocably appoints the Security Agent to be its attorney to do anything which that Intra-Group Lender or Debtor has authorised the Security Agent or any other Party to do under this Agreement or is itself required to do under this Agreement but has failed to do for a period of 10 Business Days or at any time after an Event of Default that is continuing (and the Security Agent may delegate that power on such terms as it sees fit).

18.29	Illegality

The Security Agent may refrain from doing anything (including disclosing any information) which might, in its opinion, constitute a breach of any law or regulation and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation.

18.30	Force Majeure

In no event shall the Security Agent be liable for any failure or delay in the performance of its obligations under this Agreement, the Debt Documents or any related documents because of circumstances beyond the Security Agent’s control, including, but not limited to, a failure, termination or suspension of a clearing house, securities depositary, settlement system or central payment system in any applicable part of the world or acts of God, flood, war (whether declared or undeclared), civil or military disturbances or hostilities, nuclear or natural catastrophes, political unrest, explosion, severe weather or accident, earthquake, terrorism, fire, riot, labour disturbances, strikes or work stoppages for any reason, embargo, government action, including any laws, ordinances, regulations or the like (whether domestic, federal, state, county or municipal or foreign) which delay, restrict or prohibit the providing of the services contemplated by this Agreement, the Debt Documents or any related documents, or the unavailability of communications or computer facilities, the failure of equipment or interruption of communications or computer facilities, or the unavailability of the Federal Reserve Bank wire or telex or other wire or communication facility, or any other causes beyond the Security Agent’s control whether or not of the same class or kind as specified above.

18.31	Merger

Any corporation into which the Security Agent may be merged, or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Security Agent shall be a party, shall become the Security Agent under this Agreement without the execution or filing of any document or any further act on the part of the parties hereto.

18.32	Conflict

For the avoidance of doubt, if there are any conflicts between the rights, protections and responsibilities of the Security Agent under the terms of this Agreement and the rights, protections and responsibilities of the Security Agent under the terms of the Debt Documents, the terms of this Agreement shall prevail.

18.33	Enforcement Principles; Enforcement Objective

In no event shall the Security Agent be responsible for complying with or monitoring any Creditor’s or Creditor Representative’s compliance with the Enforcement Principles or the Enforcement Objective and in no event shall the Security Agent be liable to the extent it is directed by an authorised Creditor Representative or Creditor(s) to enforce the Transaction Security in contravention of the Enforcement Principles or the Enforcement Objective.

18.34	Investments

The Security Agent shall have no obligation to invest or reinvest any cash held by the Security Agent pursuant to this Agreement. For such time as Deutsche Bank Trust Company Americas is the Security Agent it shall not invest or reinvest any cash held by it pursuant to this Agreement, but this shall not prevent it from depositing sums into an interest bearing suspense account.

19.	SENIOR SECURED NOTE TRUSTEE PROTECTIONS

19.1	Limitation of Senior Secured Note Trustee Liability

It is expressly understood and agreed by the Parties that this Agreement is executed and delivered by each Senior Secured Note Trustee not individually or personally but solely in its capacity as a Senior Secured Note Trustee in the exercise of the powers and authority conferred and vested in it under the relevant Senior Secured Note Documents. It is further understood by the Parties that in no case shall a Senior Secured Note Trustee be (i) responsible or accountable in damages or otherwise to any other Party for any loss, damage or claim incurred by reason of any act or omission performed or omitted by it in good faith in accordance with this Agreement and in a manner that the relevant Senior Secured Note Trustee believed to be within the scope of the authority conferred on the Senior Secured Note Trustee by this Agreement and the relevant Senior Secured Note Documents or by law, or (ii) personally liable for or on account of any of the statements, representations, warranties, covenants or obligations stated to be those of any other Party, all such liability, if any, being expressly waived by the Parties and any person claiming by, through or under such Party, provided however, that a Senior Secured Note Trustee shall be personally liable under this Agreement for its own gross negligence or wilful misconduct. It is also acknowledged that a Senior Secured Note Trustee shall not have any responsibility for the actions of any individual Senior Secured Noteholder.

19.2	Note Trustee not fiduciary for other Creditors

The Senior Secured Note Trustee shall not be deemed to owe any fiduciary duty to any of the Creditors (other than the Senior Secured Noteholders for which it is the Creditor Representative) or any member of the Group and shall not be liable to any Creditor (other than the Senior Secured Noteholders for which it is the Creditor Representative) or any member of the Group if the Senior Secured Note Trustee shall in good faith mistakenly pay over or distribute to the Senior Secured Noteholders or to any other person cash, property or securities to which any Creditor (other than the Senior Secured Noteholders for which it is the Creditor Representative) shall be entitled by virtue of this Agreement or otherwise. With respect to the Creditors (other than the Senior Secured Noteholders for which it is the Creditor Representative), the Senior Secured Note Trustee undertakes to perform or to observe only such of its covenants or obligations as are specifically set forth in the relevant Senior Secured Note Documents (including this Agreement) and no implied covenants or obligations with respect to Creditors (other than the Senior Secured Noteholders for which it is the Creditor Representative) shall be read into this Agreement against a Senior Secured Note Trustee.

19.3	Reliance on certificates

A Senior Secured Note Trustee may rely without enquiry on any notice, consent or certificate of the Security Agent or any other Creditor Representative as to the matters certified therein.

19.4	Senior Secured Note Trustee

In acting under and in accordance with this Agreement a Senior Secured Note Trustee shall act in accordance with the Senior Secured Note Indenture and shall seek any necessary instruction from the relevant Senior Secured Noteholders, to the extent provided for, and in accordance with, the Senior Secured Note Indenture, and where it so acts on the instructions of the Senior Secured Noteholders, the Senior Secured Note Trustee shall not incur any liability to any person for so acting other than in accordance with the Senior Secured Note Indenture. Furthermore, prior to taking any action under this Agreement or the relevant Senior Secured Note Documents, as the case may be, the Senior Secured Note Trustee may reasonably request and conclusively rely upon a certificate from two (2) Officers of the Parent and an opinion of counsel or opinion of another qualified expert, at the Parent’s expense, as applicable; provided, however, that any such opinions shall be at the expense of the relevant Senior Secured Noteholders, if such actions are on the instructions of the relevant Senior Secured Noteholders.

19.5	Turnover obligations: Senior Secured Note Trustee

Notwithstanding any provision in this Agreement to the contrary, a Senior Secured Note Trustee shall only have an obligation to turn over or repay amounts received or recovered under this Agreement by it (i) if it had actual knowledge that the receipt or recovery is an amount received in breach of a provision of this Agreement (a “Turnover Receipt”) and (ii) to the extent that, prior to receiving that knowledge, it has not distributed the amount of the Turnover Receipt to the Senior Secured Noteholders for which it is the Creditor Representative in accordance with the provisions of the Senior Secured Note Indenture. For the purpose of this Clause 19.5, (i) “actual knowledge” of the Senior Secured Note Trustee shall be construed to mean the Senior Secured Note Trustee shall not be charged with knowledge (actual or otherwise) of the existence of facts that would impose an obligation on it to make any payment or prohibit it from making any payment unless a responsible officer of such Senior Secured Note Trustee has received, not less than two Business Days’ prior to the date of such payment, a written notice that such payments are required or prohibited by this Agreement; and (ii) “responsible officer” when used in relation to the Senior Secured Note Trustee means any person who is an officer within the corporate trust and agency department of the Senior Secured Note Trustee, including any director, associate director, vice president, assistant vice president, senior associate, assistant treasurer, trust officer, or any other officer of the Senior Secured Note Trustee who customarily performs functions similar to those performed by such officers, or to whom any corporate trust matter is referred because of such individual’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Agreement.

19.6	Creditors and the Senior Secured Note Trustee

In acting pursuant to this Agreement and the Senior Secured Note Indenture, the Senior Secured Note Trustee is not required to have any regard to the interests of the Creditors (other than the Senior Secured Noteholders for which it is the Creditor Representative).

19.7	Senior Secured Note Trustee; reliance and information

(a)	The Senior Secured Note Trustee may rely and shall be fully protected in acting or refraining from acting upon any notice or other document reasonably believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person.

(b)	Without affecting the responsibility of any Debtor for information supplied by it or on its behalf in connection with any Debt Document, each Primary Creditor (other than the Senior Secured Noteholders for which it is the Creditor Representative) confirms that it has not relied exclusively on any information provided to it by a Senior Secured Note Trustee in connection with any Debt Document. A Senior Secured Note Trustee is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another party.

(c)	A Senior Secured Note Trustee is entitled to assume that:

(i)	any payment or other distribution made in respect of the Liabilities, respectively, has been made in accordance with the provisions of this Agreement;

(ii)	any Security granted in respect of the Senior Secured Note Liabilities is in accordance with Clause 4.2 (Security: Senior Secured Note Creditors);

(iii)	no Default has occurred; and

(iv)	the Senior Secured Note Discharge Date has not occurred,

unless it has received written notice to the contrary. A Senior Secured Note Trustee is not obliged to monitor or enquire whether any such default has occurred.

19.8	No action

A Senior Secured Note Trustee shall not have any obligation to take any action under this Agreement unless it is indemnified or secured to its satisfaction (whether by way of payment in advance or otherwise) by the Debtors or the Senior Secured Noteholders for which it is the Creditor Representative, as applicable, in accordance with the terms of the Senior Secured Note Indenture. A Senior Secured Note Trustee is not required to indemnify any other person, whether or not a Party in respect of the transactions contemplated by this Agreement.

19.9	Departmentalisation

In acting as a Senior Secured Note Trustee, a Senior Secured Note Trustee shall be treated as acting through its corporate trust department which shall be treated as a separate entity from its other divisions and departments. Any information received or acquired by a Senior Secured Note Trustee which is received or acquired by some other division or department or otherwise than in its capacity as Senior Secured Note Trustee may be treated as confidential by that Senior Secured Note Trustee and will not be treated as information possessed by that Senior Secured Note Trustee in its capacity as such.

19.10	Other parties not affected

This Clause 19 is intended to afford protection to each Senior Secured Note Trustee only and no provision of this Clause 19 shall alter or change the rights and obligations as between the other parties in respect of each other.

19.11	Security Agent and the Senior Secured Note Trustees

(a)	A Senior Secured Note Trustee is not responsible for the appointment or for monitoring the performance of the Security Agent.

(b)	A Senior Secured Note Trustee shall be under no obligation to instruct or direct the Security Agent to take any Security enforcement action unless it shall have been instructed to do so by the Senior Secured Noteholders for which it is the Creditor Representative and indemnified and/or secured to its satisfaction.

(c)	The Security Agent acknowledges and agrees that it has no claims for any fees, costs or expenses from, or indemnification against, a Senior Secured Note Trustee.

19.12	Provision of information

A Senior Secured Note Trustee is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party. A Senior Secured Note Trustee is not responsible for:

(a)	providing any Creditor with any credit or other information concerning the risks arising under or in connection with the Transaction Security Documents or Senior Secured Note Documents (including any information relating to the financial condition or affairs of any Debtor or their related entities or the nature or extent of recourse against any party or its assets) whether coming into its possession before, on or after the date of this Agreement; or

(b)	obtaining any certificate or other document from any Creditor.

19.13	Disclosure of information

Each Debtor irrevocably authorises a Senior Secured Note Trustee to disclose to any other Debtor any information that is received by that Senior Secured Note Trustee in its capacity as Senior Secured Note Trustee.

19.14	Illegality

A Senior Secured Note Trustee may refrain from doing anything (including disclosing any information) which might, in its opinion, constitute a breach of any law or regulation and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation.

19.15	Resignation of Senior Secured Note Trustee

A Senior Secured Note Trustee may resign or be removed in accordance with the terms of the Senior Secured Note Indenture, provided that a replacement of such Senior Secured Note Trustee agrees with the Parties to become the replacement trustee under this Agreement by the execution of a Creditor/Creditor Representative Accession Undertaking.

19.16	Agents

A Senior Secured Note Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent appointed with reasonable care by it hereunder.

19.17	No Requirement for Bond or Security

A Senior Secured Note Trustee shall not be required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Agreement.

19.18	Provisions Survive Termination

The provisions of this Clause 19 shall survive any termination of discharge of this Agreement.

20.	SECOND LIEN NOTE TRUSTEE PROTECTIONS

20.1	Limitation of Second Lien Note Trustee Liability

It is expressly understood and agreed by the Parties that this Agreement is executed and delivered by each Second Lien Note Trustee not individually or personally but solely in its capacity as a Second Lien Note Trustee in the exercise of the powers and authority conferred and vested in it under the relevant Second Lien Note Documents. It is further understood by the Parties that in no case shall a Second Lien Note Trustee be (i) responsible or accountable in damages or otherwise to any other Party for any loss, damage or claim incurred by reason of any act or omission performed or omitted by it in good faith in accordance with this Agreement and in a manner that the relevant Second Lien Note Trustee believed to be within the scope of the authority conferred on the Second Lien Note Trustee by this Agreement and the relevant Second Lien Note Documents or by law, or (ii) personally liable for or on account of any of the statements, representations, warranties, covenants or obligations stated to be those of any other Party, all such liability, if any, being expressly waived by the Parties and any person claiming by, through or under such Party, provided however, that a Second Lien Note Trustee shall be personally liable under this Agreement for its own gross negligence or wilful misconduct. It is also acknowledged that a Second Lien Note Trustee shall not have any responsibility for the actions of any individual Second Lien Noteholder.

20.2	Second Lien Note Trustee not fiduciary for other Creditors

The Second Lien Note Trustee shall not be deemed to owe any fiduciary duty to any of the Creditors (other than the Second Lien Noteholders for which it is the Creditor Representative) or any member of the Group and shall not be liable to any Creditor (other than the Second Lien Noteholders for which it is the Creditor Representative) or any member of the Group if the Second Lien Note Trustee shall in good faith mistakenly pay over or distribute to the Second Lien Noteholders or to any other person cash, property or securities to which any Creditor (other than the Second Lien Noteholders for which it is the Creditor Representative) shall be entitled by virtue of this Agreement or otherwise. With respect to the Creditors (other than the Second Lien Noteholders for which it is the Creditor Representative), the Second Lien Note Trustee undertakes to perform or to observe only such of its covenants or obligations as are specifically set forth in the relevant Second Lien Note Documents (including this Agreement) and no implied covenants or obligations with respect to Creditors (other than the Second Lien Noteholders for which it is the Creditor Representative) shall be read into this Agreement against a Second Lien Note Trustee.

20.3	Reliance on certificates

A Second Lien Note Trustee may rely without enquiry on any notice, consent or certificate of the Security Agent or any other Creditor Representative as to the matters certified therein.

20.4	Second Lien Note Trustee

In acting under and in accordance with this Agreement a Second Lien Note Trustee shall act in accordance with the relevant Second Lien Note Indenture and shall seek any necessary instruction from the relevant Second Lien Noteholders, to the extent provided for, and in accordance with, the relevant Second Lien Note Indenture, and where it so acts on the instructions of the Second Lien Noteholders, the Second Lien Note Trustee shall not incur any liability to any person for so acting other than in accordance with the Second Lien Note Indenture. Furthermore, prior to taking any action under this Agreement or the relevant Second Lien Note Documents, as the case may be, the Second Lien Note Trustee may reasonably request and rely upon an opinion of counsel or opinion of another qualified expert, at the Parent’s expense, as applicable; provided, however, that any such opinions shall be at the expense of the relevant Second Lien Noteholders, if such actions are on the instructions of the relevant Second Lien Noteholders.

20.5	Turnover obligations: Second Lien Note Trustee

Notwithstanding any provision in this Agreement to the contrary, a Second Lien Note Trustee shall only have an obligation to turn over or repay amounts received or recovered under this Agreement by it (i) if it had actual knowledge that the receipt or recovery is an amount received in breach of a provision of this Agreement (a “Turnover Receipt”) and (ii) to the extent that, prior to receiving that knowledge, it has not distributed the amount of the Turnover Receipt to the Second Lien Noteholders for which it is the Creditor Representative in accordance with the provisions of the relevant Second Lien Note Indenture. For the purpose of this Clause 20.5, (i) “actual knowledge” of the Second Lien Note Trustee shall be construed to mean the Second Lien Note Trustee shall not be charged with knowledge (actual or otherwise) of the existence of facts that would impose an obligation on it to make any payment or prohibit it from making any payment unless a responsible officer of such Second Lien Note Trustee has received, not less than two Business Days’ prior to the date of such payment, a written notice that such payments are required or prohibited by this Agreement; and (ii) “responsible officer” when used in relation to the Second Lien Note Trustee means any person who is an officer within the corporate trust and agency department of the Second Lien Note Trustee, including any director, associate director, vice president, assistant vice president, senior associate, assistant treasurer, trust officer, or any other officer of the Second Lien Note Trustee who customarily performs functions similar to those performed by such officers, or to whom any corporate trust matter is referred because of such individual’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Agreement.

20.6	Creditors and the Second Lien Note Trustee

In acting pursuant to this Agreement and the relevant Second Lien Note Indenture, the Second Lien Note Trustee is not required to have any regard to the interests of the Creditors (other than the Second Lien Noteholders for which it is the Creditor Representative).

20.7	Second Lien Note Trustee; reliance and information

(a)	The Second Lien Note Trustee may rely and shall be fully protected in acting or refraining from acting upon any notice or other document reasonably believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person.

(b)	Without affecting the responsibility of any Debtor for information supplied by it or on its behalf in connection with any Debt Document, each Primary Creditor (other than the Second Lien Noteholders for which it is the Creditor Representative) confirms that it has not relied exclusively on any information provided to it by a Second Lien Note Trustee in connection with any Debt Document. A Second Lien Note Trustee is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another party.

(c)	A Second Lien Note Trustee is entitled to assume that:

(i)	any payment or other distribution made in respect of the Liabilities, respectively, has been made in accordance with the provisions of this Agreement;

(ii)	any Security granted in respect of the Second Lien Note Liabilities is in accordance with Clause 7.9 (Security: Second Lien Note Creditors);

(iii)	no Default has occurred; and

(iv)	the Second Lien Note Discharge Date has not occurred,

unless it has actual notice to the contrary. A Second Lien Note Trustee is not obliged to monitor or enquire whether any such default has occurred.

20.8	No action

A Second Lien Note Trustee shall not have any obligation to take any action under this Agreement unless it is indemnified or secured to its satisfaction (whether by way of payment in advance or otherwise) by the Debtors or the Second Lien Noteholders for which it is the Creditor Representative, as applicable, in accordance with the terms of the relevant Second Lien Note Indenture. A Second Lien Note Trustee is not required to indemnify any other person, whether or not a Party in respect of the transactions contemplated by this Agreement.

20.9	Departmentalisation

In acting as a Second Lien Note Trustee, a Second Lien Note Trustee shall be treated as acting through its agency division which shall be treated as a separate entity from its other divisions and departments. Any information received or acquired by a Second Lien Note Trustee which is received or acquired by some other division or department or otherwise than in its capacity as Second Lien Note Trustee may be treated as confidential by that Second Lien Note Trustee and will not be treated as information possessed by that Second Lien Note Trustee in its capacity as such.

20.10	Other parties not affected

This Clause 20 is intended to afford protection to each Second Lien Note Trustee only and no provision of this Clause 20 shall alter or change the rights and obligations as between the other parties in respect of each other.

20.11	Security Agent and the Second Lien Note Trustees

(a)	A Second Lien Note Trustee is not responsible for the appointment or for monitoring the performance of the Security Agent.

(b)	A Second Lien Note Trustee shall be under no obligation to instruct or direct the Security Agent to take any Security enforcement action unless it shall have been instructed to do so by the Second Lien Noteholders for which it is the Creditor Representative and indemnified and/or secured to its satisfaction.

(c)	The Security Agent acknowledges and agrees that it has no claims for any fees, costs or expenses from, or indemnification against, a Second Lien Note Trustee.

20.12	Provision of information

A Second Lien Note Trustee is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party. A Second Lien Note Trustee is not responsible for:

(a)	providing any Creditor with any credit or other information concerning the risks arising under or in connection with the Transaction Security Documents or Second Lien Note Documents (including any information relating to the financial condition or affairs of any Debtor or their related entities or the nature or extent of recourse against any party or its assets) whether coming into its possession before, on or after the date of this Agreement; or

(b)	obtaining any certificate or other document from any Creditor.

20.13	Disclosure of information

Each Debtor irrevocably authorises a Second Lien Note Trustee to disclose to any other Debtor any information that is received by that Second Lien Note Trustee in its capacity as Second Lien Note Trustee.

20.14	Illegality

A Second Lien Note Trustee may refrain from doing anything (including disclosing any information) which might, in its opinion, constitute a breach of any law or regulation and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation.

20.15	Resignation of Second Lien Note Trustee

A Second Lien Note Trustee may resign or be removed in accordance with the terms of the relevant Second Lien Note Indenture, provided that a replacement of such Second Lien Note Trustee agrees with the Parties to become the replacement trustee under this Agreement by the execution of a Creditor/Creditor Representative Accession Undertaking.

20.16	Agents

A Second Lien Note Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent appointed with reasonable care by it hereunder.

20.17	No Requirement for Bond or Security

A Second Lien Note Trustee shall not be required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Agreement.

20.18	Provisions Survive Termination

The provisions of this Clause 20 shall survive any termination of discharge of this Agreement.

21.	CHANGES TO THE PARTIES

21.1	Assignments and transfers

No Party (other than the Security Agent in accordance with Clause 18.13 (Resignation of the Security Agent) may:

(a)	assign any of its rights; or

(b)	transfer any of its rights and obligations,

in respect of any Debt Documents or the Liabilities except as permitted by this Clause 21.

21.2	Change of Credit Facility Lender under an existing Credit Facility

(a)	A Credit Facility Lender under an existing Credit Facility may:

(i)	assign any of its rights; or

(ii)	transfer by novation any of its rights and obligations,

in respect of any Debt Documents or the Liabilities if:

(A)	that assignment or transfer is in accordance with the terms of the Credit Facility Agreement to which it is a party; and

(B)	any assignee or transferee has (if not already a Party as a Credit Facility Lender) acceded to this Agreement, as a Credit Facility Lender, pursuant to Clause 21.10 (Creditor/Creditor Representative Accession Undertaking).

21.3	Change of Senior Secured Noteholder / Second Lien Noteholder

Any Senior Secured Noteholder or Second Lien Noteholder may assign, transfer or novate any of its rights and obligations to any person without the need for such person to execute and deliver to the Security Agent a Creditor / Creditor Representative Accession Undertaking.

21.4	Change of Creditor Representative

No person shall become a Creditor Representative unless at the same time, it accedes to this Agreement as a Creditor Representative pursuant to Clause 21.10 (Creditor/Creditor Representative Accession Undertaking).

21.5	Change of Intra-Group Lender

Subject to Clause 6.4 (Acquisition of Intra-Group Liabilities) and to the terms of the other Debt Documents, any Intra-Group Lender may:

(a)	assign any of its rights; or

(b)	transfer any of its rights and obligations,

in respect of the Intra-Group Liabilities to another member of the Group if that member of the Group has (if not already a Party as an Intra-Group Lender) acceded to this Agreement as an Intra-Group Lender, pursuant to Clause 21.10 (Creditor/Creditor Representative Accession Undertaking).

21.6	New Intra-Group Lender

If any Intra-Group Lender or any member of the Group makes any loan to or grants any credit to or makes any other financial arrangement having similar effect with any Debtor, in an aggregate amount of (US)$5,000,000 or more, the Parent will procure that the person giving that loan, granting that credit or making that other financial arrangement (if not already a Party as an Intra-Group Lender) accedes to this Agreement as an Intra-Group Lender, pursuant to Clause 21.10 (Creditor/Creditor Representative Accession Undertaking).

21.7	Accession of Credit Facility Creditors under new Credit Facilities

At any time on or following the Revolving Lender Discharge Date, in order for any credit facility (other than the Initial Revolving Facility) to be a “Credit Facility” for the purposes of this Agreement:

(a)	the Parent shall designate that credit facility as a Credit Facility and certify in writing to the Security Agent and the Primary Creditors that the establishment of that credit facility as a Credit Facility under this Agreement will not breach the terms of any of this Agreement, its existing Credit Facility Documents or Senior Secured Note Documents or Second Lien Note Documents;

(b)	each creditor in respect of that credit facility shall accede to this Agreement as a Credit Facility Lender;

(c)	each arranger in respect of that credit facility shall accede to this Agreement as a Credit Facility Arranger;

(d)	the facility agent in respect of that credit facility shall accede to this Agreement as the Creditor Representative in relation to that credit facility pursuant to Clause 21.10 (Creditor/Creditor Representative Accession Undertaking); and

(e)	any additional remuneration for the Security Agent in connection with the accession shall have been determined pursuant to Clause 18.17 (Security Agent’s additional remuneration).

21.8	Accession of Senior Secured Note Creditors under new Senior Secured Notes

In order for indebtedness in respect of any issuance of debt securities to constitute “Senior Secured Note Liabilities” for the purposes of this Agreement:

(a)	The issuance of debt securities shall be a further issue of Senior Secured Notes under the existing Senior Secured Notes Indenture;

(b)	the Parent shall designate that issuance of debt securities as Senior Secured Notes and certify in writing to the Security Agent and the Primary Creditors that the incurrence of those debt securities as Senior Secured Note Liabilities under this Agreement will not breach the terms of this Agreement, its existing Credit Facility Documents or the Senior Secured Note Documents;

(c)	the trustee in respect of those debt securities shall accede to this Agreement as the Creditor Representative in relation to those Senior Secured Note Liabilities pursuant to Clause 21.10 (Creditor/Creditor Representative Accession Undertaking); and

(d)	any additional remuneration for the Security Agent in connection with the accession shall have been determined pursuant to Clause 18.17 (Security Agent’s additional remuneration).

21.9	Accession of Second Lien Note Creditors

In order for indebtedness in respect of any issuance of debt securities to constitute “Second Lien Debt Liabilities” for the purposes of this Agreement:

(a)	The Second Lien Note Liabilities:

(i)	may only be incurred by the Second Lien Note Issuer;

(ii)	must be incurred under a capital markets debt instrument; and

(iii)	must not have any maturity date earlier than the date falling six months after the last maturity date of the Senior Secured Notes.

(b)	the Parent shall designate that issuance of debt securities as Second Lien Notes and certify in writing to the Security Agent and the Primary Creditors that the incurrence of those debt securities as Second Lien Debt Liabilities under this Agreement will not breach the terms of any of this Agreement, its existing Credit Facility Documents or Senior Secured Note Documents;

(c)	the trustee in respect of those debt securities shall accede to this Agreement as the Creditor Representative in relation to those Second Lien Debt Liabilities pursuant to Clause 21.10 (Creditor/Creditor Representative Accession Undertaking); and

(d)	any additional remuneration for the Security Agent in connection with the accession shall have been determined pursuant to Clause 18.17 (Security Agent’s additional remuneration).

21.10	Creditor/Creditor Representative Accession Undertaking

With effect from the date of acceptance by the Security Agent of a Creditor/Creditor Representative Accession Undertaking duly executed and delivered to the Security Agent by the relevant acceding party or, if later, the date specified in that Creditor/Creditor Representative Accession Undertaking:

(a)	any Party ceasing entirely to be a Creditor shall be discharged from further obligations towards the Security Agent and other Parties under this Agreement (other than such obligations that are expressed to survive that discharge) and their respective rights against one another shall be cancelled (except in each case for those rights which arose prior to that date); and

(b)	as from that date, the replacement or new Creditor shall assume the same obligations and become entitled to the same rights, as if it had been an original Party in the capacity specified in the Creditor/Creditor Representative Accession Undertaking.

21.11	New Debtor

(a)	If any member of the Group:

(i)	incurs any Liabilities; or

(ii)	gives any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities,

the Debtors will procure that the person incurring those Liabilities or giving that assurance accedes to this Agreement as a Debtor, in accordance with paragraph (b) below, no later than contemporaneously with the incurrence of those Liabilities or the giving of that assurance.

(b)	With effect from the date of acceptance by the Security Agent of a Debtor Accession Deed duly executed and delivered to the Security Agent by the new Debtor or, if later, the date specified in the Debtor Accession Deed, the new Debtor shall assume the same obligations and become entitled to the same rights as if it had been an original Party as a Debtor.

21.12	Additional parties

Each of the Parties appoints the Security Agent to receive on its behalf each Debtor Accession Deed and Creditor/Creditor Representative Accession Undertaking delivered to the Security Agent and the Security Agent shall, as soon as reasonably practicable after receipt by it, sign and accept the same if it appears on its face to have been completed, executed and, where applicable, delivered in the form contemplated by this Agreement or, where applicable, by the relevant Debt Document.

21.13	Resignation of a Debtor

(a)	The Parent may request that a Debtor ceases to be a Debtor by delivering to the Security Agent a Debtor Resignation Request.

(b)	The Security Agent shall accept a Debtor Resignation Request and notify the Parent and each other Creditor Representative of its acceptance if:

(i)	the Parent has certified that (A) no Default is continuing or would result from the acceptance of the Debtor Resignation Request, and (B) such Debtor is under no actual or contingent obligations in respect of the Intra-Group Liabilities;

(ii)	to the extent that the Credit Facility Lender Discharge Date has not occurred, each relevant Creditor Representative confirms to the Security Agent that that Debtor is not, or has ceased to be, a Credit Facility Borrower or a Credit Facility Guarantor; and

(iii)	to the extent that the Senior Secured Note Discharge Date has not occurred, each Senior Secured Note Trustee confirms to the Security Agent that the Debtor is not, or has ceased to be, an issuer or guarantor of the Senior Secured Note Liabilities for which it is the Creditor Representative; and

(c)	Upon notification by the Security Agent to the Parent of its acceptance of the resignation of a Debtor, that member of the Group shall cease to be a Debtor and shall have no further rights or obligations under this Agreement as a Debtor.

22.	COSTS AND EXPENSES

22.1	Transaction expenses

The Parent shall, promptly on demand, pay the Security Agent the amount of all costs and expenses (including legal fees) (together with any applicable VAT) reasonably incurred by the Security Agent and by any Receiver or Delegate in connection with the negotiation, preparation, printing, execution, performance and perfection of:

(a)	this Agreement and any other documents referred to in this Agreement and the Transaction Security; and

(b)	any other Debt Documents executed after the date of this Agreement,

but for the avoidance of doubt excluding any fees which are expressly stated to be included within its fee payable pursuant to the terms of the fee letter between the Parent and the Security Agent.

22.2	Amendment costs

If a Debtor requests an amendment, waiver or consent, the Parent shall, within three Business Days of demand, reimburse the Security Agent for the amount of all costs and expenses (including legal fees) (together with any applicable VAT) reasonably incurred by the Security Agent (and by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement.

22.3	Enforcement and preservation costs

The Parent shall, within five (5) Business Days of demand, pay to the Security Agent the amount of all costs and expenses (including legal fees and together with any applicable VAT) incurred by it in connection with the enforcement of or the preservation of any rights under any Debt Document and the Transaction Security and any proceedings instituted by or against the Security Agent as a consequence of taking or holding the Transaction Security or enforcing these rights.

22.4	Stamp taxes

The Parent shall pay and, within five (5) Business Days of demand, indemnify the Security Agent against any cost, loss or liability the Security Agent incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Debt Document.

22.5	Interest on demand

If any Creditor or Debtor fails to pay any amount payable by it under this Agreement or the Transaction Security Documents on its due date, interest shall accrue on the overdue amount (and be compounded with it) from the due date up to the date of actual payment (both before and after judgment and to the extent interest at a default rate is not otherwise being paid on that sum) at the rate which is 2 per cent. per annum over the rate at which the Security Agent was being offered, by leading banks in the London interbank market, deposits in an amount comparable to the unpaid amounts in the currencies of those amounts for any period(s) that the Security Agent may from time to time select provided that if any such rate is below zero, that rate will be deemed to be zero.

22.6	Fee letter

The Parent shall pay to the Security Agent from time to time such compensation for its services as is set forth in a separate fee letter between the Parent and the Security Agent.

23.	OTHER INDEMNITIES

23.1	Indemnity to the Security Agent

(a)	Each Debtor jointly and severally shall promptly indemnify the Security Agent and every Receiver and Delegate and their respective officers, directors, employees and agents against any cost, penalty, suit, cause of action, loss, fees, expenses (including any legal fees) or liability, including any environmental liability (together with any applicable VAT) of whatever kind or nature regardless of their merit, demanded, asserted or claimed against any of them directly or indirectly relating to or arising out of or in connection with:

(i)	any failure by the Parent to comply with its obligations under Clause 22 (Costs and Expenses);

(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(iii)	the taking, holding, protection or enforcement of the Transaction Security;

(iv)	the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Security Agent, each Receiver and each Delegate by the Debt Documents or by law;

(v)	any default by any Debtor in the performance of any of the obligations expressed to be assumed by it in the Debt Documents;

(vi)	instructing lawyers, accountants, tax advisers, surveyors, a Financial Adviser or other professional advisers or experts as permitted under this Agreement; or

(vii)	acting as Security Agent, Receiver or Delegate under the Debt Documents or which otherwise relates to any of the Security Property (otherwise, in each case, than by reason of the relevant Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct).

(b)	Each Debtor expressly acknowledges and agrees that the continuation of its indemnity obligations under this Clause 23.1 will not be prejudiced by any release or disposal under Clause 13 (Distressed Disposals) taking into account the operation of that Clause 13.

(c)	The Security Agent and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this Clause 23.1 and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it.

(d)	All amounts and indemnities to be paid under this Agreement shall be payable immediately when due in U.S. dollars (the “Dollars”) in the full amount due, without deduction for any variation in any Rate of Exchange (as defined below). The Debtors hereby jointly and severally agree to indemnify the Security Agent against any losses, damages, penalties, costs, expenses or disbursements of any kind or nature whatsoever, including, without limitation, attorney’s fees and expenses, incurred by it as a result of any judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than Dollars and as a result of any variation as between (i) the rate of exchange at which the dollar amount is converted into Judgment Currency for the purpose of such judgment or order, and (ii) the Rate of Exchange at which the Security Agent is then able to purchase Dollars with the amount of the Judgment Currency actually received by it. The indemnity set forth in this paragraph shall constitute a separate and independent obligation of the Debtors and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “Rate of Exchange” means the rate at which the Security Agent is able to purchase Dollars with the Judgment Currency on the foreign exchange market on the relevant date and shall include any premiums and other reasonable costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

23.2	Parent’s indemnity to Primary Creditors

The Parent shall promptly and as principal obligor indemnify each Primary Creditor against any cost, loss or liability (together with any applicable VAT), whether or not reasonably foreseeable, incurred by any of them in relation to or arising out of the operation of Clause 13 (Distressed Disposals).

24.	INFORMATION

24.1	Dealings with Security Agent and Creditor Representatives

Each Credit Facility Lender, Senior Secured Noteholder and Second Lien Noteholder shall deal with the Security Agent exclusively through its Creditor Representative. Notwithstanding anything contained herein to the contrary, in no event shall the Security Agent have any duty or obligation to confirm whether any threshold of consents or instructions required to be provided by the Primary Creditors to its Creditor Representative under this Agreement has in fact been provided, and the Security Agent shall be entitled to conclusively rely (and shall incur no liability in acting upon such reliance) upon any instruction provided by each Creditor Representative as being given at the instruction of the applicable threshold of Primary Creditors it represents.

24.2	Disclosure between Primary Creditors and Security Agent

Notwithstanding any agreement to the contrary, each of the Debtors consents, until the Final Discharge Date, to the disclosure by any Primary Creditor and the Security Agent to each other (whether or not through a Creditor Representative or the Security Agent) of any information concerning the Debtors.

24.3	Notification of prescribed events

(a)	If an Event of Default or Default under a Credit Facility Document or Senior Secured Note Document or Second Lien Note Document either occurs or ceases to be continuing the relevant Creditor Representative shall, upon becoming aware of that occurrence or cessation, notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Creditor Representative.

(b)	If a Credit Facility Acceleration Event occurs the relevant Creditor Representative for the Credit Facility shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify the Parent and each other Creditor Representative.

(c)	If a Senior Secured Note Acceleration Event occurs the relevant Creditor Representative(s) shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify the Parent and each other Creditor Representative.

(d)	If a Second Lien Note Acceleration Event occurs the relevant Creditor Representative(s) shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify the Parent and each other Creditor Representative.

(e)	If the Security Agent enforces, or takes formal steps to enforce, any of the Transaction Security it shall notify each Creditor Representative of that action.

(f)	If any Primary Creditor exercises any right it may have to enforce, or to take formal steps to enforce, any of the Transaction Security it shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each Creditor Representative of that action.

(g)	If the Security Agent receives a notice under paragraph (a) of Clause 5.1 (Option to purchase: Senior Secured Note Creditors) or Clause 5.2 (Option to purchase: Second Lien Note Creditors) it shall upon receiving that notice, notify, and send a copy of that notice to, each Creditor Representative for the Credit Facility.

25.	NOTICES

25.1	Communications in writing

Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax or letter.

25.2	Security Agent’s communications with Primary Creditors

The Security Agent shall be entitled to carry out all dealings with the Credit Facility Lenders, Senior Secured Noteholders and Second Lien Noteholders through their respective Creditor Representatives and may give to the Creditor Representatives, as applicable, any notice or other communication required to be given by the Security Agent to a Credit Facility Lender, Senior Secured Noteholder or Second Lien Noteholder.

25.3	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement is:

(a)	in the case of the Parent, that identified with its name below;

(b)	in the case of the Security Agent, that identified with its name below;

(c)	in the case of each Creditor Representative, that identified with its name below; and

(d)	in the case of each other Party, that notified in writing to the Security Agent on or prior to the date on which it becomes a Party,

or any substitute address, fax number or department or officer which that Party may notify to the Security Agent (or the Security Agent may notify to the other Parties, if a change is made by the Security Agent) by not less than five Business Days’ notice.

25.4	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	subject to paragraph (b) below, if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address, and, if a particular department or officer is specified as part of its address details provided under Clause 25.3 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Security Agent will be effective only when actually received by the Security Agent and then only if it is expressly marked for the attention of the department or officer identified with the Security Agent’s signature below (or any substitute department or officer as the Security Agent shall specify for this purpose).

(c)	Any communication or document made or delivered to the Parent in accordance with this Clause 25.4 will be deemed to have been made or delivered to each of the Debtors.

(d)	Any communication or document which becomes effective, in accordance with paragraphs (a) to (c) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

(e)	Any communication for a Debtor shall be sent to the Parent in accordance with Clause 25.3 (Addresses) and service on the Parent in accordance with the preceding paragraphs of this Clause 25.4 shall be deemed good service on the relevant Debtor.

25.5	Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 25.3 (Addresses) or changing its own address or fax number, the Security Agent shall notify the other Parties.

25.6	Electronic communication

(a)	Any communication to be made between any two Parties under or in connection with this Agreement may be made by electronic mail or other electronic means to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication and if those two Parties:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(ii)	notify each other of any change to their address or any other such information supplied by them by not less than five Business Days’ notice.

(b)	Any electronic communication made between those two Parties will be effective only when actually received in readable form and in the case of any electronic communication made by a Party to the Security Agent only if it is addressed in such a manner as the Security Agent shall specify for this purpose.

(c)	Any electronic communication which becomes effective, in accordance with paragraph (b) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

25.7	English language

(a)	Any notice given under or in connection with this Agreement must be in English.

(b)	All other documents provided under or in connection with this Agreement must be:

(i)	in English; or

(ii)	if not in English, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

26.	PRESERVATION

26.1	Partial invalidity

If, at any time, any provision of a Debt Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of that provision under the law of any other jurisdiction will in any way be affected or impaired.

26.2	No impairment

If, at any time after its date, any provision of a Debt Document (including this Agreement) is not binding on or enforceable in accordance with its terms against a person expressed to be a party to that Debt Document, neither the binding nature nor the enforceability of that provision or any other provision of that Debt Document will be impaired as against the other party(ies) to that Debt Document.

26.3	Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of any Party, any right or remedy under a Debt Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Debt Document. No election to affirm any Debt Document on the part of a Secured Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Debt Document are cumulative and not exclusive of any rights or remedies provided by law.

26.4	Waiver of defences

The provisions of this Agreement or any Transaction Security will not be affected by an act, omission, matter or thing which, but for this Clause 26.4, would reduce, release or prejudice the subordination and priorities expressed to be created by this Agreement including (without limitation and whether or not known to any Party):

(a)	any time, waiver or consent granted to, or composition with, any Debtor or other person;

(b)	the release of any Debtor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any Debtor or other person;

(e)	any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case, however fundamental and of whatsoever nature, and whether or not more onerous) or replacement of a Debt Document or any other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Debt Document or any other document or security;

(g)	any intermediate Payment of any of the Liabilities owing to the Primary Creditors in whole or in part; or

(h)	any insolvency or similar proceedings.

26.5	Priorities not affected

Except as otherwise provided in this Agreement the priorities referred to in Clause 2 (Ranking and Priority) will:

(a)	not be affected by any reduction or increase in the principal amount secured by the Transaction Security in respect of the Liabilities owing to the Primary Creditors or by any intermediate reduction or increase in, amendment or variation to any of the Debt Documents, or by any variation or satisfaction of, any of the Liabilities or any other circumstances;

(b)	apply regardless of the order in which or dates upon which this Agreement and the other Debt Documents are executed or registered or notice of them is given to any person; and

(c)	secure the Liabilities owing to the Primary Creditors in the order specified, regardless of the date upon which any of the Liabilities arise or of any fluctuations in the amount of any of the Liabilities outstanding.

27.	CONSENTS, AMENDMENTS AND OVERRIDE

27.1	Required consents

(a)	Subject to paragraph (b) below, to Clause 27.4 (Exceptions), to Clause 27.5 (Disenfranchisement of Sponsor Affiliates) and to Clause 27.6 (Disenfranchisement of Defaulting Lenders):

(i)	Clause 17.1 (Equalisation Definitions) to Clause 17.2 (Equalisation) may be amended or waived with the consent of (A) the Creditor Representatives in respect of any Credit Facilities and the Security Agent to the extent that that amendment or waiver does not affect the Senior Secured Note Creditors and / or the Second Lien Note Creditors, (B) by the Senior Secured Note Trustee and the Security Agent to the extent that that amendment or waiver does not affect the Credit Facility Creditors and / or the Second Lien Note Creditors, and (C) by the Second Lien Note Trustee and the Security Agent to the extent that that amendment or waiver does not affect the Credit Facility Creditors and / or the Senior Secured Note Creditors;

(ii)	Schedule 4 (Enforcement Principles) may be amended or waived with the consent of the Creditor Representatives acting on behalf of the Majority Credit Facility Lenders and the Senior Secured Note Trustee acting on behalf of the Majority Senior Secured Note Creditors with notice to the Security Agent and without the consent of the Security Agent, Parent, any Debtor or any Intra-Group Lender to the extent that that amendment or waiver does not impose obligations on the Security Agent, the Parent, any Debtor or any Intra-Group Lender;

(iii)	subject to paragraphs (i) and (ii) above, this Agreement may be amended or waived only with the consent of the Creditor Representatives, the Creditor Representative acting on behalf of the Credit Facility Lenders, the Senior Secured Note Trustee acting on behalf of the Senior Secured Note Creditors and the Second Lien Note Trustee acting on behalf of the Second Lien Note Creditors and the Security Agent.

(b)	An amendment or waiver that has the effect of changing or which relates to:

(i)	Clause 10 (Redistribution), Clause 11 (Enforcement of Transaction Security), Clause 16 (Application of Proceeds) or this Clause 27 (Consents, Amendments and Override);

(ii)	paragraphs (d)(iii), (e) and (g) of Clause 18.3 (Instructions); or

(iii)	the order of priority or subordination under this Agreement,

shall not be made without the consent of:

(A)	the Creditor Representatives;

(B)	the Creditor Representative acting on behalf of the Credit Facility Lenders or in the case of an amendment to the definitions of “Enforcement Instructions”, “Instructing Group”, “Majority Credit Facility Lenders” or any provision that expressly requires the consent of the Majority Credit Facility Lenders, the Creditor Representative acting on behalf of the Majority Credit Facility Lenders;

(C)	the Senior Secured Note Trustee acting on behalf of the Senior Secured Noteholders or in the case of an amendment to the definitions of “Enforcement Instructions”, “Instructing Group”, “Majority Senior Secured Note Creditors” or any provision that expressly requires the consent of the Majority Senior Secured Note Creditors, the Senior Secured Note Trustee acting on behalf of the Majority Senior Secured Note Creditors;

(D)	the Second Lien Note Trustee acting on behalf of the Second Lien Noteholders or in the case of an amendment to the definitions of “Enforcement Instructions”, “Instructing Group”, “Majority Second Lien Note Creditors” or any provision that expressly requires the consent of the Majority Second Lien Note Creditors, the Second Lien Note Trustee acting on behalf of the Majority Second Lien Note Creditors; and

(E)	the Security Agent.

27.2	Amendments and Waivers: Transaction Security Documents

(a)	Subject to paragraph (b) below and to Clause 27.4 (Exceptions) and unless the provisions of any Debt Document expressly provide otherwise, the Security Agent may, if authorised by the Creditor Representative acting on behalf of the Credit Facility Lenders, the Senior Secured Note Trustee acting on behalf of the Senior Secured Noteholders, and the Second Lien Note Trustee acting on behalf of the Second Lien Noteholders and if the Parent consents, amend the terms of, waive any of the requirements of or grant consents under, any of the Transaction Security Documents which shall be binding on each Party.

(b)	Subject to paragraph (c) of Clause 27.4 (Exceptions), any amendment or waiver of, or consent under, any Transaction Security Document which has the effect of changing or which relates to:

(i)	the nature or scope of the Charged Property;

(ii)	the manner in which the proceeds of enforcement of the Transaction Security are distributed; or

(iii)	the release of any Transaction Security,

shall not be made without the prior consent of the Creditor Representative acting on behalf of the Credit Facility Lenders, the Senior Secured Note Trustee acting on behalf of the Senior Secured Noteholders and the Second Lien Note Trustee acting on behalf of the Second Lien Noteholders.

27.3	Effectiveness

(a)	Any amendment, waiver or consent given in accordance with this Clause 27 will be binding on all Parties and the Security Agent may effect, on behalf of any Primary Creditor, any amendment, waiver or consent permitted by this Clause 27.

(b)	Without prejudice to the generality of Clause 18.8 (Rights and discretions) in connection with the execution and delivery of any amendment, consent or waiver under this Clause 27, the Security Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel to the Parent and an officer’s certificate of the Parent each stating that the execution and delivery of such amendment, consent or waiver, as applicable, is authorized or permitted by this Agreement and the Debt Documents and that all conditions precedent contained in this Agreement and the Debt Documents relating to such amendment, consent or waiver have been satisfied. The Security Agent may, but shall not be obligated to, execute any such amendment, consent or waiver that affects the Security Agent’s own rights, duties, liabilities, indemnities or immunities under this Agreement, the Debt Documents or otherwise.

27.4	Exceptions

(a)	Subject to paragraphs (c) and (d) below, if the amendment, waiver or consent may impose new or additional obligations on or withdraw or reduce the rights of any Party other than:

(i)	in the case of a Primary Creditor (other than any Creditor Representative or any Arranger), in a way which affects or would affect Primary Creditors of that Party’s class generally; or

(ii)	in the case of a Debtor, to the extent consented to by the Parent under paragraph (a) of Clause 27.2 (Amendments and Waivers: Transaction Security Documents),

the consent of that Party is required.

(b)	Subject to paragraphs (c) and (d) below, an amendment, waiver or consent which relates to the rights or obligations of a Creditor Representative, an Arranger or the Security Agent (including, without limitation, any ability of the Security Agent to act in its discretion under this Agreement) may not be effected without the consent of that Creditor Representative or, as the case may be, that Arranger or the Security Agent.

(c)	Neither paragraph (a) nor (b) above, nor paragraph (b) of Clause 27.2 (Amendments and Waivers: Transaction Security Documents) shall apply:

(i)	to any release of Transaction Security, claim or Liabilities; or

(ii)	to any consent

which, in each case, the Security Agent gives in accordance with Clause 12 (Non-Distressed Disposals) or Clause 13 (Distressed Disposals).

(d)	Paragraphs (a) and (b) above shall apply to an Arranger only to the extent that Liabilities are then owed to that Arranger.

(e)	For the avoidance of doubt an accession or resignation effected in accordance with Clause 21 (Changes to the Parties) of this Agreement does not constitute an amendment or waiver of this Agreement.

27.5	Disenfranchisement of Sponsor Affiliates

(a)	For so long as a Sponsor Affiliate (i) beneficially owns a Credit Facility Participation or (ii) has entered into a sub-participation agreement relating to a Credit Facility Participation or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated:

(i)	in ascertaining:

(A)	the Majority Credit Facility Lenders; or

(B)	whether any relevant percentage (including, for the avoidance of doubt, unanimity) of Credit Facility Participation, or the agreement of any specified group of Primary Creditors,

has been obtained to approve any request for a Consent or to carry any other vote or approve any action under this Agreement,

that Credit Facility Participation shall be deemed to be zero and that Sponsor Affiliate (or the person with whom it has entered into that sub-participation, other agreement or arrangement ) shall be deemed not to be a Credit Facility Lender.

(b)	Each Sponsor Affiliate that is a Credit Facility Lender agrees that:

(i)	in relation to any meeting or conference call to which all the Credit Facility Lenders or all the Primary Creditors are invited to attend or participate, it shall not attend or participate in the same if so requested by the Security Agent or, unless the Security Agent otherwise agrees, be entitled to receive the agenda or any minutes of the same; and

(ii)	it shall not, unless the Security Agent otherwise agrees, be entitled to receive any report or other document prepared at the behest of, or on the instructions of, the Security Agent or the Credit Facility Lenders.

27.6	Disenfranchisement of Defaulting Lenders

(a)	For so long as a Defaulting Lender has any Available Commitment:

(i)	in ascertaining:

(A)	the Majority Credit Facility Lenders; or

(B)	whether:

(1)	any relevant percentage (including, for the avoidance of doubt, unanimity) of Credit Facility Participations; or

(2)	the agreement of any specified group of Primary Creditors,

has been obtained to approve any request for a Consent or to carry any other vote or approve any action under this Agreement,

that Defaulting Lender’s Credit Facility Commitments will be reduced by the amount of its Available Commitments and, to the extent that that reduction results in that Defaulting Lender’s Credit Facility Commitments being zero, that Defaulting Lender shall be deemed not to be a Credit Facility Lender.

(b)	For the purposes of this Clause 27.6, the following Primary Creditors are Defaulting Lenders:

(i)	any Credit Facility Lender which has notified the Security Agent that it has become a Defaulting Lender;

(ii)	any Credit Facility Lender to the extent that the relevant Creditor Representative has notified the Security Agent that that Credit Facility Lender is a Defaulting Lender; and

(iii)	any Credit Facility Lender in relation to which it is aware that any of the events or circumstances referred to in paragraphs (a), (b) or (c) of the definition of “Defaulting Lender” in the relevant Credit Facility Agreement has occurred, unless the applicable Creditor Representative has received notice to the contrary from the Credit Facility Lender concerned (together with any supporting evidence reasonably requested by the applicable Creditor Representative) or the applicable Creditor Representative is otherwise aware that the Credit Facility Lender has ceased to be a Defaulting Lender.

27.7	Calculation of Credit Facility Participations, Senior Secured Note Credit Participations and Second Lien Note Credit Participations

For the purpose of ascertaining whether any relevant percentage of Credit Facility Participations or Senior Secured Note Credit Participations or Second Lien Note Credit Participations has been obtained under this Agreement, the applicable Creditor Representative may notionally convert the Credit Facility Participations and/or Senior Secured Note Credit Participations and/or Second Lien Note Credit Participations into their Common Currency Amounts.

27.8	Deemed consent

(a)	If, at any time prior to the Credit Facility Lender Discharge Date the Credit Facility Lenders give a Consent in respect of their respective Debt Documents then, if that action was permitted by the terms of this Agreement, the Senior Secured Note Creditors, the Intra-Group Lenders and the Second Lien Note Creditors will (or will be deemed to):

(i)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(ii)	do anything (including executing any document) that the Primary Creditors may reasonably require to give effect to this Clause 27.8.

(b)	If, at any time after the Credit Facility Lender Discharge Date but prior to the Senior Secured Note Discharge Date the Senior Secured Note Creditors give a Consent in respect of their respective Debt Documents then, if that action was permitted by the terms of this Agreement, the Intra-Group Lenders and the Second Lien Note Creditors will (or will be deemed to):

(i)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(ii)	do anything (including executing any document) that the Primary Creditors may reasonably require to give effect to this Clause 27.8.

27.9	Excluded consents

Clause 27.8 (Deemed consent) does not apply to any Consent which has the effect of:

(a)	increasing or decreasing the Liabilities;

(b)	changing the basis upon which any Permitted Payments are calculated (including the timing, currency or amount of such Payments); or

(c)	changing the terms of this Agreement or of any Security Document.

27.10	No liability

None of the Credit Facility Creditors will be liable to any other Creditor, or Debtor for any Consent given or deemed to be given under this Clause 27.

27.11	Agreement to override

(a)	Subject to paragraph (b) below, unless expressly stated otherwise in this Agreement, this Agreement overrides anything in the Debt Documents to the contrary.

(b)	Notwithstanding anything to the contrary in this Agreement, paragraph (a) above will not cure, postpone, waive or negate in any manner any default or event of default (however described) under any Debt Document as between any Creditor and any Debtor that are party to that Debt Document.

28.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

29.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

30.	ENFORCEMENT

30.1	Jurisdiction

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 30.1 is for the benefit of the Secured Parties only. As a result, no Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Secured Parties may take concurrent proceedings in any number of jurisdictions.

30.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law:

(i)	each Debtor (unless incorporated in England and Wales):

(A)	irrevocably appoints Global Ship Lease Services Limited as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement and Global Ship Lease Services Limited, by its execution of this Agreement, accepts that appointment; and

(B)	agrees that failure by a process agent to notify the relevant Debtor of the process will not invalidate the proceedings concerned;

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Parent (in the case of an agent for service of process for a Debtor), must immediately (and in any event within 10 days of such event taking place) appoint another agent on terms acceptable to each Creditor Representative. Failing this, the relevant Creditor Representative may appoint another agent for this purpose.

(c)	Global Ship Lease Services Limited expressly agrees and consents to the provisions of this Clause 30 and Clause 29 (Governing Law).

This Agreement has been executed as a deed and is intended to be and is delivered as a deed on the date specified above.

SCHEDULE 1

FORM OF DEBTOR ACCESSION DEED

THIS AGREEMENT is made on [—] and made between:

(1)	[Insert Full Name of New Debtor] (the “Acceding Debtor”); and

(2)	[Insert Full Name of Current Security Agent] (the “Security Agent”), for itself and each of the other parties to the intercreditor agreement referred to below.

This agreement is made on [date] by the Acceding Debtor in relation to an intercreditor agreement (the “Intercreditor Agreement”) dated [—] between, amongst others, [—] as parent, [—] as company, [—] as security agent, [—] as revolving agent, [—] as senior secured note trustee, the other Creditors and the other Debtors (each as defined in the Intercreditor Agreement).

The Acceding Debtor intends to [incur Liabilities under the following documents]/[give a guarantee, indemnity or other assurance against loss in respect of Liabilities under the following documents]:

[Insert details (date, parties and description) of relevant documents]

the “Relevant Documents”.

IT IS AGREED as follows:

1.	Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Agreement, bear the same meaning when used in this Agreement.

2.	The Acceding Debtor and the Security Agent agree that the Security Agent shall hold:

(a)	[any Security in respect of Liabilities created or expressed to be created pursuant to the Relevant Documents;

(b)	all proceeds of that Security; and]*

(c)	all obligations expressed to be undertaken by the Acceding Debtor to pay amounts in respect of the Liabilities to the Security Agent as trustee for the Secured Parties (in the Relevant Documents or otherwise) and secured by the Transaction Security together with all representations and warranties expressed to be given by the Acceding Debtor (in the Relevant Documents or otherwise) in favour of the Security Agent as trustee for the Secured Parties, on trust for the Secured Parties on the terms and conditions contained in the Intercreditor Agreement.

3.	The Acceding Debtor confirms that it intends to be party to the Intercreditor Agreement as a Debtor, undertakes to perform all the obligations expressed to be assumed by a Debtor under the Intercreditor Agreement and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement.

4.	[In consideration of the Acceding Debtor being accepted as an Intra-Group Lender for the purposes of the Intercreditor Agreement, the Acceding Debtor also confirms that it intends to be party to the Intercreditor Agreement as an Intra-Group Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by an Intra-Group Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement].**

*	Include to the extent that the Security created in the Relevant Documents is expressed to be granted to the Security Agent as trustee for the Secured Parties.
**	Include this paragraph in the relevant Debtor Accession Deed if the Acceding Debtor is also to accede as an Intra-Group Lender to the Intercreditor Agreement.

[4]/[5]	This Agreement and any non-contractual obligations arising out of or in connection with it are is governed by, English law.

THIS AGREEMENT has been signed on behalf of the Security Agent and executed as a deed by the Acceding Debtor and is delivered on the date stated above.

The Acceding Debtor

[EXECUTED as a DEED]	)
By: [Full Name of Acceding Debtor]	)

Director

Director/Secretary

OR

[EXECUTED AS A DEED By: [Full name of Acceding Debtor]

Signature of Director

Name of Director

in the presence of

Signature of witness

Name of witness

Address of witness

Occupation of witness]

Address for notices:

Address:

Fax:

The Security Agent

[Full Name of Current Security Agent]

By:

Date:

SCHEDULE 2

FORM OF CREDITOR/CREDITOR REPRESENTATIVE ACCESSION UNDERTAKING

To: [Insert full name of current Security Agent] for itself and each of the other parties to the Intercreditor Agreement referred to below.

From: [Acceding Creditor]

THIS UNDERTAKING is made on [date] by [insert full name of new Credit Facility Lender/ Creditor Representative/ Arranger/ Intra-Group Lender] (the “Acceding Credit Facility Lender/ Creditor Representative/ Arranger/ Intra-Group Lender/”) in relation to the intercreditor agreement (the “Intercreditor Agreement”) dated [—] between, among others, [INSERT NAME OF PARENT] as parent, [INSERT NAME OF SECURITY AGENT] as security agent, [INSERT NAME OF REVOLVING AGENT] as revolving agent [INSERT NAME OF SENIOR SECURED NOTE TRUSTEE] as senior secured note trustee, the other Creditors and the other Debtors (each as defined in the Intercreditor Agreement). Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding [Credit Facility Lender/ Creditor Representative/ Arranger/ Intra-Group Lender] being accepted as a [Credit Facility Lender/ Creditor Representative/ Arranger/ Intra-Group Lender] for the purposes of the Intercreditor Agreement, the Acceding [Credit Facility Lender/ Creditor Representative/ Arranger/Intra-Group Lender/] confirms that, as from [date], it intends to be party to the Intercreditor Agreement as a [Credit Facility Lender/ Creditor Representative/ Arranger/ Intra-Group Lender] and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a [Credit Facility Lender/ Creditor Representative/ Arranger/Intra-Group Lender] and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS UNDERTAKING has been entered into on the date stated above and is executed as a deed by the Acceding Creditor, if it is acceding as an Intra-Group Lender and is delivered on the date stated above.

Acceding [Creditor]

[EXECUTED as a DEED]
[insert full name of Acceding Creditor]

By:

Address:

Fax:

Accepted by the Security Agent

for and on behalf of

[Insert full name of current Security Agent]

Date:

SCHEDULE 3

FORM OF DEBTOR RESIGNATION REQUEST

To:	[—] as Security Agent

From:	[resigning Debtor] and [Parent]

Dated:

Dear Sirs

[Parent] - [—] Intercreditor Agreement

dated [—] (the “Intercreditor Agreement”)

1.	We refer to the Intercreditor Agreement. This is a Debtor Resignation Request. Terms defined in the Intercreditor Agreement have the same meaning in this Debtor Resignation Request unless given a different meaning in this Debtor Resignation Request.

2.	Pursuant to Clause 21.13 (Resignation of a Debtor) of the Intercreditor Agreement we request that [resigning Debtor] be released from its obligations as a Debtor under the Intercreditor Agreement.

3.	We confirm that:

(a)	no Default is continuing or would result from the acceptance of this request; and

(b)	[resigning Debtor] is under no actual or contingent obligations in respect of the Intra-Group Liabilities.

4.	This letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

[Parent]	[resigning Debtor]

By:	By:

SCHEDULE 4

ENFORCEMENT PRINCIPLES

1.	In this Schedule 4:

“Enforcement Objective” means maximising, to the extent consistent with a prompt and expeditious realisation of value, the recovery of the Credit Facility Creditors and, without prejudice to Clause 16 (Application of Proceeds), the Senior Secured Note Creditors.

“Fairness Opinion” means, in respect of any Enforcement, an opinion from a Financial Adviser that the proceeds received or recovered in connection with that Enforcement are fair from a financial point of view taking into account all relevant circumstances and that such Enforcement is consistent with the Enforcement Objective (provided that the provider of such opinion may limit its liability in respect of that opinion to the amount of its fees in respect of such engagement).

“Financial Adviser” means any:

(a)	independent internationally recognised investment bank;

(b)	independent internationally recognised accountancy firm; or

(c)	(with regard to the sale of vessels only) independent internationally recognised shipping broker.

2.	It shall be the primary and over-riding aim of any Enforcement to achieve the Enforcement Objective. Any Enforcement shall be consistent with the Enforcement Objective.

3.	Without prejudice to the Enforcement Objective, the Transaction Security will be enforced and other action as to Enforcement will be taken such that either:

(a)	to the extent the Instructing Group is the Majority Credit Facility Lenders, all proceeds of Enforcement are received by the Security Agent in cash for distribution in accordance with Clause 16 (Application of Proceeds); or

(b)	to the extent the Instructing Group is the Majority Senior Secured Note Creditors, either:

(i)	all proceeds of enforcement are received by the Security Agent in cash for distribution in accordance with Clause 16 (Application of Proceeds); or

(ii)	sufficient proceeds from Enforcement will be received by the Security Agent in cash to ensure that, when the proceeds are applied in accordance with Clause 16 (Application of Proceeds), the Credit Facility Lender Discharge Date will occur (unless the Majority Credit Facility Lenders agree otherwise).

4.	Enforcement action must be prompt and expeditious and reasonably expected to realise proceeds from the assets subject to Enforcement within 6 months of receipt by the Security Agent of Enforcement Instructions.

5.	On:

(a)	a proposed Enforcement in relation to assets comprising Charged Property other than shares in a member of the Group over which Transaction Security exists, where the aggregate book value of such assets exceeds (US)$5,000,000 (or its equivalent in any other currency or currencies); or

(b)	a proposed Enforcement in relation to Charged Property comprising some or all of the shares in a member of the Group over which Transaction Security exists,

which, in either case, is not being effected through a Public Auction, the Security Agent shall, if instructed by the Creditor Representative acting upon instructions from the Majority Credit Facility Lenders or the Majority Senior Secured Note Creditors, appoint a Financial Adviser selected by the Revolving Agent or Creditor Representative for the Credit Facility Lenders and the Senior Secured Note Trustee (or in the event of any conflict selected by an investment bank (acting as an expert and not as an arbitrator) nominated (on the application of the Security Agent) by the President for the time being of the Law Society of England and Wales (the costs of the nomination and of the investment bank being payable by the Parent) and the determination of any investment bank shall be final and binding upon the Parties and which may be a Credit Facility Lender or a relationship bank of a Debtor) to provide a Fairness Opinion in relation to that Enforcement, provided that the Security Agent shall not be required to appoint a Financial Adviser nor obtain a Fairness Opinion if a proposed Enforcement:

(i)	would result in the receipt of sufficient Enforcement Proceeds in cash by the Security Agent to ensure that, after application in accordance with Clause 16 (Application of Proceeds):

(A)	in the case of an Enforcement requested by the Majority Credit Facility Lenders, the Credit Facility Lender Discharge Date and the Senior Secured Note Discharge Date would occur; or

(B)	in the case of an Enforcement requested by the Senior Secured Note Trustee acting on the instructions of the Majority Senior Secured Note Creditors, the Credit Facility Lender Discharge Date would occur,

(ii)	is in accordance with any applicable law; and

(iii)	complies with Clause 13 (Distressed Disposals).

6.	The Security Agent shall be under no obligation to appoint a Financial Adviser or to seek the advice of a Financial Adviser unless expressly required to do so by this Schedule 4 or any other provision of this Agreement.

7.	The Fairness Opinion will be conclusive evidence that the Enforcement Objective has been met.

SCHEDULE 5

ORIGINAL DEBTORS AND INTRA-GROUP LENDERS

PART A (INTRA-GROUP DEBTORS)

Name of Intra-Group Lender	Jurisdiction of Incorporation	Registered Number
Global Ship Lease, Inc.	Marshall Islands	28891
GSL Alcazar Inc.	Marshall Islands	26711
Global Ship Lease Services Limited	England	06285694
Global Ship Lease 1 Limited	Cyprus	211531
Global Ship Lease 2 Limited	Cyprus	211533
Global Ship Lease 3 Limited	Cyprus	211552
Global Ship Lease 4 Limited	Cyprus	211532
Global Ship Lease 5 Limited	Cyprus	211540
Global Ship Lease 6 Limited	Cyprus	211526
Global Ship Lease 7 Limited	Cyprus	211528
Global Ship Lease 8 Limited	Cyprus	211539
Global Ship Lease 9 Limited	Cyprus	211530
Global Ship Lease 10 Limited	Cyprus	211534
Global Ship Lease 12 Limited	Cyprus	211709
Global Ship Lease 13 Limited	Cyprus	212727
Global Ship Lease 14 Limited	Cyprus	212734
Global Ship Lease 15 Limited	Cyprus	212735
Global Ship Lease 16 Limited	Cyprus	212729
Global Ship Lease 17 Limited	Cyprus	212742

PART B (ORIGINAL DEBTORS)

Name of Original Debtor	Jurisdiction of Incorporation	Registered Number
Global Ship Lease, Inc.	Marshall Islands	28891
GSL Alcazar Inc.	Marshall Islands	26711
Global Ship Lease Services Limited	England	06285694
Global Ship Lease 1 Limited	Cyprus	211531
Global Ship Lease 2 Limited	Cyprus	211533
Global Ship Lease 3 Limited	Cyprus	211552
Global Ship Lease 4 Limited	Cyprus	211532
Global Ship Lease 5 Limited	Cyprus	211540
Global Ship Lease 6 Limited	Cyprus	211526
Global Ship Lease 7 Limited	Cyprus	211528
Global Ship Lease 8 Limited	Cyprus	211539
Global Ship Lease 9 Limited	Cyprus	211530
Global Ship Lease 10 Limited	Cyprus	211534
Global Ship Lease 12 Limited	Cyprus	211709
Global Ship Lease 13 Limited	Cyprus	212727
Global Ship Lease 14 Limited	Cyprus	212734
Global Ship Lease 15 Limited	Cyprus	212735
Global Ship Lease 16 Limited	Cyprus	212729
Global Ship Lease 17 Limited	Cyprus	212742

SIGNATURES

Original Debtors and Intra-Group Lenders

The Parent

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE, INC.	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

Address:	Global Ship Lease, Inc., c/o Global Ship Lease Services Limited Portland House Stag Place London SW1E 5RS

Fax number:	+44 (0) 20 7869 8119

Attention:	CFO

[Intercreditor Agreement – Execution pages]

Other Original Debtors and Intra-Group Lenders

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE SERVICES LIMITED	)
acting by	)
)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

Witness’s signature	/s/ Olivia Chan	/s/ Susan Cook

Name	Olivia Chan Trainee Solicitor	Name	Susan J. Cook

Address	Norton Rose Fulbright Norton Rose Fulbright LLP 3 More London Riverside London SE1 2AQ United Kingdom Nortonrosefulbright.com	Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 1 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 2 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 3 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 4 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 5 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 6 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 7 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 8 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 9 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 10 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 12 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 13 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 14 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 15 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 16 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GLOBAL SHIP LEASE 17 LIMITED	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

EXECUTED AS A DEED by	)
GSL ALCAZAR INC.	)
acting by	)
)

/s/ Ian Webber

		Name	Ian J. Webber

		Title	CEO

/s/ Susan Cook

		Name	Susan J. Cook

		Title	CFO

[Intercreditor Agreement – Execution pages]

The Revolving Agent

EXECUTED AS A DEED by

CITIBANK INTERNATIONAL PLC

By:	/s/ Raya Brody /s/ Steve Wright
Raya Brody Steve Wright

Witness:	/s/ Jeremy Hayes

Name:	Jeremy Hayes

Address:	Citibank Internation plc 5th Floor, Citigroup Centre 25 Canada Square, London, E14 5LB

Occupation:	Agency Officer

Fax:

Attention:

Address:	Citibank International plc 5th Floor, Citigroup Centre 25 Canada Square London E14 5LB

Fax Number:	+44 (0) 20 7492 3980

Attention:	European Loans Agency, EMEA

[Intercreditor Agreement – Execution pages]

The Revolving Lender

EXECUTED AS A DEED by

CITIBANK N.A., LONDON BRANCH

By:	/s/ Shreyas Chipalkatty
Sheryas Chipalkatty

Witness:	/s/ Meghan O’Connor

Name:	Meghan O’Connor

Address:	Citibank N.A., London Branch 5th Floor, Citigroup Centre 25 Canada Square London E14 5LB

Occupation:

Fax:	+44 (0) 20 8043 0390

Attention:	Shreyas Chipalkatty

[Intercreditor Agreement – Execution pages]

The Revolving Arranger

EXECUTED AS A DEED by

CITIBANK N.A., LONDON BRANCH

By:	/s/ Shreyas Chipalkatty
Sheryas Chipalkatty

Witness:	/s/ Meghan O’Connor

Name:	Meghan O’Connor

Address:	Citibank N.A., London Branch 5th Floor, Citigroup Centre 25 Canada Square London E14 5LB

Occupation:

Fax:	+44 (0) 20 8043 0390

Attention:	Shreyas Chipalkatty

[Intercreditor Agreement – Execution pages]

The Senior Secured Notes Trustee

EXECUTED AS A DEED by

DEUTSCHE BANK TRUST COMPANY AMERICAS

acting by DEUTSCHE BANK NATIONAL TRUST COMPANY

By:	/s/ Jacqueline Bartnick

Name:	Jacqueline Bartnick

Title:	Director

By:	/s/ Robert S. Peschler

Name:	Robert S. Peschler

Title:	Vice President

Address:	Deutsche Bank Trust Company Americas Trust and Agency Services 60 Wall Street, 16th Floor Mail Stop: NYC60-1630 New York, New York 10005 USA

Fax Number:	+1 (732) 578-4635

Attention:	Corporate Team, Global Ship Lease, Inc.

With a copy to:

Address:	Deutsche Bank Trust Company Americas c/o Deutsche Bank National Trust Company Trust and Agency Services 100 Plaza One – 6th Floor Mail Stop: JCY03-0699 Jersey City, NJ 07311-3901 USA

Fax Number:	+1 (732) 578-4635

Attention:	Corporate Team, Global Ship Lease, Inc.

[Intercreditor Agreement – Execution pages]

The Security Agent

EXECUTED AS A DEED by

DEUTSCHE BANK TRUST COMPANY AMERICAS

acting by DEUTSCHE BANK NATIONAL TRUST COMPANY

By:	/s/ Jacqueline Bartnick

Name:	Jacqueline Bartnick

Title:	Director

By:	/s/ Robert S. Peschler

Name:	Robert S. Peschler

Title:	Vice President

Address:	Deutsche Bank Trust Company Americas Trust and Agency Services 60 Wall Street, 16th Floor Mail Stop: NYC60-1630 New York, New York 10005 USA

Fax Number:	+1 (732) 578-4635

Attention:	Corporate Team, Global Ship Lease, Inc.

With a copy to:

Address:	Deutsche Bank Trust Company Americas c/o Deutsche Bank National Trust Company Trust and Agency Services 100 Plaza One – 6th Floor Mail Stop: JCY03-0699 Jersey City, NJ 07311-3901 USA

Fax Number:	+1 (732) 578-4635

Attention:	Corporate Team, Global Ship Lease, Inc.

[Intercreditor Agreement – Execution pages]